MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

June 11, 2019

VIA EDGAR

Ms. Elisabeth Bentzinger, Esq.
Senior Counsel, Disclosure Review Office No. 3
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company
CUNA Mutual Group Zone Income Annuity
Initial Registration Statement on Form S-1
File Nos. 333-228894; 811-23092

Dear Ms. Bentzinger:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by our counsel on February 25, 2019 on the above-referenced Form S-1 Registration Statement (“Registration Statement”). We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) for certain single premium deferred modified guaranteed index annuity contracts (the “Contracts”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment will incorporate changes made in response to comments raised by the Staff and include information necessary to complete the Registration Statement, such as financial statements. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

General

1.
Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:	The Company acknowledges the Staff’s comment and confirms that all missing information, including financial statements, exhibits, and other required information will be filed with the Amendment.

2.
Please clarify supplementally whether there are any types of guarantee or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Ms. Bentzinger
June 11, 2019

Response:	The Company is solely responsible for all features and benefits associated with the Contracts There are no guarantee or support agreements with third parties that support any benefit or feature of the Contracts.

3.	On the facing sheet of the S-1 Registration Statement. Please add the word “index” (before “annuity”) to the title of the security being registered.

Response:	The Company has added the word “index” to the title of the security being registered.

4.
On the Rate Sheet Supplement, the youngest age in the table is age 55, but the Prospectus states that payments can begin at age 50. The Prospectus states that rates are determined on the Contract Issue Date and the Contract can be purchased by someone age 21 or older.

Response:	The Company has revised the lowest band on the Rate Sheet Supplement to provide “21 - 55” rather than “< 55” for clarity.

5.	On the Rate Sheet Supplement, please state when the GLWB Rates are established for a Contract.

The following is sample disclosure for the Company’s consideration: “We must receive your signed application in good order while the GLWB supplement is in effect, e.g., until superseded by a 7 day calendar notice. If we receive your application after that date, you will receive the GLWB Supplement in effect after we receive your signed application in good order.”

Response:
In response to the Staff comment, the Company added the following disclosure to the Rate Sheet Supplement, “Your Contract must be issued while the GLWB Supplement is in effect. Notice of effectiveness of a new GLWB Supplement will be given at least seven calendar days in advance. If we issue your Contract on or after the effective date of the new GLWB Supplement, your Contract will receive the terms of the new GLWB Supplement currently in effect.”

Cover Page

6.
On the Prospectus Cover Page, please state that the Company does not allow additional Purchase Payments after the initial Purchase Payment. Also, disclose in the summary on page (7) and “Allocating Purchase Payment” section on page 18.

Response:	The Company has added the disclosure recommended by the Staff to the Cover Page, the Summary and the “Allocating Purchase Payment” Section.

7.
Prospectus Cover Page – Second Paragraph, Second Sentence. Please clarify that while the Contract allows for accumulation of savings it is designed for the Owner to take withdrawals for life under the non-optional GLWB feature, and that the Contract may not be appropriate if the investor is only interested in maximizing long-term accumulation.

In the second sentence, take out the word “retirement” that precedes the word “savings.”

Ms. Bentzinger
June 11, 2019

Response:
The Company has added a statement to the second paragraph of the Cover Page stating that although the Contract allows for accumulation of savings it is designed for the Owner to take withdrawals for life under the non-optional Guaranteed Lifetime Withdrawal Benefit feature and may not be appropriate if the Owner is only interested in maximizing long-term accumulation.

8.
Prospectus Cover Page, Third Paragraph, Second Sentence. Clarify the sentence with the phrase “subject to certain conditions.” Also, add “The payments are guaranteed regardless of investment performance even if the Contract Value is reduced to zero.” Make corresponding changes to pages 3, 7 and 32.

Response:
In response to the Staff comment, the Company added the phrase “subject to certain conditions” to the second sentence of the third paragraph on the Cover Page. The Company also added the statement that GLWB Payments are guaranteed regardless of investment performance even if the Contract Value is reduced to zero. Corresponding changes were made on pages 3, 7 and 32.

9.
Prospectus Cover Page, Third Paragraph. Disclose prominently that withdrawals taken before the GLWB Payment Start Date including RMDs, and withdrawals taken after the GLWB Payment Start Date above the GLWB Payment will reduce the GLWB Payment and the GLWB Benefit Base, perhaps significantly, and could terminate the GLWB. Add similar disclosure to pages 7, 12 and 35.

Response:
The Company added disclosure to the third paragraph of the Cover Page and pages 7, 12 and 32 indicating that withdrawals taken before the GLWB Payment Start Date including RMDs, and withdrawals taken after the GLWB Payment Start Date above the GLWB Payment will reduce the GLWB Payment and the GLWB Benefit Base, perhaps significantly, and could terminate the GLWB.

10.
Prospectus Cover Page, Paragraph 4. Explain what the Risk Control Accounts are and that you can allocate your premium to the Risk Control Accounts to which the Company credits interest each year for a six year period based on the performance of an external index, and the Index Rate Cap and Index Rate Floor.

Please disclose that the Contract Value allocated to the Risk Control Account must remain in the Risk Control Account for the entire Allocation Option Period to avoid the Market Value Adjustment and Surrender Charge. Make clear that the Allocation Option Period is six years.

Response:
The Company has added disclosure to paragraph five of the Cover Page describing the Risk Control Accounts and how interest is credited based on the performance of an external index, the Index Rate Cap and Index Rate Floor. The Company also added new paragraph four which provides that Contract Value must remain in the Allocation Options for the entire Allocation Option Period to avoid the Market Value Adjustment. The Company also clarified in paragraph four that transfers between Allocation Options on each Contract Anniversary as part of automatic rebalancing are not subject to a Market Value Adjustment. The Company notes that the Surrender Charge is in effect only for the first six Contract Years and would not be assessed in future Allocation Option Periods. For that reason, the Company respectfully declines to comply with the Staff comment as it pertains to the Surrender Charge.

Ms. Bentzinger
June 11, 2019

11.
Prospectus Cover Page, Fourth Paragraph, Fourth Sentence. Can transfers be made from a Risk Control Account prior to the termination of an Allocation Period? Please add a reference to GLWB Payments in the sentence. Make corresponding changes elsewhere in the Prospectus.

Paragraphs 5 and 6. “Federal Income Tax Penalties” is capitalized but is not a defined term. Please modify reference.

Response:	The Company clarified the reference to transfers by replacing the term “transfer” with “automatic rebalancing transfers.” The Company also added a reference to GLWB Payments.

The references to “Federal Income Tax Penalties” have been modified as recommended by the Staff.

12.
Prospectus Cover Page, Sixth Paragraph. Please state that interest is credited daily. Please disclose that Contract Value allocated to the Declared Rate Account must remain invested for the entire Allocation Period to avoid the imposition of a Surrender Charge and Market Value Adjustment. Add “and previously credited interest” to the end of the sixth sentence.

Response:
The Company modified the subject paragraph to note that interest is credited daily. The Company did not modify the subject paragraph to note that funds must remain invested in the Declared Rate Account for the entire Allocation Period to avoid imposition of a Surrender Charge and Market Value Adjustment because the Company previously addressed the effect of surrenders and withdrawals in new paragraph four. As noted in response to Comment 10, the portion of the Staff comment pertaining to Surrender Charges is not correct. For that reason, the Company respectfully declines to comply with the Staff comment as it pertains to the Surrender Charge. The Company has added a reference to previously credited interest to what was previously the sixth sentence.

13.
Prospectus Cover Page, Tenth Paragraph. At the end of first sentence, add “associated with the GLWB.” Take out parenthetical “in each case as applicable” in second sentence. Confirm figures in example. Take out reference to Market Value Adjustment. Add cross reference to “Risk Factors” section.

Response:
The Company added the language “associated with the GLWB” at the end of the first sentence of the tenth paragraph of the Cover Page. In that same paragraph the Company deleted the parenthetical “(in each case as applicable)”, verified the figures in the example, deleted reference to Market Value Adjustment and added a cross reference to the Risk Factors section.

Glossary

14.	Glossary. Allocation Option Start Date Definition: Add “Must fall on a Contract Anniversary and if not a Business Day, it will be the next Business Day.”

Ms. Bentzinger
June 11, 2019

Response:
The Company did not add the statement “must fall on a Contract Anniversary and if not a Business Day, it will be the next Business Day” to the definition of Allocation Option Start Date, but instead added, “If an Allocation Option Start Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Authorized Request Definition: Please specify which transactions are permitted by telephone, fax or electronic means.

Response:	The definition of Authorized Request has been modified to specify which transactions are permitted by phone, fax, and electronic means.

Continuation Date Definition: Please remove the definition from the Glossary since it is used only once in the Prospectus.

Response:	The definition of Continuation Date has been removed from the Glossary.

Contract Fee Definition: The Contract Fee definition states that the fee is a percentage of the Accumulation Credit Factor, but the Fee Table describes it as a percentage of Contract Value. Please reconcile.

Response:	The Contract Fee definition in the Fee Table has been modified to match the definition in the Glossary.

Excess Withdrawal Definition: Add RMDs to the list of withdrawals that qualify as Excess Withdrawals. Also, disclose that RMDs are Excess Withdrawals elsewhere in the Prospectus.

Response:	The Company included language indicating that RMDs could be excess withdrawals,. Comparable disclosure has been added elsewhere in the Prospectus.

Index Rate Cap and Index Rate Floor Definitions. State that each does not reflect a deduction for the GLWB Rider Fee.

Response:	The Company has added language to the definitions of Index Rate Cap and Index Rate Floor noting that they do not reflect a deduction for the GLWB Rider Fee.

Market Value Adjustment Indices and Maximum Annual Increase Period Definitions. Please remove the definitions from the Glossary and the Prospectus. Where the term Maximum Annual Increase Period is used replace with “ten years.”

Response:
The definitions for Market Value Adjustment Indices and Maximum Annual Increase Period have been removed from the Glossary and the Prospectus. The Company has also replaced the term “Maximum Annual Increase Period” with “ten years” in the Prospectus.

Risk Control Account Definition: Please state that there are two types of Risk Control Accounts, the Secure Account and the Growth Account.

Ms. Bentzinger
June 11, 2019

Response:	The Company has added language to the Risk Control Account definition stating that there are two types of Risk Control Accounts, the Secure Account and the Growth Account.

Highlights – How Your Contract Works (p. 6)

15.
HIGHLIGHTS – How Your Contract Works – Overview – Second Bullet. Clarify whether the two weeks’ advance notice of the Index Rate Cap applies to the initial Index Rate Cap. Please disclose how Contract Owners will be informed of the Initial Rate Cap before receiving the Contract?

Similarly with regard to the Declared Rate Account, please disclose how the Contract Owner will be informed of the initial Interest Rate credited under the Declared Rate Account.

Response:
The Company added a statement to the second bullet stating that the Initial Index Rate Cap is published at least two weeks in advance of the Contract Issue Date and will be provided by their financial professional or by calling the Company. The rate is also shown on the Contract Data Page. The Company also added a statement to the first bullet stating that the initial Interest Rate is published at least two weeks in advance of the Contract Issue Date and will be provided by their financial professional or by calling the Company. The rate is also shown on the Contract Data Page.

16.	HIGHLIGHTS – How Your Contract Works – Rebalancing / Reallocation. Please disclose that automatic rebalancing will occur on each Contract Anniversary.

Response:	The Company has added a statement that automatic rebalancing occurs on each Contract Anniversary.

17.
HIGHLIGHTS – How Your Contract Works – Withdrawal Options. Add a bullet that (1) describes the GLWB Payment as a withdrawal; and (2) notes that the full GLWB Payment must be taken each year, is not subject to a Surrender Charge or Market Value Adjustment, will reduce the Death Benefit by more than the amount of the Payment and will reduce the Surrender Value, Contract Value and the Free Withdrawal Amount.

Response:
The Company added an additional bullet under the Withdrawal Options section describing the GLWB Payment as a withdrawal, noting that the full GLWB Payment must be taken each year, is not subject to a Surrender Charge or Market Value Adjustment, will reduce the Death Benefit and will reduce the Surrender Value, Contract Value and the Free Withdrawal Amount. Disclosure was added to clarify that the GLWB Payment as a withdrawal will reduce the Death Benefit dollar for dollar; it will not reduce the Death Benefit by more than the amount of the Payment.

18.
HIGHLIGHTS – How Your Contract Works – Withdrawal Options. In the second bullet, please disclose that a partial withdrawal will reduce the Death Benefit, perhaps by more than the amount of the partial withdrawal, and may be considered an Excess Withdrawal that could significantly reduce the GLWB Benefit Base and the GLWB Payment. In the third bullet, please remove the last sentence.

Ms. Bentzinger
June 11, 2019

Response:
In the second bullet under the Withdrawal Options, the Company discloses that a partial withdrawal may reduce the Death Benefit by more than the partial withdrawal. The Company has added a statement that partial withdrawals may be considered an Excess Withdrawal that could reduce the GLWB Benefit Base and the GLWB Payment by more than the amount of the partial withdrawal. The Company deleted the last sentence in the third bullet.

19.
HIGHLIGHTS – How Your Contract Works – Market Value Adjustment. In the first bullet, disclose that surrenders under the waivers listed are not subject to Market Value Adjustments. Remove the term “Withdrawal” immediately before the term “waiver.” In the fourth bullet, disclose that surrenders and reallocations on an Allocation Option Maturity Date are not subject to a Market Value Adjustment. Add a new bullet that a Market Value Adjustment does not apply in connection with withdrawals under the Bailout Provision.

Response:
The Company has added language to the first bullet under the Market Value Adjustment section disclosing that surrenders under the waivers are not subject to the Market Value Adjustment and removed the term “withdrawal” before the term “waiver.” In the fourth bullet, the Company discloses that surrenders, withdrawals and reallocations on an Allocation Option Maturity Date are not subject to a Market Value Adjustment. The Company has added a new bullet stating that a Market Value Adjustment does not apply in connection with withdrawals under the Bailout Provision.

20.	HIGHLIGHTS – How Your Contract Works – Bailout Provision. Replace the phrase “may range” with the phrase “will range” in the second sentence of the first paragraph.

In the second paragraph, please make clear that a withdrawal under the Bailout Provision will reduce the Death Benefit and is subject to federal income tax and that a 10% tax penalty may apply.

Please clarify whether the Bailout Provision applies to the initial Purchase Payment. Can the Contract Owner withdraw under the Bailout Provision within 30 days of the Contract Issue Date?

Response:
The Company has replaced the phrase “may range” with the phrase “will range” in the first paragraph under the Bailout Provision. The Company has added language to clarify that a withdrawal under the Bailout Provision will reduce the Death Benefit and is subject to federal income tax and that a 10% tax penalty may apply. The Company has added a statement indicating that the initial Index Rate Cap for a Risk Control Account will not be set below the Bailout Rate at the time a Contract is issued. The Company would stop issuing new Contracts if the initial Index Rate Cap would be below the Bailout Rate.

Highlights – Risk Factors (pp. 10)

21.	HIGHLIGHTS – Risk Factors. Add a risk factor for the GLWB feature that would address the following four points:

(1)
The Contract is designed for persons who seek to make annual lifetime withdrawals. A person should not purchase the Contract seeking a short-term investment or in maximizing long-term accumulation, if not intending to take withdrawals before the Payout Date, or if intending to take RMDs before the GLWB start date or after the GLWB Start Date that exceed that GLWB Payment.

Ms. Bentzinger
June 11, 2019

(2)	Excess Withdrawals could significantly reduce the GLWB Benefit Base, GLWB Payment and terminate the GLWB.

(3)	The GLWB Payment will reduce the Death Benefit, the Contract Value, Free Withdrawal Amount and Surrender Value by the amount of the GLWB Payment.

(4)
The GLWB Payment is taken out of the Owner’s Contract Value unless the Contract Value is reduced to zero. The probability of the Owner outliving their Contract Value and receiving the GLWB Payment from the Company’s general account may be minimal.

Response:
The Company has added a new risk factor entitled the “Guaranteed Withdrawal Benefit Feature Risk” factor which addresses the points noted in the Staff comment. However, as explained in response to Staff Comment 17, the GLWB Payment will reduce the Death Benefit dollar for dollar; it will not reduce the Death Benefit by more than the amount of the GLWB Payment. For that reason, the Company respectfully declines to comply with that portion of the Staff comment.

22.
HIGHLIGHTS – Risk Factors – Risk That We May Eliminate or Substitute an Index. Please state whether a change in the index would change the Index Rate Cap or the Index Floor. Move the “Note:” at the end of this section to under the “Other Important Information You Should Know” section.

Response:
The Company added a statement in the “Risk That We May Eliminate or Substitute an Index” section indicating that a change in the Index will not affect the Index Rate Cap or Index Rate Floor at the time the Index is changed. The Company also removed the note at the end of the “Risk That We May Eliminate or Substitute an Index” section and added language from the note in the No Ownership Rights” section.

Highlights – How Your Contract Works (pp. 6)

23.
HIGHLIGHTS – How Your Contract Works – Overview. In the paragraph addressing the GLWB: (1) describe Excess Withdrawals before the Payment Start Date, including RMDS, and after GLWB Payment Start Date; (2) disclose that there is a fee for the GLWB; and (3) consider removing the second sentence. Two paragraphs below add “unless the GLWB has terminated.”

Response:
The Section describing the GLWB describes the impact of Excess Withdrawals, including RMDs, before and after the Income Start Date. The Company has added a statement that there is a fee for the GLWB. The Company did not delete what was originally the second sentence in this Section because it relates to the statements that were added about the effect of withdrawals after the Income Start Date. The Company has added the recommended language “unless the GLWB has terminated,” to the third paragraph discussing the GLWB.

Highlights – Guaranteed Lifetime Withdrawal Benefits (pp. 12)

24.
HIGHLIGHTS – Guaranteed Lifetime Withdrawal Benefit, Second Paragraph, Last Sentence. Please remove “you may continue to make withdrawals.” Also please clarify that Death Benefit will be reduced and that the reduction could be significant.

Ms. Bentzinger
June 11, 2019

Response:
In the Highlights section describing the GLWB, the Company removed the language the Staff identified and added language clarifying that GLWB Payments reduce the Death Benefit and such reduction could be significant.

Fees and Expenses (pp. 12)

25.		FEES AND EXPENSES. In footnote 1, add surrenders. Please check the Prospectus where withdrawals are referenced to see whether surrenders should also be referenced.

Under the subheading “Surrender Charge”: Disclose that the following are not subject to a Surrender Charge:
	•	withdrawals taken under the Bailout Provision;
	•	withdrawals, surrenders and reallocations on an Allocation Option Maturity Date; and
	•	disclose whether the Surrender Charge is deducted before or after application of the Market Value Adjustment.

Response:
The Company added references to surrender in footnote 1 under Fees and Expenses. The Company added two bullets clarifying that surrenders under the Bailout Provision and withdrawals, surrenders and reallocations on an Allocation Option Maturity Date are not subject to a Surrender Charge. The Company added a statement that the Surrender Charge is applied before calculation of the Market Value Adjustment. The Company also confirmed the use of the term surrender throughout the Prospectus.

Getting Started – The Accumulation Period (pp. 14)

26.
GETTING STARTED – THE ACCUMULATION PERIOD – Eligible Person and Covered Person. Is the use of the term “Eligible Person” necessary? Can the disclosure be simplified by referring only to “Covered Persons”? Under the “Covered Person” section, make the last bullet point a separate statement, not a bullet point.

Response:
The Company restricts who are Eligible Persons under the Contract. A Spouse is an Eligible Person but may or may not be included as a Covered Person. A child is not an Eligible Person and could never be a Covered Person. The Company thinks using the two terms is beneficial because not all Eligible Persons become Covered Persons. The Company made the last bullet point a separate statement in this section.

Allocating Your Purchase Payment (pp. 18)

27.
ALLOCATING YOUR PURCHASE PAYMENT – Purchase Payment and Allocation. The last two sentences of the second paragraph in this section need to be clarified. Also, clarify the meaning of the term “maximum percentage.”

Response:
The Company deleted the last two sentences of the second paragraph under the “Purchase Payment and Allocation” section. This eliminated use of the term maximum percentage. The Company determined the statements about allocations not exceeding 100% were not necessary nor was the maximum percentage concept helpful to Owners.

Ms. Bentzinger
June 11, 2019

28.
ALLOCATING YOUR PURCHASE PAYMENT – Automatic Rebalancing. Please indicate whether, and if so, how a Contract Owner can discontinue automatic rebalancing. Also, at the end of the last sentence of the last paragraph of this section, please add “under the automatic rebalancing program.”

Response:
The Company added a sentence to the end of the first paragraph of the “Automatic Rebalancing” section that states automatic rebalancing cannot be discontinued. The Company also added the statement “under the automatic rebalancing program” at the end of the second to last sentence in the last paragraph of the section.

29.
CONTRACT VALUE. Move the “Allocation Option Maturity Date” section to elsewhere in the Prospectus and expand the disclosure in this section to address the following items: (1) Contract Owners can only transfer once every six years on an Allocation Option Maturity Date; (2) specify what constitutes “Good Order” for an Authorized Request for withdrawal; (3) disclose when does the Company need to receive an Authorized Request in “Good Order” to process the request; (4) describe what happens in the case the Contract Owner does not provide instructions, provides incomplete instructions or instructions are not received in time before the Allocation Option Maturity Date (Is there a default Allocation Option?); (5) describe what happens when the Payout Date falls within a new Allocation Option Period; (6) disclose that once a Contract Owner allocates Contract Value to a new Allocation Option, s/he will not be able to reallocate or establish new Allocation Options for six years; (7) disclose that the Contract Owner will get two weeks’ advance notice of new Index Rate Caps and Interest Rates; and (8) if the Bailout Provision for a Risk Control Account is in effect disclose where Contract Value designated for the Risk Control Account would be allocated.

Please add information on reallocations and transfers to the “HIGHLIGHTS” section.

Revise the second paragraph to state as follows: “Withdrawals on the Allocation Option Maturity Date reduce the Death Benefit, perhaps by more than the amount of the withdrawal, and may be considered Excess Withdrawals that can reduce significantly the GLWB Benefit Base and GLWB Payment.” Also, note in the second paragraph that withdrawals and surrenders may be subject to federal income tax and a 10% penalty tax.

Response:
The Company moved the discussion of the “Allocation Option Maturity Date” to the Highlights Section and added disclosures following the new paragraph with additional information discussing reallocations and transfers. The Company added the requested disclosures to the “CONTRACT VALUE” section. The Company respectfully declines to comply with the Staff request to disclose that transfers can only occur once every six years since automatic rebalancing occurs on every Contract Anniversary. For the same reason, the Company also respectfully declines to add a disclosure that the Owner cannot reallocate or establish a new risk Control Account for six years.

The third paragraph under the Contract Value Section was revised to state: “Withdrawals on the Allocation Option Maturity Date reduce the Death Benefit, perhaps by more than the amount of the withdrawal, and may be considered Excess Withdrawals that can significantly reduce the GLWB Benefit Base and GLWB Payment.” A sentence was added to say that surrenders and withdrawals may be subject to federal income tax and a 10% penalty tax.

Ms. Bentzinger
June 11, 2019

30.
DECLARED RATE ACCOUNT OPTION. Please disclose the guaranteed minimum interest rate for the Declared Rate Option. Alternatively, disclose that the guaranteed minimum interest rate is shown on the Contract Data Page and will not be less than the NAIC Non-Forfeiture Rate for Annuities. Disclose that Contract Value allocated to the Declared Rate Account must remain in the Account for six years to avoid imposition of a Surrender Charge and Market Value Adjustment and cannot be used to establish other accounts during that period.

Response:
The Company has added disclosure to the “Declared Rate Account Option” section that the guaranteed minimum interest rate is shown on the Contract Data Page. The Company respectfully declines to comply with the Staff recommendation that it represent that the guaranteed minimum interest rate will not be less than the NAIC Non-Forfeiture Rate for Annuities. The Company notes that compliance with such a condition is not a requirement for the Company’s reliance on the exemption from securities law regulation under Section 3(a)(8) of the Securities Act of 1933 with respect to the Declared Rate Account.

The Company also respectfully declines to comply with the Staff recommendation that it disclose that Contract Value allocated to the Declared Rate Account must remain in the Account for six years to avoid imposition of a Surrender Charge and Market Value Adjustment and cannot be used to establish other accounts during that period. The Company notes that the Surrender Charge may be imposed for only the first six Contract Years. As such, Contract Value allocated to the Declared Rate Account after the Contract Issue Date would not be required to remain in the Declared Rate Account for six years to avoid imposition of a Surrender Charge. Additionally, Contract Value allocated to the Declared Rate Account can be transferred every Contract Anniversary as part of automatic rebalancing without imposition of a Market Value Adjustment. In response to the Staff comment, the Company added a sentence to the end of the second paragraph under the “CONTRACT VALUE” section that provides appropriate disclosure.

31.
RISK CONTROL ACCOUNT OPTION. Under Risk Control Account Value — Accumulation Credits — In the second paragraph, please disclose that Accumulation Credits will be redeemed upon transfer or reallocation on the Allocation Option Maturity Date.

Under Risk Control Account Value – Setting the Index Rate Cap and the Index Rate Floor for the Secure Account and the Growth Account—In the second paragraph, please add the following to the end of the first sentence: “and prior to deduction of the GLWB Rider Fee.”

Under Risk Control Account Value – Examples—Please confirm whether the GLWB Rider Fee should be reflected in step 5 in each of the Examples.

Response:
The Company disclosed in the second paragraph under the “Accumulation Credits” section that Accumulation Credits will be redeemed upon transfer or reallocation on the Allocation Option Maturity Date. The Company added the statement “and prior to deduction of the GLWB Rider Fee.” in the second paragraph under the “Setting the Interest Rate Cap and Interest Rate Floor for the Secure Account and the Growth Account” section. The examples do not include the GLWB Rider Fee because it is not part of the Accumulation Credit Factor calculation. The Company added the statement, “The examples do not include the deduction of the GLWB Rider Fee.

Ms. Bentzinger
June 11, 2019

32.
MARKET VALUE ADJUSTMENT. Disclose in the bullet point list that the Market Value Adjustment does not apply to withdrawals made under the Bailout Provision. Add similar disclosure to the “HIGHLIGHTS” section. Remove “and Risk Control Account” from the second sentence of the first paragraph under the “Market Value Adjustment Formula” section.

Response:
The Company added a bullet disclosing that the Market Value Adjustment does not apply to withdrawals under the Bailout Provision. These changes have also been made in the “HIGHLIGHTS” section. ”Risk Control Account” was removed from the second sentence of the first paragraph under the “Market Value Adjustment Formula” section.

33.	SURRENDER VALUE. In the last sentence of the second paragraph, replace the term “reducing” with “withdrawing”.

Response:		The Company replaced the term “reducing” with “withdrawing” in the last sentence of the second paragraph under the “SURRENDER VALUE” section.

Access to Your Money – Partial Withdrawals (pp. 29)

34.	ACCESS TO YOUR MONEY – Partial Withdrawals. With regard to the third sentence in the first paragraph, please confirm that Owners cannot specify the Allocation Options from which withdrawals are taken.

Response:		The statement is correct. All withdrawals are taken on a pro rata basis from all allocation options.

35.	Please add a new section to the Prospectus that addresses systematic withdrawals, including RMDs. The new section of the Prospectus would address the following:
	(1)	types of systematic withdrawals permitted;
	(2)	requirements for electing systematic withdrawals (e.g., how to elect, frequency permitted, minimum required withdrawal amount);
	(3)	what causes the systematic withdrawal program to terminate;
	(4)	whether systematic withdrawals must be deducted on a Pro Rata basis from all Allocation Options or whether the Owner can specify the Allocation Options from which withdrawals are taken; and
	(5)	how systematic withdrawals would reduce the Death Benefit. Please add a similar disclosure to the “Death Benefit” section.

Response:		The Company has added the disclosure recommended by the Staff under the “Systematic Withdrawals” section. The disclosures noted under (5) above have also been added to the “Death Benefit” section.

36.
ACCESS TO YOUR MONEY – Partial Withdrawals – Annual Free Withdrawal Amount. Please disclose that GLWB Payments will reduce the Annual Free Withdrawal Amount, but will not be subject to the Surrender Charge or MVA. Please add to the end of the second paragraph “and the MVA.”

Response:
The Company added the statement that GLWB Payments will reduce the Annual Free Withdrawal Amount, but will not be subject to the Surrender Charge or MVA to the end of the first paragraph under the “Annual Free Withdrawal Amount” section. The Company also added “and the MVA” at the end of the second paragraph.

Ms. Bentzinger
June 11, 2019

Access to Your Money – Surrenders (pp. 31)

37.	ACCESS TO YOUR MONEY – Surrenders. In the second sentence of the third paragraph, please clarify that a Pro Rata portion of the GLWB Rider Fee will be deducted upon surrender.

Response:		The Company added language clarifying that a Pro Rata portion of the GLWB Rider Fee will be deducted upon surrender.

Access to Your Money – Bailout Provision (pp. 33)

38.
ACCESS TO YOUR MONEY – Bailout Provision. Please disclose that if the Bailout Rate equals the Index Rate Cap, the Owner will not be able to withdraw Risk Control Account Value under the Bailout Provision.

Response:
The Company added a statement clarifying that if the Bailout Rate is equal to or more than the Index Rate Cap, the Owner will not be able to withdraw Risk Control Account Value under the Bailout Provision.

39.	GUARANTEED LIFETIME WITHDRAWAL BENEFIT. Add a Risk Factors section for the GLWB Benefit at the beginning of the Prospectus. The Risk Factors section should address:
	(1)	Excess Withdrawals and how they affect the GLWB Benefit Base;
	(2)	whether Excess Withdrawals are subject to the Surrender Charge and Market Value Adjustment;
	(3)	GLWB Payments may be subject to federal income tax and tax penalties;
	(4)	GLWB Rider Fee will be assessed whether or not the Owner receives GLWB Payments;
	(5)	owners should carefully consider when to begin taking GLWB Payments;
(6)
the advantages of taking GLWB Payments earlier versus later (For example, if GLWB Payments are delayed, there will be a longer time to receive income. However, if GLWB Payments are taken earlier, Payments would be lower and the Death Benefit would be reduced proportionally by the GLWB payments);

	(7)	any amount paid by the Company in excess of Contract Value would be subject to the Company’s financial strength and claims paying ability; and
	(8)	investors should consult with a financial representative as to whether the GLWB Benefit is suitable for them based on their financial needs and risk tolerance.

In the second paragraph, please disclose that the GLWB Payment is calculated on the GLWB Start Date. The GLWB Payment equals a percentage of the GLWB Benefit Base, which percentage is determined by the age of the younger Covered Person on the Contract Issue Date plus the number of years that have passed since the Contract Issue Date.

Please disclose in this section that the GLWB Benefit Base is initially equal to the Purchase Payment, but will be reset each Contract Anniversary to equal Contract Value, if greater, and will be reduced by Excess Withdrawals.

Please disclose what would cause a GLWB Payment to be subject to a ten percent tax penalty.

Ms. Bentzinger
June 11, 2019

Please disclose that GLWB Payments may begin as late as age 95 of the younger Covered Person.

Response:	As noted in response to Staff Comment 21, the Company has added a new Risk Factors section entitled “Guaranteed Lifetime Withdrawal Benefit Feature Risk.” The new Risk Factors addresses all of the risks noted in this Staff Comment.

The Company added language in the second paragraph of the Guaranteed Lifetime Benefit Withdrawal Section that the GLWB Payment is calculated on the GLWB Start Date. The Company also added a statement in this Section stating that the GLWB Payment equals the GLWB Percentage multiplied by the GLWB Benefit Base. The GLWB Percentage is a combination of the Base Withdrawal Percentage, determined on the Contract Issue Date based on the age of the younger Covered Person, and the Annual Increase Percentage.

The Company notes that in the “GLWB Benefit Base” section, the Prospectus discloses that the GLWB Benefit Base is initially equal to the Purchase Payment, but will be reset each Contract Anniversary to equal Contract Value, if greater, and that Contract Value would be reduced by Excess Withdrawals.

It is possible that GLWB Payments if elected prior to age 59½ could be subject to a penalty tax. Such disclosure appears here and in other sections of Prospectus. The Company notes, however, that there is a reasonable argument that the GLWB Payments are exempt from the penalty tax as an election of substantially equal periodic payments over the lifetime of the taxpayer. The Company may pursue a no-action ruling from the IRS on this point in the future.

The Company added disclosure noting that GLWB Payments may begin as late as the anticipated Payout Date shown on the Contract Data Page to the fourth paragraph of the “Guaranteed Lifetime Withdrawal Benefit” section on page 14 of the Prospectus.

40.	GUARANTEED LIFETIME WITHDRAWAL BENEFIT – GLWB Rider Fee. Please add the following disclosure to this section of the Prospectus:
(1)	the GLWB Rider Fee is assessed even if GLWB Payments are never made;
(2)	the GLWB Rider Fee is calculated as a percentage of the average daily value of the GLWB Benefit Base for the prior Contract Year;
(3)	how the average daily value is calculated; and
(4)	a Pro Rata portion of the GLWB Rider Fee is deducted upon surrender and termination of the GLWB Benefit.

Response:	The Company has added the disclosures recommended by the Staff.

41.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – Termination of the Guaranteed Lifetime Withdrawal Benefit. Please disclose that GLWB Payments will not terminate if the Contract Value is reduced to zero unless the GLWB Benefit Base is also reduced to zero because of an Excess Withdrawal.

Response:
The Company added a sentence under the “Termination of the Guaranteed Lifetime Withdrawal Benefit” section stating that the GLWB Payments will not terminate if the Contract Value is reduced to zero unless the GLWB Benefit Base is also reduced to zero because of an Excess Withdrawal.

Ms. Bentzinger
June 11, 2019

42.	GUARANTEED LIFETIME WITHDRAWAL BENEFIT – Changes to the Covered Person(s). Please add a new third bullet to the second paragraph disclosing what occurs if the Covered Person is not a natural person.

Response:
The Covered Person must be a natural person. The Company added a new sentence to the end of the first paragraph under this section of the Prospectus stating that if the Contract Owner is not a natural person the Annuitant is the Covered Person.

43.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – GLWB Payments. Please disclose that the GLWB Benefit Base, and therefore the GLWB Payment, is recalculated on each Contract Anniversary and on any date an Excess Withdrawal is taken.

Response:
In response to the Staff Comment, the Company added a statement under the “GLWB Payments” section that the GLWB Benefit Base, and therefore the GLWB Payment, is recalculated on each Contract Anniversary and on any date an Excess Withdrawal is taken.

44.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – GLWB Benefit Base. Please disclose that the GLWB Benefit Base is used only to determine the GLWB Payment and GLWB Rider Fee. The GLWB Benefit Base is not available for surrender or withdrawal.

Response:	The Company added the two sentences recommended by the Staff.

45.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – Treatment of GLWB Payment Withdrawals. Disclose the effect of GLWB Payments on the Death Benefit (e.g., dollar for dollar or proportional decrease). Also disclose that GLWB Payments will not reduce the GLWB Benefit Base. In the first sentence of the fourth paragraph, replace the phrase “the Guaranteed Lifetime Withdrawal Benefit terminates” with “the death of all Covered Persons, . . . .”

Response:
The Company added disclosure indicating that GLWB Payments reduce Contract Value, Surrender Value and Death Benefits on a dollar for dollar basis. The Company added a statement that GLWB Payments do not reduce the GLWB Benefit Base. The Company also replaced the phrase in the fourth paragraph “the Guaranteed Lifetime Withdrawal Benefit terminates” with “the death of all Covered Persons.”

46.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – Examples of GLWB Benefit Base Calculation after an Excess Withdrawal. For Examples 1 and 2, show the new GLWB Payment after the Excess Withdrawal in Step 3. Recalculate Example 2 after changing the “Contract Value at the time of the withdrawal” to $60,000 (from $85,000).

Response:	The Company has revised the examples as recommended.

47.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – GLWB Supplement Information. Please confirm supplementally that all GLWB Supplements will be filed in an appendix to the Prospectus. Alternatively, please attach an appendix to the Prospectus that shows relevant GLWB related values and applicable dates.

Ms. Bentzinger
June 11, 2019

Response:	The Company has added the statement, “In the future, we will include historical GLWB Supplement values in an appendix to this prospectus.”

48.
GUARANTEED LIFETIME WITHDRAWAL BENEFIT – Required Minimum Distribution Withdrawals. Please clarify the effect of RMDs on the GLWB Payment. After the GLWB Payment Start Date, does an RMD increase the GLWB Payment? Other than RMDs, are other systematic withdrawals permitted?

Response:
The Company added disclosure addressing the effect of RMDs on the GLWB Benefit Base and GLWB Payments. In that regard, if an RMD after the GLWB Payment Start Date exceeds the GLWB Payment, the funds withdrawn in excess of the GLWB Payment to satisfy RMD requirements will not be treated as an excess withdrawal. As such, those additional funds taken to satisfy RMD requirements will not reduce the GLWB Benefit Base or future GLWB Payments. This clarification has been added. Disclosures about other systematic withdrawals was added under the “Withdrawals” section of the Prospectus.

49.
DEATH BENEFIT – Death of the Owner during the Accumulation Period. Please reconcile disclosure in first paragraph that the Death Benefit becomes payable upon the death of the first Joint Owner with comparable disclosure elsewhere in the Prospectus.

Response:
The Company believes the statements about the Death Benefit being payable upon the death of the Contract Owner or the first death if there are Joint Contract Owners are consistent throughout the Prospectus.

50.
DEATH BENEFIT – Death of the Owner during the Accumulation Period. In the sentence following the description of Option C, please disclose how Death Benefit proceeds would be paid in the case of multiple Beneficiaries where some Beneficiaries make a payment election and others do not.

Response:
The Company added a paragraph disclosing that if there are multiple Beneficiaries, each each Beneficiary will be able to elect to receive his or her share of the benefits under either Option B or Option C within 60 days of the date we receive Proof of Death or within one year of the Owner’s death, whichever is earlier. If a Beneficiary does not make such an election during that period, their share of the Death Benefit proceeds will be paid under Option C. Until payment of the Death Benefit proceeds, the proceeds remain in the Contract. Death Benefit proceeds will be distributed 5 years from the Owner’s death or earlier if requested by the Beneficiary. Interest, if any, will be paid on the Death Benefit proceeds under Option C as required by applicable state law.

51.	DEATH BENEFIT – Death of the Annuitant during the Accumulation Period. The second set of bullet points appear inconsistent with one another. Please reconcile.

Response:
The Company added language to the second bullet under “Death of the Annuitant during the Accumulation Period” section to clarify that the Beneficiary must elect Option B within a certain time frame if he or she wants to receive payments over time. If no election is received, the proceeds would be paid out in a lump sum under Option C.

Ms. Bentzinger
June 11, 2019

52.
DEATH BENEFIT – Death Benefit Proceeds. Make clear that withdrawals affect the Death Benefit, including GLWB Payments and Excess Withdrawals. Please state prominently that withdrawals can decrease the Death Benefit by more than the amount of the withdrawal and that the decrease can be significant. Recalculate Example 2 after changing the “Contract Value at time of withdrawal” to $60,000 (from $85,000).

Response:
The Company modified the last paragraph under the “Death Benefit Proceeds” section to make clear that withdrawals affect the Death Benefit, including GLWB Payments and Excess Withdrawals and that withdrawals can decrease the Death Benefit by more than the amount of the withdrawal and that the decrease can be significant. Example 2 has been revised as recommended.

53.
INCOME PAYMENTS – THE PAYOUT PERIOD – Payout Date. With regard to the third paragraph, what payments would be made if the GLWB Benefit Base is less than the Contract Value? Is the Company making a payment that would be less than what the payee would otherwise be entitled to? If so, how can sales representatives make a suitability determination if “the greater of” is not paid? Please address what happens if the GLWB Benefit is terminated prior to the Payout Date. Please confirm the accuracy of the fourth paragraph. Should the fourth paragraph be removed?

Response:
In response to the Staff comment, the Company removed the second sentence in the third paragraph and added disclosure in the “Income Payout Options” section that addresses the payments that would be made in the event that the GLWB Benefit Base is less than Contract Value and in the event the Guaranteed Lifetime Withdrawal Benefit is terminated.

54.
INCOME PAYOUT OPTIONS – Election of an Income Payout Option. Please reconcile the last sentence in the third paragraph that annuity payments of less than $20 will be made annually with the first sentence of the penultimate paragraph under the “Income Payout Options” section. That sentence provides that the minimum that can be applied to an Income Payout Option must result in an initial monthly income payment of $20.

Please confirm whether the two bullet points after the fourth paragraph are appropriate or should be removed.

Response:
It is possible that under some joint and survivor options payments will be reduced following the death of one Annuitant. If the original payment option that was elected provided income of more than $20 per month it would have been an acceptable election however after the death of one Annuitant the payments may be reduced to less than $20 per month and would then be paid out annually. The Company does not believe the statements need to be reconciled.

The Company has removed the two bullet points after the fourth paragraph as well as the fourth and fifth paragraphs. The Company notes that clarifying disclosure has been added to the “Income Payout Options” section.

55.	INCOME PAYOUT OPTIONS – Income Payout Options. If the Income Payout Option is the GLWB Payment, why are separate Income Payout Options described in the Prospectus?

Ms. Bentzinger
June 11, 2019

For Option 2, Life Income Option with Guaranteed Period Certain, please disclose that if a guarantee period of zero years is chosen and the Annuitant dies before the first income payment, no income payments will be made.

Response:
The GLWB Payment is the default option if no Payout Option is elected. The Company also believes that there are circumstances where as a result of divorce and remarriage or other changes in circumstances the GLWB Benefit may be less attractive than other Payout Options.

For Option 2, the Company has added disclosure noting that if a guarantee period of zero years is chosen and the Annuitant dies before the first income payment, no income payments will be made.

56.
FEDERAL INCOME TAX MATTERS. The SEC Staff notes that there is no discussion of GLWB payments in the “FEDERAL INCOME TAX MATTERS” section. Please confirm whether GLWB Payments should be addressed in that section of the Prospectus.

Response:
The Company has added a statement that GLWB Payments are taxed as withdrawals to the “Withdrawals” section under “Federal Income Tax Matters.” The Company believes that there is nothing unique about taxation associated with these payments.

57.	Please confirm supplementally whether the Company’s Financial Statements will be added as part of the Prospectus and not attached as an appendix or an exhibit to the registration statement.

Response:	The Company confirms that the Company’s financial statements will be added as part of the Prospectus.

58.	Appendix A. Please ensure that the terminology used in Appendix A is consistent with the Prospectus (e.g., use of “Risk Control Account Period” versus “Allocation Option Period”).

Response:	The Company has replaced “Risk Control Account Period” with “Allocation Option Period” in Appendix A.

59.	Rate Sheet Supplement. Please have the Rate Sheet Supplement precede the Prospectus in the registration statement.

Response:	The Company will have the GLWB Supplement precede the Prospectus in the registration statement.

Ms. Bentzinger
June 11, 2019

*     *     *     *     *

The Company has responded to all Staff comments and respectfully requests that the Staff review these materials as soon as possible. As discussed with the Staff, once all comments have been resolved, the Company plans to formally file the Amendment with the SEC and request an effective date approximately two weeks after the date the Amendment has been filed.

If you have any questions regarding this letter or the draft Amendment, please contact the undersigned at 608-665-7416, or our counsel Thomas Bisset at 202-383-0118. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/Ross D. Hansen

Ross D. Hansen

Enclosures

cc: Thomas Bisset

CUNA Mutual Group Zone Income Annuity

Issued by:
MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677

Telephone number: 800-798-5500
Offered Through: CUNA Brokerage Services, Inc.

SUBJECT TO COMPLETION, DATED [•], 2019

This Prospectus describes the CUNA Mutual Group Zone Income Annuity, an individual or joint owned, single premium deferred modified guaranteed index annuity contract (the “Contract”), issued by MEMBERS Life Insurance Company (the “Company”, “we”, “us”, or “our”). Capitalized terms used in this Prospectus and not otherwise defined have the meanings set forth in the “Glossary,” starting on page __.

The Contract, which you may purchase with an initial Purchase Payment of at least $10,000, is designed primarily for individuals, trusts, and certain retirement plans that qualify for the special federal income tax treatment associated with annuity contracts. The Company does not allow additional Purchase Payments after the initial Purchase Payment. The Contract provides for the accumulation of retirement savings by allocating your monies among various Allocation Options including Risk Control Accounts and a Declared Rate Account. Although the Contract allows for accumulation of savings, it is designed for the Owner to take withdrawals for life under a non-optional Guaranteed Lifetime Withdrawal Benefit feature and may not be appropriate if the Owner is only interested in maximizing long-term accumulation. The Contract also offers standard annuity features including multiple fixed annuitization options (“Payout Options”). The Contract is a complex insurance and investment vehicle. You should speak with a financial professional about the Contract’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. The Prospectus describes all material rights and obligations of Owners, including all state variations.

The non-optional Guaranteed Lifetime Withdrawal Benefit feature is part of the Contract. The Guaranteed Lifetime Withdrawal Benefit provides guaranteed lifetime payments (“GLWB Payments”) based on a single or joint percentage (“GLWB Percentage”) of your GLWB Benefit Base described in the Guaranteed Lifetime Withdrawal Benefit Section. Once GLWB Payments begin, the full GLWB payment must be taken each Contract Year, subject to certain conditions. The GLWB Payments are guaranteed regardless of investment performance and will continue even if Contract Value is reduced to zero. Withdrawals taken before the GLWB Payment Start Date including RMDs, and withdrawals taken after the GLWB Payment Start Date above the GLWB Payment will reduce the GLWB Payment and the GLWB Benefit Base, perhaps significantly, and could terminate the GLWB. We assess a fee for the Guaranteed Lifetime Withdrawal Benefit which is described in the “Fees and Expenses” on page __ and “Guaranteed Lifetime Withdrawal Benefit” on page__ of this Prospectus.

The Allocation Options, which include Risk Control Accounts and a Declared Rate Account, have a six-year term. This means that surrenders or withdrawals prior to the end of the six-year term may be subject to a Market Value Adjustment. Transfers between Allocation Options as part of automatic rebalancing occur on each Contract Anniversary and are not subject to a Market Value Adjustment.

The Risk Control Accounts are interest crediting options available under the Contracts. We credit interest each year during the six-year term to funds allocated to a Risk Control Account based upon the performance of an external index subject to an Index Rate Cap and an Index Rate Floor. Each Contract Anniversary prior to the Allocation Option Maturity Date starts a new year for purposes of calculating index interest for each Risk Control Account. We currently offer three reference indices; the S&P 500

Price Return Index (“S&P 500”), the Russell 2000 Price Return Index (“Russell 2000”), and the MSCI EAFE Price Return Index (“MSCI EAFE”). Each Risk Control Account has two investment options, a Secure Account option and a Growth Account option. When funds are withdrawn from a Risk Control Account prior to the Contract Anniversary for a surrender, partial withdrawal, automatic rebalancing transfers, annuitization, GLWB Payments or payment of the Death Benefit, index interest is calculated up to the date of withdrawal. It is possible that you will not earn any interest in the Risk Control Accounts.

The Secure Account option has an Index Rate Floor of 0%. The Index Rate Floor protects amounts allocated to the Secure Account from declines in the external Indices. This means that negative investment performance of the applicable Index would not reduce your Risk Control Account Value. The Secure Account provides your Risk Control Account Value the most protection from negative investment performance of the reference Index. The Growth Account option has an Index Rate Floor of -10%. This means that negative investment performance of the reference Index could result in a negative Index Rate of Return that would reduce your Risk Control Account Value. However, Risk Control Account Value will not decline by more than 10% as a result of Index performance for any one-year period even if Index performance is less than -10%. In return for accepting some risk of loss to your Risk Control Account Value allocated to the Growth Account, the Index Rate Cap for the Growth Account is higher than the Index Rate Cap for the Secure Account. This allows for the potential for greater increases to your Risk Control Account Value allocated to the Growth Account. The Index Rate Caps place a limit on the positive performance of an Index and therefore limit the amount of Index Interest that can be credited to an Owner’s investment in a Risk Control Account. The Index Rate Cap will never be less than 1.0%. There is a risk of loss of your principal and any previously credited interest because each year you agree to absorb all losses less than or equal to the applicable Index Rate Floor. In addition, if the performance of the reference Index equaled or approached the Index Rate Floor, the deduction of the Contract Fee, the GLWB Rider Fee, Surrender Charges, a Market Value Adjustment and federal income tax penalties could result in a reduction of Contract Value greater than if only the Index Rate Floor applied.

The Declared Rate Account is supported by the assets of the Declared Rate Separate Account of the Company. We credit Contract Value allocated to the Declared Rate Account with an annual Interest Rate that we will not change for the duration of the Allocation Option Period (six years). Interest is credited daily. The Interest Rate is available two weeks in advance of the Allocation Option Start Date. The Interest Rate will never be below the Minimum Interest Rate. We do not asses a Contract Fee against the Contract Value held in the Declared Rate Account. There is a risk of loss of your principal and previously credited interest if the deduction of the GLWB Rider Fee, Surrender Charge, a Market Value Adjustment and federal income tax penalties result in a reduction of Contract Value greater than the interest credited. The Declared Rate Account may not be available in all states as described in Appendix B to this Prospectus.

Each Allocation Option Period is six years. Not all Allocation Options or Allocation Option Periods may be available in all markets where we offer the Contract.

If you surrender your Contract or take a partial withdrawal during the Accumulation Period, we will apply a Market Value Adjustment to the amount being surrendered or withdrawn that is in excess of the Annual Free Withdrawal Amount unless you qualify for the Nursing Home or Hospital waiver or Terminal Illness waiver described in this Prospectus. If the surrender or withdrawal is taken during the Surrender Charge Period, we will also apply a Surrender Charge to the amount being surrendered or withdrawn that is in excess of the Annual Free Withdrawal Amount unless you qualify for the Nursing Home or Hospital waiver or Terminal Illness waiver described in this Prospectus. The maximum Surrender Charge is 9% of the Contract Value withdrawn. The terms under which the Surrender Charge and Market Value Adjustment will be waived may vary in some states and are described in Appendix B to this Prospectus. Please review Appendix B for any variations from standard Contract provisions that may apply to your Contract based on the state in which your Contract was issued. A surrender or partial withdrawal on the Allocation Option Maturity Date will not be subject to a Surrender Charge or Market Value Adjustment. See “Fees and Expenses” on page __, “Market Value Adjustment” on page __ and “Access to Your Money” on page __. The Market Value Adjustment may be either positive or negative, which means the Market Value Adjustment may increase or decrease the amount you receive upon surrender or partial withdrawal.

The Contract is supported by the assets of the Risk Control Separate Account and the Declared Rate Separate Account, which are non-registered, insulated Separate Accounts of the Company which support the Company’s obligations with respect to the Contract. You may allocate your Purchase Payment or Contract Value to one or more Investment Options which include the Risk Control Accounts and the Declared Rate Account. The assets of the Separate Accounts are not chargeable with liabilities arising out of any other business that we conduct. Our General Account assets are also available to meet the guarantees under the Contract as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

There are risks associated with the Contract. These risks include liquidity risks, investment risks, market risks, Company risks, and interest rate risks associated with the Guaranteed Lifetime Withdrawal Benefit. Also, a Market Value Adjustment and Surrender Charges, may apply for a number of years, so that the Contract should only be purchased for the long-term. Under some circumstances, you may receive less than your Purchase Payment and lose previously credited interest under the Contract. In addition, partial withdrawals and surrenders will be subject to income tax and may be subject to a 10% Internal Revenue Service (“IRS”) penalty tax if taken before age 59½. Accordingly, you should carefully consider your income and liquidity needs before purchasing a Contract. Additional information about these risks appears under “Highlights” on page _, “Access to Your Money” on page __, and “Federal Income Tax Matters” on page __. Please note that you could lose significantly more than 10% of your investment in a Risk Control Account under the Contract. For example, if you invested $10,000 with a 0.75% Contract Fee and a 0.50% GLWB Rider Fee and allocated your investment to the Growth Account and the Index then declined by 10% or more in each of three consecutive years, your investment in the Contract at the end of the third year would be equal to $6,975. If you surrendered the Contract at the end of that third year, you would pay a Surrender Charge equal to 7% of the Contract Value less your Annual Free Withdrawal Amount or $439 which would leave you with $6,535. In addition, if you were age 59½ or younger at the time of the surrender, a 10% tax penalty of $697 would apply and would reduce the amount you would receive from the Contract to $5,838. This example, however, does not take into account your ability to allocate some or all of your Purchase Payment to the Secure Account which has a floor that protects amounts allocated to that account from declines in the Index or the Declared Rate Account which has a guaranteed Interest Rate. Additional information on risks associated with the Contract appears in the “Risk Factors” section of this Prospectus.

The Contract is offered through CUNA Brokerage Services, Inc. (“CBSI”), which is the principal underwriter. The principal business address of CBSI is 2000 Heritage Way, Waverly, IA 50677. The principal underwriter is not required to sell any specific number or dollar amount of Contracts but will use its best efforts to sell the Contracts. There are no arrangements to place funds in an escrow, trust, or similar account. The offering of the Contract is intended to be continuous.

A registration statement relating to this offering have been filed with the Securities and Exchange Commission (“SEC”). You may request one by writing to our Administrative Office at 2000 Heritage Way, Waverly, Iowa 50677, or by calling 1-800-798-5500. This Prospectus can also be obtained from the SEC’s website at www.sec.gov.

This Prospectus provides important information you should know before investing, including risks related to the Company’s business. Please see “Potential Risk Factors That May Affect Our Business and Our Future Results” on page __ for more information regarding these risks. Please keep this Prospectus for future reference.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The Contracts are not insured by the Federal Deposit Insurance Corporation or any other government agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal and previously credited interest.

The date of this Prospectus is _______, 2019

TABLE OF CONTENTS
GLOSSARY	1

HIGHLIGHTS	6

How Your Contract Works	6
Contract Charges	10
Risk Factors	10
Guaranteed Lifetime Withdrawal Benefit	13

FEES AND EXPENSES	14

Other Information	15

GETTING STARTED – THE ACCUMULATION PERIOD	15

Purchasing a Contract	16
Tax-Free “Section 1035” Exchanges	16
Owner	16
Divorce	17
Annuitant	17
Beneficiary	18
Right to Examine	19

ALLOCATING YOUR PURCHASE PAYMENT	19

Purchase Payment	19
Purchase Payment and Allocation	19

CONTRACT VALUE	20

Allocation Option Maturity Date	21

DECLARED RATE ACCOUNT OPTION	21

RISK CONTROL ACCOUNT OPTION	22

Risk Control Account Value	22

MARKET VALUE ADJUSTMENT	29

Purpose of the Market Value Adjustment	29
Market Value Adjustment Formula	30

SURRENDER VALUE	31

ACCESS TO YOUR MONEY	31

Partial Withdrawals	31
Surrenders	33
Partial Withdrawal and Surrender Restrictions	33
Right to Defer Payments	33

GUARANTEED LIFETIME WITHDRAWAL BENEFIT	34

DEATH BENEFIT	39

Death of the Owner during the Accumulation Period	39
Death of Owner or Annuitant After the Payout Date	43
Interest on Death Benefit Proceeds	44
Abandoned Property Requirements	44

INCOME PAYMENTS – THE PAYOUT PERIOD	44

Payout Date	44
Payout Period	44

i

Terms of Income Payments	44

INCOME PAYOUT OPTIONS	45

Income Payout Options	45

FEDERAL INCOME TAX MATTERS	47

Tax Status of the Contracts	47
Taxation of Non-Qualified Contracts	47
Taxation of Qualified Contracts	48
Federal Estate Taxes, Gift and Generation-Skipping Transfer Taxes	49
Medicare Tax	50
Same-Sex Spouses	50
Annuity Purchases by Nonresident Aliens and Foreign Corporations	50
Possible Tax Law Changes	50
Important Information about the Indices	50

OTHER INFORMATION	52

Business Disruption and Cyber-Security Risks	53
Authority to Change	54
Incontestability	54
Misstatement of Age or Gender	54
Conformity with Applicable Laws	54
Reports to Owners	54
Change of Address	54
Inquiries	55

CORPORATE HISTORY OF THE COMPANY	55

Financial Information	55
Investments	56

POTENTIAL RISK FACTORS THAT MAY AFFECT OUR BUSINESS AND OUR FUTURE RESULTS	56

SELECTED FINANCIAL DATA	61

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	63

Cautionary Statement Regarding Forward-Looking Information	63
Overview	63
Critical Accounting Policies	65
Executive Summary	71
Financial Condition	73
Liquidity and Capital Resources	74
Statutory Financial Data and Dividend Restrictions	75
Contractual Obligations	76
Quantitative and Qualitative Disclosures about Market Risk and Cyber Security	77

MANAGEMENT	77

Directors and Executive Officers	77
Transactions with Related Persons, Promoters and Certain Control Persons	78
Committees of the Board of Directors	80
Compensation Committee Interlocks and Insider Participation	80
Director Compensation	81
Legal Proceedings	81

ii

FINANCIAL STATEMENTS	82

APPENDIX A: EXAMPLES OF PARTIAL WITHDRAWALS AND FULL SURRENDER WITH APPLICATION OF SURRENDER CHARGE AND MARKET VALUE ADJUSTMENT	A-1

APPENDIX B: STATE VARIATIONS OF CERTAIN FEATURES AND BENEFITS	B-1

The Contract may not be available in all states. This Prospectus does not constitute an offer to sell any Contract and it is not soliciting an offer to buy any Contract in any state in which the offer or sale is not permitted. We do not authorize anyone to provide any information or representations regarding the offering described in this Prospectus other than the information and representations contained in this Prospectus.

iii

GLOSSARY

We have tried to make this Prospectus as understandable as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. We define these terms below.

Accumulation Credit – A unit of measure used to calculate Risk Control Account Value.

Accumulation Credit Factor – A dollar value for each Accumulation Credit in a Risk Control Account.

Accumulation Period – The phase of the Contract that begins on the Contract Issue Date and ends on the Payout Date, or the date the Contract is terminated if earlier.

Adjusted Index Value – The Closing Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Contract Year.

Administrative Office – MEMBERS Life Insurance Company, 2000 Heritage Way, Waverly, Iowa 50677. Phone: 1-800-798-5500.

Age – Age as of last birthday.

Allocation Level – Specific levels identified in your Contract for the sole purpose of administering allocation instructions according to the requirements of the Contract.

Allocation Option Maturity Date – The last day of an Allocation Option Period. If an Allocation Option Maturity Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Allocation Option Period – The period that begins on an Allocation Option Start Date and ends on an Allocation Option Maturity Date. Each Allocation Option Period is six years.

Allocation Option Start Date – The first day of an Allocation Option Period. If an Allocation Option Start Date does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Allocation Options – All Risk Control Account and Declared Rate Account options available under the Contract for allocating your Contract Value.

Annual Free Withdrawal Amount – The amount that can be withdrawn without incurring a Surrender Charge or Market Value Adjustment each Contract Year. It is equal to 10% of the Contract Value determined at the beginning of the Contract Year.

Annual Increase Percentage – The percentage that is added to the GLWB Percentage for each completed Contract Year from the Contract Issue Date until the GLWB Payment Start Date, subject to a maximum of 10 years.

Annuitant (Joint Annuitant) – The natural person(s) whose life (or lives) determines the amount of annuity payments under the Contract.

Authorized Request – A signed and dated request that is in Good Order. A request to change your allocation instructions must be signed by all Owners. A request to change a party to the Contract, change the Payout Date or request a partial withdrawal or full surrender of the Contract must be signed by all Owners. All Authorized Requests can be initiated by fax or mail. An Authorized Request may also include a phone or electronic request except in the following situations: any Contracts with restrictions such as an Irrevocable Beneficiary, collateral assignment, or trust; any Contracts that include reference to divorce, bankruptcy, power of attorney, or similar legal agreement; any Contracts with Joint Owners where both Owners are not available to speak over the phone; any distribution made payable to another financial institution; when requesting partial withdrawals greater than $25,000, and when requesting a full surrender of the Contract.

Base Withdrawal Percentage – The GLWB Percentage on the Contract Issue Date.

Bailout Rate – A specific rate that applies to the Bailout Provision.

Bailout Provision – If the Index Rate Cap for your Risk Control Account is set below the Bailout Rate prominently displayed on your Contract Data Page, the Bailout Provision allows you to withdraw the Risk Control Account Value from that Risk Control Account during the 30-day period following the Contract Anniversary. A Market Value Adjustment and Surrender Charges will not apply to such withdrawal.

Beneficiary – The person(s) (or entity) you named to receive proceeds payable due to the death of the Owner. Before the Payout Date, if no Beneficiary survives the Owner, we will pay the Death Benefit proceeds to the Owner’s estate.

Business Day – Any day that the New York Stock Exchange is open for trading. All requests for transactions that are received at our Administrative Office in Good Order on any Business Day prior to market close, generally 4:00 P.M. Eastern Time, will be processed as of the end of that Business Day.

Closing Index Value – The closing value for an Index as of a Business Day.

Company – MEMBERS Life Insurance Company; also referred to as “we”, “our” and “us”.

Contract – The CUNA Mutual Group Zone Income Annuity, an individual or joint owned, single premium deferred modified guaranteed index annuity contract issued by MEMBERS Life Insurance Company.

Contract Anniversary – The same day and month as the Contract Issue Date for each year the Contract remains in force. If a Contract Anniversary does not fall on a Business Day, any transactions required as of that date will be processed on the next Business Day.

Contract Fee – A fee assessed against Contract Value in the Risk Control Account(s). This fee equals a percentage of the Accumulation Credit Factor for the Risk Control Account at the start of a Contract Year. This fee compensates us for the expenses, mortality risk and expense risk assumed by us.

Contract Issue Date – The date we use to determine Contract Years and Contract Anniversaries.

Contract Value – The total value of your Contract during the Accumulation Period. All values are calculated as of the end of a Business Day.

Contract Year – Any 12-month period beginning on the Contract Issue Date or Contract Anniversary and ending one day before the next Contract Anniversary.

Covered Person(s) – The natural person(s) whose Age and lifetime we base GLWB Payments on under this Rider.

Data Page – Pages attached to your Contract that describe certain terms applicable to your specific Contract.

Death Benefit – The greater of Contract Value or the Purchase Payment adjusted for withdrawals as of the date Death Benefits are payable. We do not apply the Surrender Charge or Market Value Adjustment in determining the Death Benefit payable.

Declared Rate Account – An account under the Contract that is part of our Declared Rate Separate Account. We credit Contract Value held in the Declared Rate Account with a single fixed annual rate of interest. We guarantee the Interest Rate for the duration of the Allocation Option Period (six years). The guaranteed Minimum Interest rate is shown on the Contract Data Page.

Declared Rate Separate Account – The MEMBERS Life Declared Rate Separate Account (“Declared Rate Separate Account”). An insulated separate account that we established within our General Account and under the laws of Iowa in which we hold reserves for our guarantees under the Declared Rate Account. Our other General Account assets are also available to meet those and other guarantees under the Contract and our other general obligations. The Declared Rate Separate Account is not registered under the Investment Company Act of 1940.

Earnings – Your Contract Value minus Purchase Payment not previously withdrawn.

Eligible Person(s) – The natural person(s) who can be selected as the Covered Person(s).

Excess Withdrawal – The portion of a withdrawal that, when added to other withdrawals during the Contract Year, is greater than the total GLWB Payment for the current Contract Year. Excess

Withdrawals include withdrawals prior to the GLWB Payment Start Date and deductions for any applicable Surrender Charge and Market Value Adjustment. Required Minimum Distributions may be Excess Withdrawals if taken prior to the GLWB Payment Start Date.

General Account – All of the Company’s assets other than the assets in its separate accounts.

Guaranteed Lifetime Withdrawal Benefit – A withdrawal benefit feature that is part of your Contract. The Guaranteed Lifetime Withdrawal Benefit provides for GLWB Payments to be made each year for the life of the Covered Person(s) in the form of partial withdrawals without reducing the value of GLWB Payments in future years. The GLWB Payments are guaranteed regardless of investment performance and will continue even if the Contract Value is reduced to zero. The Guaranteed Lifetime Withdrawal Benefit is described in the “Guaranteed Lifetime Withdrawal Benefit” section of this Prospectus.

GLWB Benefit Base – The amount upon which the GLWB Payment is based.

GLWB Rider Fee – A fee assessed against the GLWB Benefit Base while the Guaranteed Lifetime Withdrawal Benefit is in effect. The fee compensates us for the expenses, mortality risk, and expense risk assumed by us for providing the Guaranteed Lifetime Withdrawal Benefit.

GLWB Payment(s) – The payment made each year under the Guaranteed Lifetime Withdrawal Benefit that is equal to GLWB Percentage multiplied by the GLWB Benefit Base.

GLWB Percentage – The percentage applied to the GLWB Benefit Base to determine the GLWB Payment.

GLWB Payment Start Date – The date GLWB Payments begin. The GLWB Payment Start Date must be on a Contract Anniversary.

GLWB Supplement – A supplement that accompanies this Prospectus and contains the terms used to calculate your GLWB Payment. The GLWB Supplement contains the Base Withdrawal Percentages and Annual Increase Percentages. We cannot change these percentages once they are established for your Contract. We publish changes to the GLWB Supplement at least seven calendar days before they take effect for new Contracts. The GLWB Supplement is filed on EDGAR at www.sec.gov under file number 333-228894.

Good Order – A request or transaction generally is considered in “Good Order” if we receive it at our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information and supporting legal documentation necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. This information and documentation necessary for a transaction or instruction generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to Purchase Payment, Good Order also generally includes receipt by us of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your financial professional before submitting the form or request.

Hospital – A facility that is licensed and operated as a hospital according to the law of the jurisdiction in which it is located.

Income Payout Option – The choices available under the Contract for payout of your Contract Value.

Index, Indices – The reference index (or indices) we use in determining interest credited to the Risk Control Account Value.

Index Rate Cap – The maximum annual Index Rate of Return the Company will use in calculating interest credited to Risk Control Account Value for a Contract Year. The Index Rate Cap does not reflect deduction of the Contract Fee or the GLWB Rider Fee.

Index Rate Floor – The minimum annual Index Rate of Return the Company will use in calculating interest credited to Risk Control Account Value for the life of the Contract. The Index Rate Floor does not reflect deduction of the Contract Fee or the GLWB Rider Fee.

Index Rate of Return – The change in the Index for the current Contract Year, adjusted for the Index Rate Cap or Index Rate Floor.

Initial Index Value – The value for the reference Index as of the start of a Contract Year.

Interest Rate – The fixed rate of interest credited to the Declared Rate Account. The Interest Rate is available two weeks in advance of the Allocation Option Start Date and will not change for the duration of the Allocation Option Period (six years). We may change this rate on any Allocation Option Start Date.

Internal Revenue Code (IRC) – The Internal Revenue Code of 1986, as amended.

Irrevocable Beneficiary – A Beneficiary who must consent to being changed or removed as a Beneficiary.

Market Value Adjustment – The amount of an adjustment (increase or decrease) that may be applied to a full surrender or partial withdrawal, also referred to as the MVA.

Minimum Interest Rate – The minimum rate of interest we will credit Contract Value held in the Declared Rate Account.

Non-Qualified Contract – An annuity contract that is independent of any formal retirement or pension plan.

Nursing Home – A facility that is licensed and operates as a nursing facility according to the law of the jurisdiction in which it is located.

Owner (Joint Owner) – The person(s) (or entity) who owns the Contract and whose death determines the Death Benefit. The Owner is also the person(s) (or entity) who receives income payments during the Payout Period while the Annuitant is living. If there are multiple Owners, each Owner will be a Joint Owner of the Contract and all references to Owner will mean Joint Owners. The Owner has all rights, title and interest in the Contract. The Owner may exercise all rights and options stated in the Contract, subject to the rights of any Irrevocable Beneficiary or assignee. The Owner is also referred to as “you” or “your.”

Payout Date – The date the first income payment is paid from the Contract to the Owner.

Payout Period – The phase the Contract is in once income payments begin.

Pro Rata – A method of allocating, withdrawing or transferring values across all Allocation Options that is proportional to the Contract Value in each Allocation Option.

Proof of Death – Proof of Death may consist of a certified copy of the death record, a certified copy of a court decree reciting a finding of death or other similar proof.

Purchase Payment – The initial payment that we require to issue the Contract. We do not allow any additional Purchase Payments under the Contract after the initial Purchase Payment.

Qualified Contract – An annuity that is part of an individual retirement plan, pension plan or employer-sponsored retirement program that is qualified for special treatment under the Internal Revenue Code.

Required Minimum Distributions. The required minimum distribution (RMD) defined by the IRC for this Contract and as determined by us.

Risk Control Account – An interest crediting option to which you may allocate your Contract Value. We credit interest under each Risk Control Account based in part on the performance of a reference Index, subject to an Index Rate Cap and Index Rate Floor. There are two types of Risk Control Accounts, the Secure Account and the Growth Account. There are multiple Risk Control Accounts within the Risk Control Separate Account.

Risk Control Account Daily Contract Fee – The Contract Fee divided by the number of days in the Contract Year and then multiplied by the Accumulation Credit Factor for the Risk Control Account at the start of a Contract Year.

Risk Control Account Value – The amount of Contract Value in a Risk Control Account.

Risk Control Separate Account – The MEMBERS Life Risk Control Separate Account (the “Risk Control Separate Account”). An insulated separate account that we established within our General Account and under the laws of Iowa in which we hold reserves for our guarantees under the Risk Control Accounts. Our other General Account assets are also available to meet those and other guarantees under the Contract and our other general obligations. The Risk Control Separate Account is not registered under the Investment Company Act of 1940.

SEC – The U.S. Securities and Exchange Commission.

Spouse – The person to whom you are legally married. The term Spouse includes the person with whom you have entered into a legally-sanctioned marriage that grants you the rights, responsibilities, and obligations married couples have in accordance with applicable state laws. Individuals who do not meet the definition of Spouse may have adverse tax consequences when exercising provisions under this Contract and any attached endorsements or riders. Additionally, individuals in other arrangements that are not recognized as marriage under the relevant state law will not be treated as married or as Spouses as defined in this Contract for federal tax purposes. Consult with a tax advisor for more information on this subject and before exercising benefits under the Contract and any attached endorsements or riders.

Surrender Charge – The charge associated with surrendering either some or all of the Contract Value.

Surrender Charge Period – The period of time during which we may assess a Surrender Charge upon the surrender of the Contract or withdrawal of Contract Value from the Contract. The Surrender Charge Period begins on the Contract Issue Date and continues for a period of six years.

Surrender Value – The amount you are entitled to receive if you elect to surrender the Contract during the Accumulation Period.

Terminally Ill, Terminal Illness – A life expectancy of 12 months or less due to any illness or accident.

U.S. GAAP – The generally accepted accounting principles used in the United States.

Valuation Period – The period beginning at the close of one Business Day and continuing to the close of the next succeeding Business Day.

HIGHLIGHTS

The following is a summary of the key features of the Contract. This summary does not include all the information you should consider before purchasing a Contract. You should carefully read the entire Prospectus, which contains more detailed information concerning the Contract and the Company before making an investment decision.

How Your Contract Works

Overview. Your Contract is an individual or joint owned, single premium deferred modified guaranteed index annuity contract. There are two periods to your Contract: An Accumulation Period and a Payout Period. Your Contract can help you save for retirement by allowing your Contract Value to earn interest from the Risk Control Accounts and/or Declared Rate Account on a tax-deferred basis and by providing the opportunity for guaranteed lifetime payments. You generally will not pay taxes on your Earnings until you withdraw them.

During the Accumulation Period of your Contract, you allocate your Contract Value between the Allocation Options. There are two types of Allocation Options: a Declared Rate Account and Risk Control Accounts. Each of these options is described below.

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The portion of your Contract Value allocated to the Declared Rate Account is credited interest daily. The applicable daily interest rate is the rate that, when compounded, equals the Interest Rate. The initial Interest Rate is available at least two weeks in advance of the Contract Issue Date and will be provided by your financial professional or by calling the Company at 1-800-798-5500. The rate is shown on your Contract Data Page.

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The portion of Contract Value allocated to a Risk Control Account is credited with interest, if any, based in part on the investment performance of an external Index (currently the S&P 500 Index, the Russell 2000 Index, or the MSCI EAFE Index), subject to an Index Rate Cap and Index Rate Floor that is unique to each Risk Control Account. The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poor’s. The Russell 2000 Index is a stock market index that measures performance of the 2,000 smallest companies in the Russell 3000 Index, which is made up of 3,000 of the largest US-traded stocks. The MSCI EAFE Index is a stock market index which is designed to measure the equity market performance of developed markets outside of the U.S. and Canada. The Indices can go up or down based on the stock prices of the companies that comprise the applicable Index. None of the Indices include dividends paid on the stocks comprising the Index and therefore do not reflect the full investment performance of the underlying stocks. We set the Index Rate Caps prior to the Contract Issue Date and prior to each Contract Anniversary for the subsequent Contract Year. The initial Index Rate Cap is available at least two weeks in advance of the Contract Issue Date and will be provided by your financial professional or by calling the Company at 1-800-798-5500. The rate is shown on your Contract Data Page. We will forward advance written notice to you of any change in the Index Rate Cap at least two weeks prior to the Contract Anniversary. The Index Rate Floor associated with each Risk Control Account will not change during the life of your Contract. The Index Rate of Return is determined on each Contract Anniversary and is measured over the Contract Year. Index interest is calculated on each Contract Anniversary. Because Index Interest is calculated at a single point in time you may experience negative or flat performance even though the Index experienced gains through some, or most, of the Contract Year.

The guaranteed lifetime withdrawal benefit (GLWB) provides GLWB Payments based on a percentage of your GLWB Benefit Base for the life of a Covered Person(s) as described in more detail in the “Guaranteed Lifetime Withdrawal Benefit” section of this Prospectus. A fee is deducted from your Contract for the GLWB. The GLWB Payments are guaranteed regardless of investment performance and will continue even if the Contract Value is reduced to zero. You may continue to withdraw Contract Value after GLWB Payments begin. Withdrawals taken before the GLWB Payment Start Date including RMDs, and withdrawals taken after the GLWB Payment Start Date above the GLWB Payment will reduce the GLWB Payment and the GLWB Benefit Base, perhaps significantly, and could terminate the GLWB. GLWB Payments must start on a Contract Anniversary and can begin on or after the first Contract Anniversary, as early as Age 50 of the Covered Person (or younger Covered Person if there are two Covered Persons), or as late as the anticipated Payout Date shown on your Contract Data Page. Once GLWB Payments begin you must take the full GLWB Payment amount unless the Guaranteed Lifetime Withdrawal Benefit is terminated.

The Accumulation Period begins on the Contract Issue Date and continues until the Payout Date. Upon reaching the Payout Date, we will begin income payments unless the Contract is surrendered.

Please call your financial professional or the Company at 1-800-798-5500 if you have questions about how your Contract works.

Purchase Payment.  You may purchase the Contract with a Purchase Payment of at least $10,000. The Company does not allow additional Purchase Payments after the initial Purchase Payment. A Purchase Payment that equals or exceeds $1 million requires our prior approval. Multiple Contracts owned by the same individual where the sum of the Purchase Payments equals or exceeds $1 million also require our prior approval.

Allocation Options. There are two Allocation Levels for your Contract, among which you may allocate your Purchase Payment and Contract Value: Level A (Allocation Option Level), and Level R (Risk Control Account Level), each is described below.

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At Level A, the allocation is split between the available Allocation Options which include the Declared Rate Account and Risk Control Accounts that use one of the following reference Indices, the S&P 500 Index, the Russell 2000 Index, and the MSCI EAFE Index;

•	At Level R, the allocation only applies to Risk Control Accounts, and the allocation is split among Secure and Growth Risk Control Accounts with the same reference Index.

You must specify the percentage of your Purchase Payment to be allocated to each applicable Allocation Level on the Contract Issue Date. The amount you direct to an Allocation Option at Level A must be in whole percentages from 0% to 100% of the Purchase Payment and your total allocation must equal 100%. If you do not indicate your allocations on the application, our Administrative Office will attempt to contact your financial professional and/or you for clarification. We will not issue the Contract without your allocation instructions.

In the event you select a Risk Control Account option, please note that any time the Index Rate Cap for your Risk Control Account is less than the rate specified in the Bailout Provision (as shown on your Contract Data Page), we may, at our discretion, restrict allocations into that Risk Control Account. See “Access to Your Money – Bailout Provision” in this Prospectus for more details.

In addition, as it relates to the Risk Control Accounts, the Index Rate Floor is the minimum Index Rate of Return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee and GLWB Rider Fee. The Index Rate Floor will not change during the life of your Contract. The Secure Account has an Index Rate Floor of 0% and the Growth Account has an Index Rate Floor of -10%. For the Secure Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a

Contract Year; and for the Growth Account, this means that any negative investment performance of the Index would not reduce your Contract Value at the end of a Contract Year by more than 10% even if such negative investment performance is worse than -10%. However, as noted on the cover page of this Prospectus, you could lose more than 10% of your investment in a Risk Control Account due to the application of the Contract Fee, the GLWB Rider Fee, Surrender Charges, a negative Market Value Adjustment, and federal income tax penalties.

Moreover, the Index Rate Cap is the maximum Index Rate of Return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account, prior to the deduction of the Contract Fee and GLWB Rider Fee. The portion of the Purchase Payment allocated to a Risk Control Account on the Contract Issue Date will be subject to the Index Rate Caps in effect on the Contract Issue Date.

On the first Contract Anniversary and any subsequent Contract Anniversary, we will declare an Index Rate Cap which we guarantee for the next Contract Year. We will notify you of any such change to the Index Rate Cap at least two weeks prior to the Contract Anniversary. The Index Rate Caps will always be positive and will range between 1% and 75%. In return for accepting some risk of loss to your Contract Value allocated to the Growth Accounts, the Index Rate Caps declared for the Growth Account will be higher than the Index Rate Cap declared for the Secure Account for the same period and reference Index, which allows the potential for a higher positive increase in Contract Value for the Growth Account.

The same Index will be used for each Risk Control Account for the duration of the Allocation Option Period. However, if the publication of an Index is discontinued, or calculation of the Index is materially changed, we will substitute a suitable Index that will be used for the remainder of the Allocation Option Period and will notify you of the change in advance. If we substitute an Index, the performance of the new Index may differ from the original Index, which may, in turn, affect the index interest credited and your Contract Value.

We may offer additional Risk Control Accounts with the same or additional Indices at our discretion. We may also discontinue a Risk Control Account, effective as of an Allocation Option Maturity Date. In any case, we will notify you of the addition or discontinuation of a Risk Control Account. Such a change will be subject to any applicable regulatory approval that may be required.

The portion of the Purchase Payment allocated to the Declared Rate Account on the Contract Issue Date will be credited with the Interest Rate in effect on the Contract Issue Date. On the first Allocation Option Maturity Date and any subsequent Allocation Option Maturity Date, we will declare an Interest Rate which we guarantee for the new Allocation Option Period of six years. We will notify you of any such change to the Interest Rate at least two weeks prior to the Allocation Option Maturity Date. The Interest Rate will never be less than the Minimum Interest Rate on the Contract Issue Date.

Allocation Option Maturity Date.

On the Allocation Option Maturity Date, you may surrender or withdraw your Contract Value by Authorized Request, without incurring a Market Value Adjustment or Surrender Charge. If you intend to surrender or make a withdrawal from the Contract on the Allocation Option Maturity Date, an Authorized Request must be received by us on or before the Allocation Option Maturity Date, otherwise the request is not in Good Order and your Contract Value will start a new Allocation Option Period of six years using the most recent allocation instructions on file. Once a new Allocation Option Period begins, your surrender or withdrawal may be subject to a Market Value Adjustment.

Withdrawals on the Allocation Option Maturity Date may be considered Excess Withdrawals and may impact your GLWB Benefit Base, GLWB Payment, and Death Benefit.

Rebalancing / Reallocation.  We will automatically rebalance your Contract Value between Allocation Options to return your Contract Values to the Allocation Levels on file with us on each Contract Anniversary. Any new allocation change request will supersede any prior allocation instructions.

Withdrawal Options. The Contract offers the following liquidity features during the Accumulation Period:

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Annual Free Withdrawal Amount – Each Contract Year, you may withdraw up to 10% of your Contract Value determined as of the beginning of the Contract Year without incurring a Surrender Charge or Market Value Adjustment. Any unused Annual Free Withdrawal Amount will not carry over to any subsequent Contract Year.

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Partial withdrawal option – You may make partial withdrawals during the Accumulation Period by Authorized Request. Partial withdrawals will be processed Pro Rata from your Contract Value in all Allocation Options. Any applicable Surrender Charge and Market Value Adjustment will affect the amount available for a partial withdrawal. A partial withdrawal may be considered an Excess Withdrawal and may reduce your Death Benefit, GLWB Benefit Base, and GLWB Payment by more than the amount of the partial withdrawal. If a partial withdrawal would cause the Surrender Value to be less than $2,000, we will treat your request as a full surrender. Before processing the full surrender, we will attempt to contact you or your financial professional to provide the opportunity for you to take a lower amount to maintain a Surrender Value of at least $2,000. If we are unable to contact you on the Business Day we receive your request, we will process the full surrender.

•	Full surrender option – You may surrender your Contract during the Accumulation Period by Authorized Request. Upon full surrender, a Surrender Charge and Market Value Adjustment may apply.

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GLWB Payments – GLWB Payments are considered withdrawals. The full GLWB Payment must be taken each year, but is not subject to a Surrender Charge or Market Value Adjustment. Each GLWB Payment will reduce the Death Benefit, Surrender Value, Contract Value, and the Annual Free Withdrawal Amount by the amount of the GLWB Payment.

Withdrawals and surrenders are subject to income taxes, and if taken before the owner is age 59½, tax penalties may apply. See “Federal Income Tax Matters” on page __ and “Access to Your Money” on page __ for more details. Withdrawals will also reduce the Death Benefit and may reduce GLWB Payments.

Surrender Charge.  The Surrender Charge Period begins on the Contract Issue Date and continues for a period of six years. The maximum Surrender Charge is 9% of Contract Value withdrawn (See “Fees and Expenses” on page __).

Market Value Adjustment. The Market Value Adjustment applies to withdrawals and upon full surrender of Contract Value and is calculated separately for each Allocation Option. The Market Value Adjustment can increase or decrease your amount withdrawn or the Surrender Value, depending on how economic indicators have changed since your Allocation Option Start Date. See “Market Value Adjustment” for more details. You may lose a portion of your principal and previously credited interest due to the Market Value Adjustment. The Market Value Adjustment is not assessed upon the following:

•	Surrenders or withdrawals under the Nursing Home or Hospital waiver or Terminal Illness withdrawal waiver;
•	Required minimum distributions that are withdrawn under an automatic withdrawal program provided by the Company;
•	The Annual Free Withdrawal Amount;
•	Surrenders and withdrawals on an Allocation Option Maturity Date;
•	Death Benefit proceeds;
•	GLWB Payment withdrawals;
•	Contract Value applied to an Income Payout Option;

•	Transfers as part of automatic rebalancing; and
•	Withdrawals under the Bailout Provision.

Bailout Provision.  We will set a single Bailout Rate for all Risk Control Accounts under the Secure Account option and a single Bailout Rate for all Risk Control Accounts under the Growth Account option. The Bailout Rate for Risk Control Accounts under the Secure Account option will range from 1.5% to 10% while the Bailout Rate for Risk Control Accounts under the Growth Account option will range from 2.0% to 25%. The Bailout Rates will be prominently displayed on your Contract Data Page and will not change during the life of your Contract.

If the Index Rate Cap for a Risk Control Account is set below the Bailout Rate for that Risk Control Account, you may withdraw the Risk Control Account Value from that Risk Control Account during the 30-day period following the Contract Anniversary by Authorized Request. A Market Value Adjustment and Surrender Charge will not apply to such withdrawal. A withdrawal under the Bailout Provision will reduce the Death Benefit, will be subject to federal income tax and may be subject to a 10% penalty tax. Your Authorized Request to withdrawal Risk Account Control Account Value must be received in Good Order during this 30-day period. If the request is not received during this 30-day period or the request is not in Good Order, no withdrawal will occur. The initial Index Rate Cap for a Risk Control Account will not be set below the Bailout Rate at the time a Contract is issued.

If the Bailout Rate equals the Index Rate Cap for your Risk Control Account, you will not be eligible to withdraw your Risk Control Account Value under the Bailout Provision. For example, if the Bailout Rate for the Secure Account is set at 1.50% and the Index Rate Cap for the Secure Account is set at 1.50%, you would not be eligible to withdraw under the Bailout Provision.

At any time, the Index Rate Cap for your Risk Control Account is less than the Bailout Rate specified on your Contract Data Page, we may, at our discretion, restrict allocations into that Risk Control Account. See “Access to Your Money – Bailout Provision” for more details.

Income Options.  You have several income options to choose from during the Payout Period.

Death Benefit.  The Death Benefit during the Accumulation Period is equal to the greater of Contract Value or the Purchase Payment adjusted for withdrawals as of the date the Death Benefit is payable. We do not apply a Surrender Charge or Market Value Adjustment in determining the Death Benefit payable.

Right to Examine. You may cancel your Contract and receive either your Purchase Payment or your Contract Value depending upon applicable state law (See Right to Examine on page __).

Contract Charges

An investment in the Contract involves certain fees and expenses, including the Contract Fee, Surrender Charges, and the GLWB Rider Fee. The Contract Fee is equal to 0.75% of the value allocated to the Risk Control Account Allocation Options. The Contract Fee does not apply to the Declared Rate Account Allocation Option. The GLWB Rider Fee is equal to 0.50% of the average daily GLWB Benefit Base for the prior Contract Year. The GLWB Rider Fee is deducted Pro Rata from the Contract Value of each Allocation Option on the Contract Anniversary. For a full description of all such fees and expenses, please see the section of this Prospectus entitled “Fees and Expenses”.

Risk Factors

Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Index Rate of Return Risk. If you are invested in a Risk Control Account and the relevant Index declines, it may or may not reduce your Risk Control Account Value. This depends on the Risk Control Account to which you allocated your Contact Value. Nevertheless, you always assume the investment risk that no index interest will be credited and therefore the Index Rate of Return will not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value). You also bear the risk that sustained declines in the relevant Index may cause the Index Rate of Return to not increase your Accumulation Credit Factor (and, ultimately, your Risk Control Account Value) for a prolonged period. If your Risk Control Account Value is allocated to the Growth Account, you also assume the risk of a negative Index Rate of Return (crediting negative index interest), which means your Accumulation Credit Factor and, ultimately, the Risk Control Account Value allocated to the Growth Account, will decline. In addition, you assume the risk that the Index Rate Cap can be reduced to as little as 1.0%.

Please note that in an increasing interest rate environment, the Market Value Adjustment could reduce the amount received to less than the protection provided by the Index Rate Floor. Ownership of a Contract does not provide ownership rights of the securities that are constituents of the Index.

Liquidity Risk. We designed your Contract to be a long-term investment that you may use to help save for retirement and provide lifetime income. Your Contract is not designed to be a short-term investment. While you are permitted to take partial withdrawals from the Contract or fully surrender the Contract during the Accumulation Period by Authorized Request, such withdrawals may be subject to a Surrender Charge and Market Value Adjustment and may impact your Guaranteed Lifetime Withdrawal Benefit and Death Benefit. We may defer payments made under this Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral.

Loss of Principal Risk. Investment in the Risk Control Growth Account could result in a loss of principal and previously credited interest. Although investment losses in the Growth Account are subject to an Index Interest Rate Floor of -10%, losses of as much as -10% in one year and possibly greater than -10% over multiple years could result in a loss of previously credited interest and a loss of principal. Withdrawals and surrenders could also result in a loss of previously credited interest or principal even if performance has been positive because of Surrender Charges and the Market Value Adjustment. The Contract Fee and GLWB Rider Fee could also result in a loss of previously credited interest or principal.

Market Risk.  The historical performance of an Index relating to a Risk Control Account should not be taken as an indication of the future performance of the Index. The performance of an Index will be influenced by complex and interrelated economic, financial, regulatory, geographic, judicial, political and other factors that can affect the capital markets generally, and by various circumstances that can influence the performance of securities in a particular market segment.

Guaranteed Lifetime Withdrawal Benefit Feature Risk. The Contract is designed for persons who seek to make annual lifetime withdrawals. A person should not purchase the Contract seeking a short-term investment or in maximizing long-term accumulation. Purchasers should consult with a financial representative to determine if the GLWB is suitable for them based upon their financial needs and risk tolerance.

You should carefully consider when to begin taking GLWB Payments. If GLWB Payments are elected earlier, Payments will be lower and the Contract will have less time to accumulate value. However, earlier GLWB Payments could result in receiving payments for a longer period of time. If GLWB Payments are delayed, the Contract will have more time to accumulate value which could result in higher payments and might allow the Death Benefit to remain in force for a longer period of time. The Contract may not be suitable if you intend to take withdrawals or RMDs before the GLWB Start Date. Excess Withdrawals could significantly reduce the GLWB Benefit Base and GLWB Payments. Excess Withdrawals could also terminate the GLWB and would include any applicable Surrender Charge and Market Value Adjustment. GLWB Payments will reduce the Death Benefit, Surrender Value, Contract Value and the Annual Free Withdrawal Amount by the amount of the GLWB Payment.

The GLWB Payment is taken out of the Owner’s Contract Value unless the Contract Value is reduced to zero. The probability of the Owner outliving their Contract Value and receiving the GLWB Payment from the Company’s general account may be minimal. The GLWB Payments are subject to federal income tax and may be subject to a penalty tax if elected prior to age 59½. Any amounts paid by the Company in excess of the Contract Value are subject to the Company’s financial strength and claims paying ability.

The GLWB Rider Fee will be assessed whether or not the Owner receives GLWB Payments.

Risk That We May Eliminate or Substitute an Index – There is no guarantee that the Index will be available during the entire time you own your Contract. We may replace currently available Indices if they are discontinued or there is a material change in the calculation of the Index. If we substitute the Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the credited index interest you earn and affect how you want to allocate Contract Value between available Risk Control Accounts. We will not substitute the Index until the new Index has been approved by the insurance department in your state. A change in the Index will not change the Index Rate Cap or Index Rate Floor for your Contract at the time of the change. If we substitute the Index and you do not wish to allocate your Contract Value to the Risk Control Accounts available under the Contract, you may surrender your Contract, but you may be subject to a Surrender Charge and an MVA, which may result in a loss of principal and credited index interest. A surrender of the Contract may also be subject to taxes and tax penalties.

If an Index is substituted in the middle of a Contract Year, we will calculate index interest up to the date the first Index terminates. Index interest will then be calculated from the date the new Index is used until the Contract Anniversary and the two index interest amounts will be added together to determine the credited index interest for the Contract Year.

We will notify you in your annual report of any addition of an index or substitution or removal of the Index or otherwise in writing where it is necessary to provide advance written notification of the change prior to your Contract Anniversary. See “Addition or Substitution of an Index” for more details.

Risk Control Account Allocation Restriction. At any time, the Index Rate Cap for your Risk Control Account is less than the Bailout Rate specified on your Contract Data Page, we may, at our discretion, restrict allocations into that Risk Control Account. See “Access to Your Money – Bailout Provision” for more details.

Creditor and Solvency Risk. Our General Account assets support the guarantees under the Contract and are subject to the claims of our creditors. As such, the guarantees under the Contract are subject to our financial strength and claims-paying ability, and therefore, to the risk that we may default on those guarantees. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this Prospectus. Additionally, information concerning our business and operations is set forth in the section of this Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other Important Information You Should Know

No Ownership Rights – You have no ownership rights in the underlying stocks comprising the reference Indexes. Purchasing the Contract is not equivalent to investing in the underlying stocks comprising the Indexes. As the Owner of the Contract, you will not have any ownership interest or rights in the underlying stocks comprising the Indexes, such as voting rights, dividend payments, or other distributions. The Index does not reflect dividends paid on the stocks comprising the Index, and, therefore, the calculation of the performance of the Index under the Contract does not reflect the full investment performance of the underlying securities.

No Affiliation with Index or Underlying Stocks – We are not affiliated with the sponsors of the Indexes or the underlying stocks comprising the Indexes. Consequently, the Indexes and the issuers of the underlying stocks comprising the Indexes have no involvement with the Contract.

Possible Tax Law Changes – There always is the possibility that the tax treatment of the Contract could change by legislation or otherwise. We have the right to modify the Contract in response to legislative changes that could diminish the favorable tax treatment that Owners receive. You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Guaranteed Lifetime Withdrawal Benefit

The Guaranteed Lifetime Withdrawal Benefit is automatically included with your Contract and provides GLWB Payments for the lifetime of the Covered Person(s). The Covered Person(s) must be an Eligible Person(s) based on the single life or joint life option you select on the Contract Issue Date. An Eligible Person(s) may be you, your Spouse, or the Annuitant, depending upon who owns the Contract. See the “Getting Started – The Accumulation Period” section for more details. There are restrictions on who can become a Covered Person. Also, joint life GLWB Payments are not available for non-natural owners. Please refer to the “Getting Started – The Accumulation Period” section in this Prospectus for more information regarding these restrictions.

GLWB Payments begin on a Contract Anniversary. Once GLWB Payments begin, the full payment amount of the GLWB Payment must be taken each year. The GLWB Payment is calculated on the GLWB Payment Start Date. The GLWB Payments are guaranteed regardless of investment performance and will continue even if Contract Value is reduced to zero. Withdrawals taken before the GLWB Payment Start Date, including RMDs, will reduce the GLWB Benefit Base and the GLWB Payment, perhaps significantly, and could terminate the GLWB. GLWB Payments continue during the life of the Covered Person(s) unless the Guaranteed Lifetime Withdrawal Benefit Rider is terminated. Please see the “Guaranteed Lifetime Withdrawal Benefit” section of this Prospectus for information on when the Guaranteed Lifetime Withdrawal Benefit terminates. We assess a fee for the Guaranteed Lifetime Withdrawal Benefit as discussed in the “Fees and Expenses” section of the Prospectus. The Death Benefit is still payable after GLWB Payments begin but will be reduced by the GLWB Payments.

The annual GLWB Payment is equal to the GLWB Percentage multiplied by the GLWB Benefit Base. The GLWB Percentage is determined on the GLWB Payment Start Date and is equal to the Base Withdrawal Percentage plus the Annual Increase Percentage multiplied by the number of completed Contract Years from the Contract Issue Date until the GLWB Payment Start Date for a maximum of 10 years.

The Base Withdrawal Percentage and Annual Increase Percentage are determined based on your election of either single life or joint life option rates using the Age of the younger Covered Person(s) on the Contract Issue Date. The Base Withdrawal Percentage and Annual Increase Percentage are stated in the GLWB Supplement which accompanies this Prospectus. GLWB Payments may begin as late as the anticipated Payout Date shown on your Contract Data Page. GLWB Payments are subject to federal income tax and could be subject to a penalty tax if elected prior to age 59½.

The GLWB Benefit Base is initially equal to the Purchase Payment but will be reset each Contract Anniversary. On each Contract Anniversary, unless the Guaranteed Lifetime Withdrawal Benefit Rider is terminated, if the current Contract Value is greater than the current GLWB Benefit Base, the GLWB Benefit Base will be reset to equal the current Contract Value. The GLWB Benefit Base will be reduced by Excess Withdrawals.

Once established, the GLWB Benefit Base and GLWB Payment can only decrease if you take an Excess Withdrawal. An Excess Withdrawal is the portion of a withdrawal that, when added to other withdrawals taken during the Contract Year, is greater than the total GLWB Payment for the current Contract Year. If an Excess Withdrawal causes the Surrender Value to be less than $2,000, your Contract will terminate and GLWB Payments will cease. Before processing the full surrender, we will attempt to contact you or your financial professional to provide the opportunity for you to take a lessor withdrawal to maintain a Surrender Value of at least $2,000. If we are unable to contact you on the Business Day we receive your request, we will process the full surrender.

FEES AND EXPENSES

The following information describes the fees and expenses you will pay when buying, owning, and surrendering the Contract.

Surrender Charge(1) (as a percentage of Contract Value withdrawn)

Contract Year	Surrender Charge Percentage
1	9%
2	9%
3	8%
4	7%
5	6%
6	5%
7+	0%

Contract Annual Expenses

Contract Fee (assessed as a percentage of the Accumulation Credit Factor for the Risk Control Account at the start of a Contract Year)(2) .............0.75%

GLWB Rider Fee (assessed as a percentage of the GLWB Benefit Base)(3) ........................0.50%

Other Expenses

Premium Tax(4) (as a percentage of the Purchase Payment) ................................................N/A

_____________
(1) We deduct a Surrender Charge from each withdrawal and surrender during the Surrender Charge Period that exceeds the Annual Free Withdrawal Amount. We do not assess a Surrender Charge on withdrawals and surrenders made under the Nursing Home or Hospital Waiver or Terminal Illness Waiver.
(2) We assess the Contract Fee against Contract Value held in the Risk Control Accounts. The Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Contract Year. The Contract Fee reduces the Accumulation Credit Factor for each Risk Control Account in which you are invested, thereby reducing the amount of interest credited, if any, to Contract Value in the Risk Control Accounts. We do not assess a Contract Fee against Contract Value held in the Declared Rate Account.
(3) The GLWB Fee is equal on an annual basis to the GLWB Rider Fee percentage multiplied by the average daily value of the GLWB Benefit Base for the prior Contract Year. The GLWB Rider Fee will be deducted Pro Rata from the Contract Value in all Allocation Options on the Contract Anniversary. We will not assess the GLWB Rider Fee if the Guaranteed Lifetime Withdrawal Benefit terminates.
(4) Premium tax is not currently deducted, but we reserve the right to in the future. State premium taxes currently range from 0% to 3.5% of the Purchase Payment.

Surrender Charge

We deduct a Surrender Charge from each withdrawal during the Surrender Charge Period that exceeds the Annual Free Withdrawal Amount. The Surrender Charge schedule is expressed as a percentage of the Contract Value as shown in the Surrender Charge table. The Surrender Charge is assessed before calculation of the Market Value Adjustment.

The Surrender Charge, if any, is calculated using the following formula:

Surrender Charge amount = W x SC%, where

W = amount of withdrawal that is in excess of the Annual Free Withdrawal Amount remaining for that Contract Year

SC% = applicable Surrender Charge percentage based on the Contract Year in which the withdrawal occurs.

For an example of how we calculate the Surrender Charge, see Appendix A to this Prospectus.

We will not assess the Surrender Charge on:

•	Withdrawals under the Nursing Home or Hospital waiver or Terminal Illness waiver;
•	Required minimum distributions that are withdrawn under the automatic withdrawal program provided by the Company;
•	Your Annual Free Withdrawal Amount;
•	Death Benefit proceeds;
•	Amounts withdrawn after the Surrender Charge Period;
•	Contract Value applied to an Income Payout Option;
•	GLWB Payment withdrawals;
•	Withdrawals taken under the Bailout Provision;
•	Transfers as part of automatic rebalancing; and
•	Withdrawals and surrenders on an Allocation Option Maturity Date.

Surrender Charges offset promotion, distribution expenses, and investment risks born by the Company. To the extent Surrender Charges are insufficient to cover these risks and expenses, the Company will pay for the costs that it incurs out of the Contract Fees it collects and from its General Account.

For information on the Annual Free Withdrawal Amount and Surrender Charge waivers, see “Access to Your Money.”

Other Information

We assume investment risks and costs in providing the guarantees under the Contract. These investment risks include the risks we assume in providing the Index Rate Floors for the Risk Control Accounts, the Interest Rate for the Declared Rate Account, the surrender rights available under the Contract, the Guaranteed Lifetime Withdrawal Benefit, the Death Benefit and the income payments. We must provide the rates and benefits set forth in your Contract regardless of how our General Account investments that support the guarantees we provide perform. To help manage our investment risks, we engage in certain risk management techniques. There are costs associated with those risk management techniques. You do not directly pay the costs associated with our risk management techniques. However, we take those costs into account when we set rates and guarantees under your Contract.

GETTING STARTED – THE ACCUMULATION PERIOD

The Prospectus describes all material rights, benefits and obligations under the Contract. All material state variations in the Contract are described in Appendix B to this Prospectus and in your Contract. Please review Appendix B for any variations from standard Contract provisions that may apply to your Contract based on the state in which your Contract was issued. Your financial professional can provide you with more information about those state variations.

Purchasing a Contract

We offer the Contract to individuals, certain retirement plans, and other entities. To purchase a Contract, you and the Annuitant must be at least Age 21 and no older than Age 85.

We sell the Contract through financial professionals who are also agents of the Company. To start the purchase process, you must submit an application to your financial professional. The Purchase Payment must either be paid at the Company’s Administrative Office or delivered to your financial professional. Your financial professional will then forward your completed application and Purchase Payment (if applicable) to us. After we receive a completed application, Purchase Payment, and all other information necessary to process a purchase order in Good Order, we will begin the process of issuing the Contract on the next Contract Issue Date available. The selling firm’s determination of whether the Contract is suitable for you may delay our receipt of your application. Any such delays will affect when we issue your Contract. If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the Purchase Payment, the Purchase Payment will be allocated to the Allocation Options you choose on the next available Contract Issue Date.

IMPORTANT: You may use the Contract with certain tax qualified retirement plans (“IRA”). The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. Accordingly, if you are purchasing this Contract through a qualified retirement plan, you should consider purchasing the Contract for its other features and other non-tax related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

If mandated by applicable law, including Federal laws designed to counter terrorism and prevent money laundering, we may be required to reject your Purchase Payment. We may also be required to provide additional information about you or your Contract to government regulators. In addition, we may be required to block an Owner’s Contract and thereby refuse to honor any request for transfers, partial withdrawals, surrender, GLWB Payments, income payments, and Death Benefit payments, until instructions are received from the appropriate government regulator.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a Surrender Charge or negative Market Value Adjustment on the existing contract. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new Surrender Charge Period for this Contract and other charges may be higher (or lower) and the benefits may be different. There may be delays in our processing of the exchange. You should not exchange another contract for this one unless you determine, after knowing all the facts that the exchange is in your best interest. In general, the person selling you this Contract will earn a commission from us.

Owner

The Owner is the person(s) (or entity) who own(s) the Contract and, in the case of a natural person(s), whose death determines whether the Death Benefit is payable. While the Owner is living, the Owner is also the person(s) (or entity) who receives income payments during the Payout Period while the Annuitant is also living. If there are multiple Owners, each Owner will have equal ownership of the Contract and all references to Owner will mean Joint Owners. Joint Owners are only allowed if the Owner and Joint Owner are Spouses. Additionally, Joint Owners are only allowed for non-qualified annuities.

The Owner names the Annuitant or Joint Annuitants. If the Owner is not a natural person, a Joint Owner and Joint Annuitant cannot be named. All rights under the Contract may be exercised by the Owner, subject to the rights of any other Owner and any Irrevocable Beneficiary. Assignment of the Contract by the Owner is not permitted unless the state in which the Contract is issued requires us to provide the Owner the right to assign the Contract, as identified in Appendix B to this Prospectus. In that case, the Owner must provide us with advance Written Notice of the assignment and the assignment is subject to our approval, unless those requirements are inconsistent with the law of the state in which the Contract is issued.

The Owner may request to change the Owner at any time before the Payout Date. If a Joint Owner is changed (or is named), the Joint Owner must be the Owner’s Spouse. If an Owner is added or changed, the amount that will be paid upon the death of the new Owner will be impacted as described in the “Death Benefit” section in this Prospectus. The Guaranteed Lifetime Withdrawal Benefit may also be impacted as described in the “Guaranteed Lifetime Withdrawal Benefit” section in this Prospectus. Any change of Owner must be made by Authorized Request and is subject to our acceptance. We reserve the right to refuse such change on a non-discriminatory basis. Unless otherwise specified by the Owner, such change, if accepted by us, will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request.

If an Owner who is a natural person dies during the Accumulation Period, your Beneficiary is entitled to a Death Benefit. If you have a Joint Owner, the Death Benefit will be available when the first Joint Owner dies. If there is a surviving Owner and he or she is the Spouse of the deceased, the surviving Spouse will be treated as the sole primary Beneficiary, and any other designated Beneficiary will be treated as a contingent Beneficiary.

Divorce

In the event of divorce, the former Spouse must provide a copy of the divorce decree (or a qualified domestic relations order if it is a qualified plan) to us. The terms of the decree/order must identify the Contract and specify how the Contract Value should be allocated among the former Spouses.

Annuitant

The Annuitant is the natural person(s) whose life (or lives) determines the income payment amount payable under the Contract. If the Owner is a natural person, the Owner may change the Annuitant at any time provided it is at least 30 days before the Payout Date by Authorized Request. Unless otherwise specified by the Owner, such change will take effect as of the date the Authorized Request was signed. We are not liable for any payment we make or action we take before we receive the Authorized Request. If you change the Annuitant, the Payout Date will not change. If the Owner is not a natural person, the Annuitant cannot be changed. The Annuitant does not have any rights under the Contract.

Eligible Person

An Eligible Person(s) is the natural person(s) who can be selected as the Covered Person(s) under the Guaranteed Lifetime Withdrawal Benefit. Eligible Person(s) are determined on the Contract Issue Date.

If there is a sole Owner of the Contract:

•	The Owner is an Eligible Person.
•	If the Owner and the sole primary Beneficiary are Spouses, the sole primary Beneficiary is also an Eligible Person.
•	If you select single life GLWB Payments, the Owner must be designated as the Covered Person.

If there are Joint Owners:

•	Both Owners are Eligible Persons.

•	The Owners must be Spouses.
•	If you select single life GLWB Payments, either Owner can be designated as the Covered Person.

If the Owner is not a natural person:

•	The Annuitant is an Eligible Person.
•	The Annuitant must be designated as the Covered Person.
•	A joint Annuitant is not permissible.
•	Joint GLWB Payments cannot be selected.

Covered Person

The Covered Person(s) is the natural person(s) whose Age and lifetime we base GLWB Payments on for the Guaranteed Lifetime Withdrawal Benefit. The Covered Person(s) must be selected on the Contract Issue Date. If one Covered Person is selected, you have elected single life option rates. If two Covered Persons are selected, you have elected joint life option rates. After the Contract Issue Date, you cannot request to add, remove or replace a Covered Person, even if you add or change an Owner, Annuitant, or Beneficiary except as described in this Prospectus.

If a Covered Person is no longer an Owner, Joint Owner, Annuitant, or Beneficiary as required, we will remove that person from the Guaranteed Lifetime Withdrawal Benefit and they will no longer be a Covered Person. Once we remove a Covered Person from the Guaranteed Lifetime Withdrawal Benefit, the Covered Person cannot be reinstated.

If at any time joint Covered Persons are no longer Spouses, you must send us notice of the divorce by Authorized Request. Upon receipt of such notice, we will remove one former Spouse from the Contract as a Covered Person as indicated by the divorce or settlement decree, as applicable.

If a Covered Person is removed and one Covered Person still remains, the following will occur:

•	If the Covered Person was removed before the GLWB Payment Start Date, joint GLWB Payments will not be available and single life option rates will be used.

•	If the Owner is a natural person and joint GLWB Payments have already started, we will continue to pay joint GLWB Payments to the Owner as long as the remaining Covered Person is living.

•	If a Covered Person is removed and there is no other Covered Person remaining, the Guaranteed Lifetime Withdrawal Benefit will terminate and GLWB Payments will cease.

Beneficiary

The Beneficiary is the person(s) (or entity) named by you to receive the proceeds payable upon your death. If there are Joint Owners and an Owner dies before the Payout Date, the surviving Spouse Owner will be treated as the sole primary Beneficiary and any other designated Beneficiary will be treated as a contingent Beneficiary. Prior to the Payout Date, if no Beneficiary survives the Owner, the proceeds will be paid to the Owner’s estate. If there is more than one Beneficiary, each Beneficiary will receive an equal share of the Death Benefit, unless otherwise specified by the Owner. If there are Joint Owners and we are unable to determine that one of the Joint Owners predeceased the other, we will treat the Joint Owners as having died simultaneously. In that case, one-half of the Death Benefit will be payable to each Joint Owner’s estate.

You may change the Beneficiary by an Authorized Request sent to us, or you may name one or more Beneficiaries. A change of Beneficiary will take effect on the date the Authorized Request was signed. If there are Joint Owners, each Owner must sign the Authorized Request. In addition, any Irrevocable

Beneficiary or assignee must sign the Authorized Request. We are not liable for any payment we make or action we take before we receive the Authorized Request.

Use care when naming Beneficiaries. If you have any questions concerning the criteria you should use when choosing Beneficiaries, consult your financial professional.

Right to Examine

You may cancel your Contract and return it to your financial professional or to us within a certain number of days after you receive the Contract and receive a refund of either the Purchase Payment you paid less withdrawals or your Contract Value, depending on the state in which your Contract was issued. If the Contract Value exceeds your Purchase Payment you will receive the Contract Value regardless of where the Contract was issued. If the Purchase Payment exceeds the Contract Value, the refund will be your Contract Value unless the state in which the Contract was issued requires that the Purchase Payment less withdrawals be returned. If your Contract is an IRA, we will refund the greater of your Purchase Payment less withdrawals or your Contract Value. Generally, you must return your Contract within 10 days of receipt (30 days if it is a replacement contract), but some states may permit a different period for you to return your Contract. Refunds will not be subject to a Surrender Charge or Market Value Adjustment and will be paid within seven days following the date of cancellation. State variations are described in Appendix B to this Prospectus.

ALLOCATING YOUR PURCHASE PAYMENT

Purchase Payment

If the application for a Contract is in Good Order, which includes our receipt of the Purchase Payment, we will issue the Contract on the next available Contract Issue Date. Contract Issue Dates offered by the Company are currently the 10th and 25th of each month unless those days fall on a non-Business Day. In that case, we issue the Contract on the next Business Day.

The minimum initial Purchase Payment for a Non-Qualified or Qualified Contract is $10,000. The Company does not allow additional Purchase Payments after the initial Purchase Payment. A Purchase Payment that equals or exceeds $1 million requires our prior approval. Multiple Contracts owned by the same individual where the sum of the Purchase Payments equals or exceeds $1 million also require our prior approval.

Purchase Payment and Allocation

There are two Allocation Levels available under the Contract, among which you may allocate your Purchase Payment and Contract Value: Level A (Allocation Option Level), and Level R (Risk Control Account Level).

•
At Level A, the allocation is split between the available Allocation Options which include the Declared Rate Account and Risk Control Accounts that use one of the following reference Indices, the S&P 500 Index, the Russell 2000 Index, and the MSCI EAFE Index;

•	At Level R, the allocation only applies to Risk Control Accounts, and the allocation is split among Risk Control Accounts with the same reference Index.
You must specify the percentage of your Purchase Payment to be allocated to each Allocation Level on the Contract Issue Date. The amount you direct to an Allocation Level must be in whole percentages from 0% to 100% of the Purchase Payment and your total allocation must equal 100% at each Allocation Level.

The Purchase Payment will be allocated on the Contract Issue Date to the Allocation Options (according to the allocation instructions on file with us for Level A and Level R).

Transactions that are scheduled to occur on a day that the Accumulation Credit Factor for a Risk Control Account is not available will be processed on the next Business Day at the Accumulation Credit Factor for the Risk Control Account next determined.

Automatic Rebalancing

During the Accumulation Period, we will automatically rebalance your Contract Value between Level A (Allocation Option Level) and Level R (Risk Control Account Level) based on your most recent allocation instructions that we have on file on each Contract Anniversary. Any new allocation change request will supersede any prior allocation change requests made. Owners cannot discontinue the automatic rebalancing of Contract Value on Contract Anniversaries.

For example, assume Level A allocations are 80% to Risk Control Accounts that use the S&P 500 Index as a reference Index and 20% to the Declared Rate Account. Assume Level R allocations for the S&P 500 Index are 40% to the Secure Account and 60% to the Growth Account. If on the Contract Anniversary the total Contract Value is $100,000, then after rebalancing, $80,000 will be allocated to Risk Control Accounts that use the S&P 500 Index (80% x $100,000) and $20,000 will be allocated to the Declared Rate Account (20% x $100,000). Then, within Risk Control Accounts that use the S&P 500 Index, $32,000 will be allocated to the Secure Account (40% x $80,000) and $48,000 will be allocated to the Growth Account (60% x $80,000).

Your Authorized Request to change your allocation instructions must be received at least one Business Day prior to the Contract Anniversary to take effect as of that date. If we do not receive such request at least one Business Day prior to the Contract Anniversary, your change in allocation instructions will not be effective until the next Contract Anniversary.

Please note that at any time the Index Rate Cap for your Risk Control Account is less than the rate specified in the Bailout Provision (as shown on the Contract Data Page), we may, at our discretion, restrict allocations into that Risk Control Account under the automatic rebalancing program. See “Access to Your Money – Bailout Provision” for more details.

CONTRACT VALUE

On the Contract Issue Date, your Contract Value equals the Purchase Payment. After the Contract Issue Date, during the Accumulation Period, your Contract Value will equal the total Risk Control Account Value plus the total Declared Rate Account Value.

We will automatically rebalance your Contract Value between Allocation Options on each Contract Anniversary according to the allocation instructions on file with us. Transfers between Allocation Options as part of automatic rebalancing are not subject to a Market Value Adjustment. Surrenders or withdrawals at any time other than the Allocation Option Maturity Date may be subject to a Market Value Adjustment. Additionally, surrenders or withdrawals in the first six Contract Years may be subject to a Surrender Charge. Instructions for such a withdrawal or surrender must be received in Good Order on or prior to the Allocation Option Maturity Date to take effect as of that date. If we do not receive such surrender or withdrawal request in Good Order on or prior to the Allocation Option Maturity Date, your Contract Value will start a new Allocation Option Period of six years. For a surrender or withdrawal request to be in Good Order it must include a dated Authorized Request signed by all Owners. Once a new Allocation Option Period begins, your surrender or withdrawal may be subject to a Market Value Adjustment.

If the Payout Date occurs and you have not elected to start GLWB Payments, we will begin income payments under the Contract even if the date does not match an Allocation Option Maturity Date. See

“Income Payout Options” in this Prospectus for more details. If the Payout Date falls during the Allocation Option Period and the Contract is surrendered, a Market Value Adjustment and Surrender Charge may apply. A Surrender Charge and Market Value Adjustment will not apply to proceeds applied to an Income Payout Option.

Withdrawals on the Allocation Option Maturity Date reduce the Death Benefit, perhaps by more than the amount of the withdrawal, and may be considered Excess Withdrawals that can significantly reduce the GLWB Benefit Base and the GLWB Payment. Withdrawals and surrenders from the Contract may be subject to federal income tax and a 10% penalty tax.

You will receive at least two week’s advance notice of new Index Rate Caps prior to each Contract Anniversary. The notice of new Index Rate Caps will also inform you if the Bailout Provision has been triggered for any Risk Control Account. If the Bailout Provision has been triggered for a Risk Control Account and we do not receive instructions to withdraw those funds within 30 days of the Contract Anniversary, the funds will remain in that Risk Control Account and withdrawals or surrenders for the remainder of the Contract Year may be subject to a Market Value Adjustment and Surrender Charge.

DECLARED RATE ACCOUNT OPTION

The Declared Rate Separate Account is a non-registered Separate Account in which we hold reserves for our guarantees attributable to annuity contracts that offer declared rate accounts. The assets in the Declared Rate Separate Account are equal to the reserves and other liabilities of the contracts supported by the Declared Rate Separate Account and are not chargeable with liabilities arising out of any other business that we conduct. We have the right to transfer to our General Account any assets of the Declared Rate Separate Account that are in excess of such reserves and other Contract liabilities. Our General Account assets are also available to meet the guarantees under the Contract, including the Declared Rate Separate Account, as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

You may allocate all or a portion of your Purchase Payment and Contract Value to the Declared Rate Account. Contract Value allocated to the Declared Rate Account becomes part of the Declared Rate Account Value and is credited with interest at the end of each business day. The applicable daily interest credited, when compounded, equals the Interest Rate. The Interest Rate is available two weeks in advance of the Allocation Option Start Date and will not change for the duration of the Allocation Option Period. We may declare a new Interest Rate for the Allocation Option Start Date for each subsequent Allocation Option Period of six years. We will notify you of such change prior to the Allocation Option Start Date. The Interest Rate declared will never be less than the Minimum Interest Rate. The Minimum Interest Rate will not change during the life of the Contract. The guaranteed Minimum Interest Rate is shown on your Contract Data Page.

We do not assess a Contract Fee against Contract Value held in the Declared Rate Account. The GLWB Rider Fee and any other fees will be assessed Pro Rata.

Declared Rate Account Value

The Contract Value for the Declared Rate Account Allocation Option is equal to:

•	The amount initially allocated or transferred to the Declared Rate Account plus the interest subsequently credited to that amount; less
•	Any withdrawals (including any Surrender Charge and negative Market Value Adjustment); less
•	A transfer as part of automatic rebalancing; less
•	The Pro Rata portion of any applicable fees or charges under the Contract; plus
•	Any positive Market Value Adjustment from a withdrawal.

RISK CONTROL ACCOUNT OPTION

The Risk Control Separate Account is a non-registered Separate Account in which we hold reserves for our guarantees attributable to annuity contracts that offer risk control accounts. The assets in the Risk Control Separate Account are equal to the reserves and other liabilities of the contracts supported by the Risk Control Separate Account and are not chargeable with liabilities arising out of any other business that we conduct. We have the right to transfer to our General Account any assets of the Risk Control Separate Account that are in excess of such reserves and other Contract liabilities. Our General Account assets are also available to meet the guarantees under the Contract, including the Risk Control Separate Account, as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

You may allocate all or a portion of your Purchase Payment and Contract Value to the Risk Control Accounts we make available. The portion of the Contract Value allocated to a Risk Control Account becomes part of the Risk Control Account Value and is credited with interest based in part on the investment performance of external indices. Currently, we offer two types of Risk Control Accounts: a Secure Account and a Growth Account. We hold reserves in the Risk Control Separate Account for amounts allocated to the Risk Control Accounts in support of the guarantees associated with the Index Rate Floor and Index Rate Cap Your Risk Control Account Value reflects, in part, the performance of the reference Index, subject to the applicable Index Rate Cap and Index Rate Floor. When funds are withdrawn from a Risk Control Account prior to the Contract Anniversary for a surrender, partial withdrawal, annuitization or payment of the Death Benefit, index interest is calculated up to the date of withdrawal as described below.

The performance of each Index associated with the Risk Control Accounts does not include dividends paid on the stocks comprising the Index, and therefore, the performance of the Index does not reflect the full performance of those underlying securities. The Index Rate of Return is determined on each Contract Anniversary and is measured over the Contract Year. Because index interest is calculated on a single point in time you may experience negative or flat performance even though the Index experienced gains through some, or most, of the Contract Year.

Risk Control Account Value

Your Contract Value allocated to the Risk Control Accounts for any Valuation Period is equal to the sum of your Risk Control Account Value in each Risk Control Account. The Risk Control Account Value for each Risk Control Account is equal to:

•	The number of that Risk Control Account’s Accumulation Credits credited to you; multiplied by

•	The Accumulation Credit Factor for that Risk Control Account at the end of the Valuation Period for which the determination is being made.

Accumulation Credit Factors. The Accumulation Credit Factor for each Risk Control Account is arbitrarily set initially at $10 as of each Allocation Option Start Date. Thereafter, the Accumulation Credit Factor for the Risk Control Account at the end of each Valuation Period is determined by multiplying (a) by (b) and subtracting (c) (i.e., a x b – c), where:

(a)	= The Accumulation Credit Factor for the Risk Control Account at the start of the Contract Year; and

(b)	= The Index Rate of Return (defined below); and

(c)	= The Risk Control Account Daily Contract Fee (defined below) multiplied by the number of days that have passed since the last Contract Anniversary.

The Index Rate of Return for each Risk Control Account on any Business Day is equal to the change in the Index for the current Contract Year, adjusted for the Index Rate Cap or Index Rate Floor. Specifically, it is calculated as (A / B), where:

A = Adjusted Index Value (defined below) as of the current Business Day; and

B = The Initial Index Value as of the start of the current Contract Year. If an Allocation Option Start Date or Contract Anniversary does not fall on a Business Day, the Initial Index Value for the next Business Day will be used.

We use the Index Rate of Return to determine the interest we credit, if any, to the Risk Control Account Value.

The “Adjusted Index Value” is the Closing Index Value adjusted for the Index Rate Cap or Index Rate Floor for the current Contract Year. The Adjusted Index Value is calculated each time the Index Rate of Return is calculated. This can be as frequently as daily and occurs on each Contract Anniversary or on any date when a partial withdrawal, GLWB Payment, surrender, Death Benefit or annuitization is processed. The Closing Index Value is the closing value of an Index as of a Business Day. If the closing value of the Index is not published on that date, we will use the closing value of the Index from the next day on which the closing value of the Index is published. The Adjusted Index Value for each Risk Control Account is calculated as follows:

•
If the Closing Index Value is greater than the Initial Index Value multiplied by (1 + Index Rate Cap), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Cap).

•
If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Rate Floor).

•
If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Rate Cap) but more than the Initial Index Value multiplied by (1 + Index Rate Floor), then the Adjusted Index Value will equal the Closing Index Value.

For example, assume the following:

•	Initial Index Value = 2,000
•	Index Rate Cap = 15%
•	Index Rate Floor = -10%

At the time the Index Rate of Return is calculated, the Adjusted Index Value will be:

•	Scenario 1: Closing Index Value is greater than Initial Index Value multiplied by (1 + Index Rate Cap)

	o	Closing Index Value = 2,400
	o	2,400 is greater than 2,300 (2,000 x (1 + 0.15)) so the Adjusted Index Value is equal to 2,300.

•	Scenario 2: Closing Index Value is less than Initial Index Value multiplied by (1 + Index Rate Floor)

	o	Closing Index Value = 1,700
	o	1,700 is less than 1,800 (2,000 x (1 – 0.10)) so the Adjusted Index Value is equal to 1,800.

•	Scenario 3: Closing Index Value is less than Initial Index Value multiplied by (1 + Index Rate Cap) but more than Initial Index Value multiplied by (1 + Index Rate Floor)
	o	Closing Index Value = 2,200
	o	2,200 is less than 2,300 (2,000 x (1 + 0.15)) and greater than 1,800 (2,000 x (1 – 0.10)) so the Adjusted Index Value is equal to 2,200.

The Adjusted Index Value will never exceed the Initial Index Value multiplied by (1 + Index Rate Cap) and will never be lower than the Initial Index Value multiplied by (1 + Index Rate Floor).

The Risk Control Account Daily Contract Fee is calculated as (a) the Contract Fee divided by (b) the number of days in the Contract Year multiplied by (c) the Accumulation Credit Factor for the Risk Control Account at the start of the Contract Year (i.e. a / b x c).

For example, assume the following:

•	Contract Fee = 0.75%

•	Number of days in the Contract Year = 365

•	Accumulation Credit Factor for the Risk Control Account at the start of the Contract Year = 10.00

Then, the Risk Control Account Daily Contract Fee = 0.75% / 365 x 10.00 = 0.000205479.

Accumulation Credits.  In order to establish a Risk Control Account, the Purchase Payment or Contract Value transferred to the Risk Control Accounts is converted into Accumulation Credits. The number of Accumulation Credits credited to each Risk Control Account is determined by dividing the dollar amount directed to each Risk Control Account by the Accumulation Credit Factor as of the end of the Valuation Period for which the Purchase Payment or Contract Value transfer is received.

We will redeem Accumulation Credits from a Risk Control Account upon (i) partial withdrawal or full surrender (including any applicable Surrender Charge and negative Market Value Adjustment); (ii) a transfer from the Risk Control Account as part of automatic rebalancing; (iii) payment of the Death Benefit; (iv) the Payout Date; (v) the deduction of the GLWB Rider Fee; (vi) GLWB Payments; and, (vii) upon transfer or reallocation on the Allocation Option Maturity Date. We redeem Accumulation Credits as of the end of the Valuation Period in which we receive your request for surrender or partial withdrawal or your Beneficiary’s request for payment of the Death Benefit in Good Order unless you or your Beneficiary specify a later date.

Setting the Index Rate Cap and the Index Rate Floor for the Secure Account and the Growth Account.  We consider various factors in determining the Index Rate Caps and Index Rate Floors, including investment returns, the costs of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Index Rate Cap and the Index Rate Floor at our sole discretion. We set the Index Rate Cap on each Contract Anniversary for the subsequent Contract Year and guarantee the Index Rate Cap for the duration of the Contract Year. We guarantee the Index Rate Floor for the life of your Contract. We will forward advance written notice to Owners of any change in the Index Rate Cap for the subsequent Contract Year at least two weeks prior to Contract Anniversary. This notice will describe the Owner’s right to transfer Contract Value between Allocation Options and the right to exercise the Bailout Provision, if applicable. The Index Rate Cap will always be positive and will be subject to a guaranteed minimum of 1% and a maximum of 75%.

The Index Rate Floor is the minimum Index Rate of Return used as part of the Accumulation Credit Factor calculation for determining the value of a Risk Control Account prior to deduction of the Contract Fee and prior to deduction of the GLWB Rider Fee. This rate will not change during the life of your Contract. The Secure Account has an Index Rate Floor of 0%, and the Growth Account has an Index Rate Floor of-10%. Although negative investment performance is limited by the Index Rate Floor, you could lose more than 10% due to the Contract Fee, the GWLB Rider Fee, Surrender Charges, a negative Market Value Adjustment, and federal income tax penalties.

Examples. The following three examples illustrate how investment performance of the reference Index of the Secure and Growth Account is applied in crediting interest to the Risk Control Accounts through the Accumulation Credit Factor based on different levels of Index performance. The change in the value of the Accumulation Credit Factor reflects the application of the Index Rate of Return and a reduction for the Contract Fee. No withdrawals are assumed to occur under these examples and all values are determined on Contract Anniversaries. The examples assume the Index Rate Caps remain unchanged since Contract issue. The examples illustrate hypothetical circumstances solely for the purpose of demonstrating Risk Control Account calculations and are not intended as estimates of future performance of the Index. The examples do not include the deduction of the GLWB Rider Fee.

Example 1: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is greater than the Index Rate Cap and Index Rate Floor.

Assume the following information:

As of the Allocation Option Start Date:
•	Allocation Option Start Date: 10/10/2017
•	Initial Index Value: 1,000
•	Contract Fee: 0.75%
•	S&P 500 Secure Account
	o	Account Value: $75,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 7,500
	o	Index Rate Floor: 0.00%
	o	Index Rate Cap: 6.00%
•	S&P 500 Growth Account
	o	Account Value: $25,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 2,500
	o	Index Rate Floor: -10.00%
	o	Index Rate Cap: 15.00%

As of the Contract Anniversary:
•	Contract Anniversary: 10/10/2018
•	Closing Index Value: 1,200
•	Days in Contract Year: 365

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,000 and the Closing Index Value is 1,200. The Closing Index Value is greater than the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap. For the Secure Account, this is calculated as 1,000 multiplied by the result of 1 plus 0.06 which equals 1,060. For the Growth Account, this is calculated as 1,000 multiplied by the result of 1 plus 0.15 which equals 1,150.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,060 divided by 1,000 which equals 1.06 (6% increase from Initial Index Value). For the Growth Account, this is calculated as 1,150 divided by 1,000 which equals 1.15 (15% increase from Initial Index Value).

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year. For both the Secure and Growth Accounts, this is equal to 0.75% divided by 365 multiplied by $10 which equals $0.000205479.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Contract Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary. For the Secure Account, this is equal to $10 multiplied by 1.06 less the result of $0.000205479 multiplied by 365 which equals $10.53. For the Growth Account, this is equal to $10 multiplied by 1.15 less the result of $0.000205479 multiplied by 365 which equals $11.43.

Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $10.53 which equals $78,937.50. For the Growth Account, this is equal to 2,500 multiplied by $11.43 which equals $25,562.50. This is an increase of $3,937.50 for the Secure Account ($78,937.50 – $75,000 = $3,937.50) and an increase of $3,562.50 for the Growth Account ($25,562.50 – $25,000 = $3,562.50).

Example 2: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is less than the Index Rate Cap and greater than the Index Rate Floor.

Assume the following information:

As of the Allocation Option Start Date:
•	Allocation Option Start Date: 10/10/2017
•	Initial Index Value: 1,000
•	Contract Fee: 0.75%
•	S&P 500 Secure Account
	o	Account Value: $75,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 7,500
	o	Index Rate Floor: 0.00%
	o	Index Rate Cap: 6.00%
•	S&P 500 Growth Account
	o	Account Value: $25,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 2,500
	o	Index Rate Floor: -10.00%
	o	Index Rate Cap: 15.00%

As of the Contract Anniversary:
•	Contract Anniversary: 10/10/2018
•	Closing Index Value: 1,030
•	Days in Contract Year: 365

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,000 and the Closing Index Value is 1,030. The Closing Index Value is less than the Initial Index Value multiplied by the result of 1 plus the Index Rate Cap, but it is more than the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Closing Index Value which is 1,030.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,030 divided by 1,000 which equals 1.03 (3% increase from Initial Index Value). For the Growth Account, this is calculated as 1,030 divided by 1,000 which equals 1.03 (3% increase from Initial Index Value).

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year. For both the Secure and Growth Accounts, this is equal to 0.75% divided by 365 multiplied by $10 which equals $0.000205479.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Contract Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary. For the Secure Account, this is equal to $10 multiplied by 1.03 less the result of $0.000205479 multiplied by 365 which equals $10.225. For the Growth Account, this is equal to $10 multiplied by 1.03 less the result of $0.000205479 multiplied by 365 which equals $10.225.

Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $10.225 which equals $76,687.50. For the Growth Account, this is equal to 2,500 multiplied by $10.225 which equals $25,562.50. This is an increase of $1,687.50 for the Secure Account ($76,687.50 – $75,000 = $1,687.50) and an increase of $562.50 for the Growth Account ($25,562.50 – $25,000 = $562.50).

Example 3: This example illustrates how interest would be credited based on the return of the Index and subject to the Index Rate Cap and Index Rate Floor. In this example, the return on the Index is less than the Index Rate Floor.

Assume the following information:

As of the Allocation Option Start Date:
•	Allocation Option Start Date: 10/10/2017
•	Initial Index Value: 1,000
•	Contract Fee: 0.75%
•	S&P 500 Secure Account
	o	Account Value: $75,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 7,500
	o	Index Rate Floor: 0.00%
	o	Index Rate Cap: 6.00%
•	S&P 500 Growth Account
	o	Account Value: $25,000
	o	Accumulation Credit Factor: $10
	o	Accumulation Credits: 2,500
	o	Index Rate Floor: -10.00%
	o	Index Rate Cap: 15.00%

As of the Contract Anniversary:
•	Contract Anniversary: 10/10/2018
•	Closing Index Value: 850
•	Days in Contract Year: 365

Step 1: Calculate the Adjusted Index Value
The Initial Index Value is 1,000 and the Closing Index Value is 850. The Closing Index Value is less than the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor for both the Secure and Growth Accounts. Therefore, the Adjusted Index Value equals the Initial Index Value multiplied by the result of 1 plus the Index Rate Floor. For the Secure Account, this is calculated as 1,000 multiplied by the result of 1 plus 0.00 which equals 1,000. For the Growth Account, this is calculated as 1,000 multiplied by the result of 1 plus -0.10 which equals 900.

Step 2: Calculate the Index Rate of Return
The Index Rate of Return is equal to the Adjusted Index Value divided by the Initial Index Value. For the Secure Account, this is calculated as 1,000 divided by 1,000 which equals 1.00 (0% increase from the Initial Index Value). For the Growth Account, this is calculated as 1,000 divided by 900 which equals 0.90 (10% decrease from Initial Index Value).

Step 3: Calculate the Risk Control Account Daily Contract Fee
The Risk Control Account Daily Contract Fee is equal to the Contract Fee divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year. For both the Secure and Growth Accounts, this is equal to 0.75% divided by 365 multiplied by $10 which equals $0.000205479.

Step 4: Calculate the Accumulation Credit Factor
The Accumulation Credit Factor is equal to the Accumulation Credit Factor at the start of the Contract Year multiplied by the Index Rate of Return less the result of the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary. For the Secure Account, this is equal to $10 multiplied by 1.00 less the result of $0.000205479 multiplied by 365 which equals $9.925. For the Growth Account, this is equal to $10 multiplied by 0.90 less the result of $0.000205479 multiplied by 365 which equals $8.925.

Step 5: Calculate the Risk Control Account Value.
The Risk Control Account Value is equal to the number of Accumulation Credits multiplied by the ending Accumulation Credit Factor. For the Secure Account, this is equal to 7,500 multiplied by $9.925 which equals $74,437.50. For the Growth Account, this is equal to 2,500 multiplied by $8.925 which equals $22,312.50. This is a decrease of $562.50 for the Secure Account ($74,437.60 – $75,000 = -$562.50) and a decrease of $2,687.50 for the Growth Account ($22,312.50 – $25,000 = -$2,687.50).

Addition or Substitution of an Index. The same Index will be used for each Risk Control Account for the duration of the Allocation Option Period. However, there is no guarantee that the Index will be available during the entire time you own your Contract. If: (i) the Index is discontinued, or (ii) the calculation of that Index is materially changed, we may substitute a suitable Index that will be used for the remainder of the Allocation Option Period. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the interest credited to the Risk Control Account and the interest you earn under the Contract. We will not substitute an Index until that Index has been approved by the insurance department in your state.

We reserve the right to add or substitute the Index. If we substitute the Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the Index interest you earn.

In the unlikely event that we substitute the Index, we will attempt to add a suitable alternative index that is substantially similar to the Index being replaced on the same day that we remove the Index. If a change in an Index is made during a Contract Year, Index interest will be calculated from the Contract Anniversary until the date that the Index ceased to be available and that interest credit will be added to or subtracted from the interest credit calculated for the substitute Index from the date of substitution until the next Contract Anniversary. If we are unable to substitute a new Index at the same time as an Index ceases to be available there may be a brief interval between the date on which we remove the Index and add a suitable alternative index as a replacement. In this situation, your Contract Value will continue to be allocated to the Risk Control Accounts. However, any credit to your Contract Value for that Contract Year will not reflect changes in the value of the Index or the replacement index during that interim period. If you take a partial withdrawal, GLWB Payment, surrender or annuitize the Contract, or die during the interim period, we will apply index interest to your Contract Value allocated to a Risk Control Accounts based on the percentage change in the Index from the beginning of the Contract Year to the date on which the Index became unavailable under the Contract.

Please note that we may add or substitute an Index associated with the Risk Control Accounts by sending you written notice at your last known address stating the effective date on which the Index will be added or substituted. We will send you the notice in your annual report unless earlier written notice is necessary.

MARKET VALUE ADJUSTMENT

The Market Value Adjustment is calculated separately for withdrawals from the Risk Control Accounts and Declared Rate Account. The following amounts may be withdrawn without incurring a Market Value Adjustment:

•	Surrenders or withdrawals under the Nursing Home or Hospital waiver or Terminal Illness withdrawal waiver;
•	Required minimum distributions that are withdrawn under an automatic withdrawal program provided by the Company;
•	The Annual Free Withdrawal Amount;
•	Surrenders and withdrawals on an Allocation Option Maturity Date;
•	Death Benefit proceeds;
•	GLWB Payment withdrawals;
•	Contract Value applied to an Income Payout Option;
•	Transfers as part of automatic rebalancing; and
•	Withdrawals made under the Bailout Provision.

If you surrender your Contract or take a partial withdrawal during the Accumulation Period, we will apply the Market Value Adjustment to the amount being surrendered or withdrawn. No withdrawals or surrenders can be taken once Contract Value has been allocated to an Income Payout Option, therefore no Market Value Adjustment will apply after the end of the Accumulation Period.

IMPORTANT: The Market Value Adjustment will either increase or decrease the amount you receive from a partial withdrawal or your Surrender Value. You may lose a portion of your principal and previously credited interest due to the Market Value Adjustment regardless of the Allocation Options to which you allocated Contract Value. You directly bear the investment risk associated with a Market Value Adjustment. You should carefully consider your income needs before purchasing the Contract.

Purpose of the Market Value Adjustment

The Market Value Adjustment is an adjustment that may be made to the amount you receive if you surrender the Contract or take a partial withdrawal from the Risk Control Accounts or Declared Rate Account during the Accumulation Period. Withdrawals and surrenders on an Allocation Option Maturity Date will not be assessed a Market Value Adjustment.

The Market Value Adjustment reflects, in part, the difference in yield of the Constant Maturity Treasury rate for a period consistent with the Allocation Option Period beginning on the Allocation Option Start Date and the yield of the Constant Maturity Treasury rate for a period starting on the date of surrender or partial withdrawal and ending on the Allocation Option Maturity Date. The Constant Maturity Treasury rate is a rate representing the average yield of various Treasury securities. The calculation also reflects in part the difference between the effective yield of the ICE BofAML Index 1-10 Year U.S. Corporate Constrained

Index, Asset Swap Spread (the “ICE BofAML Index”), a rate representative of investment grade corporate debt credit spreads in the U.S., on the Allocation Option Start Date and the effective yield of the ICE BofAML Index at the time of surrender or partial withdrawal. The greater the difference in those yields, respectively, the greater the effect the Market Value Adjustment will have. In general, if the Constant Maturity Treasury rate and ICE BofAML Index have increased at the time of surrender or partial withdrawal over their levels at the Allocation Option Start Date, the Market Value Adjustment will be negative and will decrease the Surrender Value or amount you receive from a partial withdrawal. Similarly, if the Constant Maturity Treasury rate and ICE BofAML Index have decreased at the time of surrender or partial withdrawal over their levels at the Allocation Option Start Date, the Market Value Adjustment will be positive and will increase the Surrender Value or amount you receive from a partial withdrawal.

The Company uses both the Constant Maturity Treasury rate and ICE BofAML Index in determining any Market Value Adjustment since together both indices represent a broad mix of investments whose values may be affected by changes in market interest rates.

We will increase the amount you will be paid from a partial withdrawal by the amount of any positive Market Value Adjustment, and in the case of a surrender of the Contract, we will increase your Surrender Value by the amount of any positive Market Value Adjustment. Conversely, we will decrease the amount you will be paid from a partial withdrawal by the amount of any negative Market Value Adjustment, and in the case of a surrender of the Contract, we will decrease your Surrender Value by the amount of any negative Market Value Adjustment.

The Market Value Adjustment helps us offset our costs and risks of owning fixed income investments and other investments we use to back the guarantees under your Contract from the Allocation Option Start Date to the time of a surrender or partial withdrawal.

Market Value Adjustment Formula

A withdrawal may be adjusted (increased or decreased) by the Market Value Adjustment. The Market Value Adjustment is calculated separately for each Allocation Option. On any given Business Day, it is calculated using the following formula:

MVA = W x (MVAF – 1)

Where W = amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year.

MVAF = ((1 + I + K)/(1 + J + L))^N

I =	The Constant Maturity Treasury rate as of the Allocation Option Start Date for a maturity consistent with the Allocation Option Period of six years.

J =	The Constant Maturity Treasury rate as of the date of withdrawal for a maturity consistent with the remaining number of years (whole and partial) in the Allocation Option Period of six years.

K =	The ICE BofAML Index as of the Allocation Option Start Date.

L =	The ICE BofAML Index as of the date of withdrawal.

N =	The number of years (whole and partial) from the date of withdrawal until the Allocation Option Maturity Date.

We determine I based on the Allocation Option Period. For example, for an Allocation Option Period of six years, I corresponds to the 6-year Constant Maturity Treasury rate on the Allocation Option Start Date.

We determine J when you take a partial withdrawal or surrender. For example, for an Allocation Option Period of six years, if you surrender the Contract two years into the Allocation Option Period, J would correspond to the Constant Maturity Treasury rate consistent with the time remaining in the Allocation Option Period of four years (4 = 6 - 2). For I and J where there is no Constant Maturity Treasury rate declared, we will use linear interpolation of the Constant Maturity Rates Index with maturities closest to I and J to determine I and J.

The value of K and L on any Business Day will be equal to the closing value of the ICE BofAML Index on the previous Business Day.

If the publication of any component of the Market Value Adjustment indices is discontinued or if the calculation of the Market Value Adjustment indices is changed substantially, we may substitute a new index for the discontinued or substantially changed index, subject to approval by the insurance department in your state. Before we substitute a Market Value Adjustment index, we will notify you in writing of the substitution.

For examples of how we calculate Market Value Adjustments, see “Appendix A” to this Prospectus.

SURRENDER VALUE

If you surrender the Contract, you will receive the Surrender Value, as of the Business Day we received your Authorized Request in Good Order. The Surrender Value is equal to your Contract Value at the end of the Valuation Period in which we receive your Authorized Request, less any applicable Contract Fee, GLWB Rider Fee, and Surrender Charge, and adjusted for any applicable Market Value Adjustment.

Upon payment of the Surrender Value, the Contract is terminated, and we have no further obligation under the Contract or Guaranteed Lifetime Withdrawal Benefit. We may require that the Contract be returned to our Administrative Office prior to making payment. The Surrender Value will not be less than the amount required by applicable state law. We will pay you the amount you request in connection with a full surrender by withdrawing Contract Value in the Declared Rate Account and redeeming Accumulation Credits from the Risk Control Accounts, if applicable.

ACCESS TO YOUR MONEY

Partial Withdrawals

At any time during the Accumulation Period you may make partial withdrawals by Authorized Request in Good Order. The minimum partial withdrawal amount is $100. Withdrawals will be processed Pro Rata from the Contract Value in all Allocation Options. Any applicable Surrender Charge and Market Value Adjustment will affect the amount available for a partial withdrawal. We will pay you the amount you request in connection with a partial withdrawal by reducing Contract Value in the Declared Rate Account and redeeming Accumulation Credits from the appropriate Risk Control Accounts, if applicable.

Partial withdrawals for less than $25,000 are permitted by telephone and in writing. The written consent of all Owners must be obtained before we will process the partial withdrawal. If an Authorized Request in Good Order is received by 4:00 P.M. Eastern Time, it will be processed that day. If an Authorized Request in Good Order is received after 4:00 P.M. Eastern Time, it will be processed on the next Business Day. If a partial withdrawal would cause your Surrender Value to be less than $2,000, we will treat your request for partial withdrawal as a request for full surrender of your Contract. Before processing the full surrender, we will attempt to contact you or your financial professional to provide the opportunity for you to take a lower amount to maintain a Surrender Value of at least $2,000. If we are unable to contact you on the Business Day we receive your request, we will process the full surrender.

Partial withdrawals may be subject to Surrender Charges and a Market Value Adjustment. See “Fees and Expenses” and “Market Value Adjustment.” Partial withdrawals may also be subject to income tax and, if taken before age 59½, an additional 10% federal penalty tax. You should consult your tax adviser before taking a partial withdrawal. See “Federal Income Tax Matters.”

Annual Free Withdrawal Amount. Your Annual Free Withdrawal Amount is equal to 10% of the Contract Value at the beginning of the Contract Year and represents the amount that can be withdrawn without incurring a Surrender Charge or Market Value Adjustment in a Contract Year. Any unused Annual Free Withdrawal Amount will not carry over to any subsequent Contract Year. GLWB Payments will reduce the Annual Free Withdrawal Amount but will not be subject to a Surrender Charge or Market Value Adjustment.

The Annual Free Withdrawal Amount is subtracted from surrenders for purposes of calculating the Surrender Charge and Market Value Adjustment.

Systematic Withdrawals. Reoccurring withdrawals are referred to as systematic withdrawals. GLWB Payments and Required Minimum Distributions are the only systematic withdrawals permitted under the Contract. If elected at the time of the application or requested at any other time by Authorized Request in Good Order, you may elect to receive periodic partial withdrawals under our systematic withdrawal plan. Under the systematic withdrawal plan, we will make partial withdrawals (on a monthly, quarterly, semi-annual, or annual basis), as specified by you. Such withdrawals must be at least $100 each. Generally, you must be at least age 59½ to participate in the systematic withdrawal plan. Systematic withdrawals may be requested on the following basis:

•	Total systematic withdrawals for the calendar year equal to your annual Required Minimum Distribution; or

•	Total systematic withdrawals for the calendar year equal to your annual GLWB Payment.

Required Minimum Distribution systematic withdrawals can be terminated by Authorized Request in Good Order. GLWB Payments cannot be terminated.

Systematic withdrawals will be deducted on a Pro Rata basis from all your Allocation Options. No Surrender Charge or Market Value Adjustment will be deducted for systematic withdrawals.

If Required Minimum Distributions are taken prior to the GLWB Payment Start Date, they will be treated as Excess Withdrawals and will reduce the GLWB Benefit Base and Death Benefit, perhaps by more than the amount of the withdrawal. GLWB Payments are treated as partial withdrawals and will reduce the Death Benefit by the amount of the GLWB Payment. If the Required Minimum Distribution is greater than the GLWB Payment, an amount equal to the Required Minimum Distribution can be taken after the GLWB Payment Start Date and will not be treated as an Excess Withdrawal.

Waiver of Surrender Charges. We will waive the Surrender Charge and Market Value Adjustment in the case of a partial withdrawal or surrender where the Owner or Annuitant qualifies for the Nursing Home or Hospital or Terminal Illness waiver, as described below. Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of such second opinion or examination. Each waiver may be exercised only one time.

•
Nursing Home or Hospital Waiver. We will not deduct a Surrender Charge or assess a Market Value Adjustment in the case of a partial withdrawal or surrender where any Owner or Annuitant is confined to a licensed Nursing Home or Hospital and has been confined to such Nursing Home or Hospital for at least 180 consecutive days after the latter of the Contract Issue Date or the date of change of the Owner or Annuitant. We require verification of confinement to the Nursing Home or Hospital, and such verification must be signed by the administrator of the facility.

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Terminal Illness Waiver. We will not deduct a Surrender Charge or apply a Market Value Adjustment in the case of a partial withdrawal or surrender where any Owner or Annuitant has a life expectancy of 12 months or less due to illness or accident. As proof, we require a determination of the Terminal Illness. Such determination must be signed by the licensed physician making the determination after the latter of Contract Issue Date or the date of change of the Owner or Annuitant. The physician may not be a member of your or the Annuitant’s immediate family.

The laws of your state may limit the availability of the Surrender Charge and Market Value Adjustment waivers and may also change certain terms and/or benefits under the waivers. You should consult Appendix B to this Prospectus for further details on these variations. Also, even if you do not pay a Surrender Charge and Market Value Adjustment because of the waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult a tax adviser to determine the effect of a partial withdrawal on your taxes.

Surrenders

You may surrender your Contract for the Surrender Value at any time during the Accumulation Period by Authorized Request. If an Authorized Request in Good Order is received before 4:00 P.M. Eastern Time on a Business Day, it will be processed that day. If an Authorized Request in Good Order is received at or after 4:00 P.M. Eastern Time on a Business Day or on a non-Business Day, it will be processed on the next Business Day.

To surrender your Contract, you must make an Authorized Request in Good Order to our Administrative Office. The consent of all Owners must be obtained before the Contract is surrendered.

Surrender Charges and a Market Value Adjustment may apply to your Contract surrender. A Pro Rata portion of the GLWB Rider Fee will be deducted upon surrender. The GLWB Rider Fee will be assessed upon surrender of the Contract. See “Market Value Adjustment” and ““Fees and Expenses”.” A surrender may also be subject to income tax and, if taken before age 59½, an additional 10% federal penalty tax. You should consult a tax adviser before requesting a surrender. See “Federal Income Tax Matters.”

Partial Withdrawal and Surrender Restrictions

Your right to make partial withdrawals and surrender the Contract is subject to any restrictions imposed by any applicable law or employee benefit plan.

Right to Defer Payments

We reserve the right to postpone payment for up to six months after we receive your Authorized Request in Good Order, subject to obtaining prior written approval by the state insurance commissioner if required by the law of the state in which we issued the Contract. In the event we postpone payment, we will pay interest on the proceeds if required by state law, calculated at the effective annual rate and for the time period required under state law.

Bailout Provision

We will set a single Bailout Rate for all Risk Control Accounts under the Secure Account option and a single Bailout Rate for all Risk Control Accounts under the Growth Account option. The Bailout Rates will be prominently displayed on your Contract Data Page and will not change during the life of your Contract.

The Bailout Provision allows you to make a withdrawal of the Contract Value attributable to a Risk Control Account without incurring any Surrender Charge and without the application of any Market Value Adjustment. Specifically, if the Index Rate Cap for your Risk Control Account is set below the Bailout Rate for that Risk Control Account, the Bailout Provision allows you to make a withdrawal of some or all of the Contract Value attributable to that Risk Control Account without incurring any Surrender Charge and without the application of any Market Value Adjustment during the 30-day period following the Contract Anniversary. If the Index Rate Cap is equal to or more than the Bailout Rate, you cannot withdraw Risk Control Account Values under the Bailout Provision. We must receive your Authorized Request for a withdrawal of Contract Value under the Bailout Provision in Good Order during the 30-day period following the Contract Anniversary. With respect to such withdrawal, your Contract Value will be reduced by the amount of the withdrawal. If the request is not received during this 30-day period or the request is not in Good Order, and no withdrawal will occur.

When the Index Rate Cap for your Risk Control Account is less than the Bailout Rate specified on your contract data page, we may, at our discretion, restrict allocations into that Risk Control Account.

Withdrawals taken under the Bailout Provision may have tax consequences.  The tax treatment of a withdrawal under the Bailout Provision depends on whether the Contract is a Non-Qualified Contract or a Qualified Contract. Generally, for a withdrawal from a Non-Qualified Contract, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the Owner’s investment in the Contract. If the Contract is a Qualified Contract, a portion of the withdrawal is taxable as ordinary income, based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. If taken prior to age 59½, a withdrawal from either a Non-Qualified or a Qualified Contract may be subject to an additional 10% federal tax penalty. See discussion of “Withdrawals” and “Penalty Tax on Certain Withdrawals” under “Federal Income Tax Matters.”

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

The Contract automatically includes the Guaranteed Lifetime Withdrawal Benefit. The Guaranteed Lifetime Withdrawal Benefit provides for GLWB Payments to be made each year for the life of the Covered Person(s) in the form of partial withdrawals without reducing the value of GLWB Payments in future years. The GLWB Payment is the guaranteed lifetime withdrawal amount. The GLWB Payment is guaranteed regardless of investment performance and will continue even if the Contract Value is reduced to zero. Withdrawals taken before the GLWB Payment Start Date including RMDs will reduce the GLWB Payment and the GLWB Benefit Base, perhaps significantly, and could terminate the GLWB. If you do not begin GLWB Payments before all Covered Person(s) die or are removed from the Contract, the Guaranteed Lifetime Withdrawal Benefit terminates, and you will not receive any payments under the Guaranteed Lifetime Withdrawal Benefit.

GLWB Payments can begin on the first Contract Anniversary or the Contract Anniversary following the 50th birthday of the youngest Covered Person, whichever is later. If you begin GLWB Payments before age 59½ the GLWB Payments may be subject to a 10% additional federal tax. The GLWB Payment Start Date must be on a Contract Anniversary. Requests to start receiving the GLWB Payment as of a Contract Anniversary must be received at least one Business Day prior to the desired GLWB Payment Start Date. The GLWB Payment is calculated on the GLWB Payment Start Date. The GLWB Payment equals the GLWB Percentage multiplied by the GLWB Benefit Base. The GLWB Percentage is a combination of the Base Withdrawal Percentage, determined on the Contract Issue Date based on the Age of the younger Covered Person, and the Annual Increase Percentage.

The full GLWB Payment must be taken each year after the GLWB Payment Start Date. The Owner elects how to receive the GLWB Payments, either as monthly, quarterly, semi-annual, or annual payments. If the scheduled payment date does not fall on a Business Day, we will make the payment on the next Business Day.

GLWB Payments continue during the life of the Covered Person(s) unless the Guaranteed Lifetime Withdrawal Benefit is terminated. Under the single life option, GLWB Payments will cease on the date of death of the Covered Person. Under the joint life option, GLWB Payments will continue until the date of death of the second Covered Person.

We may require proof that the Covered Person(s) is living upon the date of any GLWB Payment while the Guaranteed Lifetime Withdrawal Benefit is in effect.

GLWB Rider Fee

The GLWB Rider Fee is shown in the “Fees and Expenses” section. The GLWB Rider Fee will be deducted Pro Rata from the Contract Value in all Allocation Options on the Contract Anniversary. The GLWB Rider Fee will be deducted prior to any other transactions on the Contract Anniversary. No Surrender Charge or Market Value Adjustment will be applied as a result of the deduction of the GLWB Rider Fee.

The GLWB Rider Fee will terminate on the earliest of:

•	The date the Contract Value is equal to zero; and
•	The date the Guaranteed Lifetime Withdrawal Benefit terminates.

The GLWB Rider Fee is calculated as a percentage of the average daily value of the GLWB Benefit Base for the prior Contract Year. The average daily value of the GLWB Benefit Base will equal the GLWB Benefit Base as of the start of the Contract Year unless an Excess Withdrawal is taken. Because Excess Withdrawals reduce the GLWB Benefit Base, the reduced GLWB Benefit Base will be used in the average daily value calculation in the event of an Excess Withdrawal. In that case, the average daily value of the GLWB Benefit Base will equal to the sum of each GLWB Benefit Base for the prior Contract Year multiplied by the number of days it applied and divided by the number of days in the Contract Year.

The portion of the GLWB Rider Fee that is accrued but not yet deducted will be deducted upon surrender and termination of the Guaranteed Lifetime Withdrawal Benefit.

The GLWB Rider Fee is assessed even if GLWB Payments are never made.

Termination of the Guaranteed Lifetime Withdrawal Benefit

The Guaranteed Lifetime Withdrawal Benefit will terminate and all rights under the Guaranteed Lifetime Withdrawal Benefit will terminate upon the date any of the follow occur:

•	The death of all Covered Persons;
•	Payment of a Death Benefit;
•	All Covered Persons are removed from the Contract;
•	The Contract is surrendered or otherwise terminated; or
•	The Contract Value is applied to an Income Payout Option.

On the date the Guaranteed Lifetime Withdrawal Benefit terminates we will deduct any GLWB Rider Fee that was accrued but not yet deducted as the final GLWB Rider Fee.

GLWB Payments will not terminate if the Contract Value is reduced to zero unless the GLWB Benefit Base is also reduced to zero because of Excess Withdrawals.

Changes to the Covered Person(s)

After the Contract Issue Date, you cannot add, remove or replace a Covered Person, even if you add or change an Owner, Annuitant, or Beneficiary except as described in this Prospectus. If a Covered Person is no longer an Owner, Joint Owner, Annuitant, or Beneficiary as required above, we will remove that person from the Contract and they will no longer be a Covered Person. Once we remove a Covered Person, the Covered Person cannot be reinstated. If at any time joint Covered Persons are no longer

Spouses, you must send us notice of the divorce by Authorized Request. Upon receiving such notice, we will remove one former Spouse from the Contract as a Covered Person as indicated by the divorce or settlement decree, as applicable. If the Contract Owner is not a natural person, the Annuitant is the Covered Person.

If a Covered Person is removed and there is a remaining Covered Person, the following will occur:

•	If the Covered Person was removed before the GLWB Payment Start Date, joint GLWB Payments will not be available
•	If the Owner is a natural person and joint GLWB Payments have already started, we will continue to pay joint GLWB Payments to the Owner as long as the remaining Covered Person is living.

If a Covered Person is removed and there is no Covered Person remaining, the Guaranteed Lifetime Withdrawal Benefit will terminate and GLWB Payments will cease.

GLWB Payments

The GLWB Payment is the guaranteed lifetime withdrawal amount. The annual GLWB Payment is equal to the GLWB Percentage multiplied by the GLWB Benefit Base. The GLWB Payment will only decrease if you take an Excess Withdrawal.

The GLWB Benefit Base and therefore the GLWB Payment is recalculated on each Contract Anniversary and on any date an Excess Withdrawal is taken.

GLWB Percentage: The GLWB Percentage is determined on the GLWB Payment Start Date and will not change. It is calculated using the following formula:

GLWB Percentage = B + I x Y, where

B = The Base Withdrawal Percentage.

I = The Annual Increase Percentage.

Y = The number of completed Contract Years from the Contract Issue Date until the GLWB Payment Start Date, subject to the maximum of 10 years.

The Base Withdrawal Percentage and Annual Increase Percentage are determined based on your election of single life or joint life option rates using the Age of the younger Covered Person(s) on the Contract Issue Date.

We establish the Base Withdrawal Percentage and Annual Increase Percentage on the Contract Issue Date and will not change them for the life of the Contract. The Base Withdrawal Percentage and the Annual Increase Percentage are stated in the GLWB Supplement which accompanies this Prospectus.

GLWB Benefit Base:  The GLWB Benefit Base is initially equal to the Purchase Payment. On each Contract Anniversary, unless the Guaranteed Lifetime Withdrawal Benefit is terminated, if the current Contract Value is greater than the current GLWB Benefit Base, the GLWB Benefit Base will be reset to equal the current Contract Value. The GLWB Benefit Base is used only to determine the GLWB Payment and GLWB Rider Fee. The GLWB Benefit Base is not available for surrender or withdrawal.

The GLWB Benefit Base will be impacted by Excess Withdrawals as described later in this section.

Example of the GLWB Payment Calculation:

Assume the following:
•	There is one Covered Person.

•	On the Contract Issue Date, the Covered Person is Age 55.
•	The Base Withdrawal Percentage is equal to 3.0% for the single life option for a 55-year-old.
•	The Annual Increase Percentage is 0.40% for the single life option for a 55-year-old.
•	The Contract Issue Date is 7/25/2019.
•	The GLWB Payment Start Date is 7/25/2026.
•	The GLWB Benefit Base is $250,000.
The GLWB Percentage equals the Base Withdrawal Percentage of 3.0% plus the Annual Increase Percentage of 0.40% multiplied by the number of completed Contract Years from the Contract Issue Date until the GLWB Payment Start Date, subject to the maximum of 10 years. The number of Completed Contract Years is 7, which is less than the maximum of 10, so 7 will be used in the calculation. Therefore, the GLWB Percentage = 3.0% + 0.40% x 7 = 5.8%.

The annual GLWB Payment is equal to the GLWB Percentage of 5.8% multiplied by the GLWB Benefit Base of $250,000. Therefore, the annual GLWB Payment = 5.8% x $250,000 = $14,500.

Treatment of GLWB Payment Withdrawals

GLWB Payments are treated as a withdrawal from the Contract Value and are taken Pro Rata from the Allocation Options at the time of the withdrawal. GLWB Payments reduce the Contract Value, the Surrender Value, and the Death Benefit by the amount of the GLWB Payment on a dollar for dollar basis. GLWB Payments do not reduce the GLWB Benefit Base.

While the Guaranteed Lifetime Withdrawal Benefit is in effect, the Contract will not terminate if a GLWB Payment causes the Surrender Value to be less than $2,000.

GLWB Payments are not subject to Surrender Charge or Market Value Adjustment. The GLWB Payment will count toward the Annual Free Withdrawal Amount. We deduct each GLWB Payment and any additional RMD payment proportionally from each Allocation Option.

If a GLWB Payment causes the Contract Value to be zero, we will continue to pay the GLWB Payments until the death of all Covered Persons and the frequency of the GLWB Payments will remain the same as what was previously elected. In that event, the Allocation Options will no longer be available for investment.

If the date of birth of the Covered Person(s) is misstated, the GLWB Payment will be adjusted based on the correct date of birth of the Covered Person(s). Any underpayment will be added to the next payment. Any overpayment will be subtracted from future payments. No interest will be credited or charged to any underpayment or overpayment adjustments.

Impact of Excess Withdrawals on the GLWB Payment

An Excess Withdrawal is the portion of a withdrawal that, when added to other withdrawals during the current Contract Year, is greater than the total GLWB Payment for the current Contract Year. Excess Withdrawals will proportionally reduce the GLWB Benefit Base and the Death Benefit by the ratio of the Excess Withdrawal to the Contract Value immediately prior to the Excess Withdrawal. Excess Withdrawals include withdrawals prior to the GLWB Payment Start Date and deductions for any applicable Surrender Charge and Market Value Adjustment. Excess Withdrawals do not include amounts we withdraw for the GLWB Rider Fee.

Any portion of a withdrawal taken after the GLWB Payment Start Date that is not an Excess Withdrawal will be treated as a GLWB Payment. If a withdrawal is made after the GLWB Payment Start Date, the remaining GLWB Payment for the current Contract Year will be adjusted to reflect the withdrawal. If the withdrawal when added to the amount of all withdrawals during the current Contract Year (including GLWB Payments) is greater than the GLWB Payment for the current Contract Year, no further GLWB Payments will be made during that Contract Year. Otherwise, the remaining GLWB Payment for the current Contract Year is equal to the GLWB Payment reduced by the amount of all withdrawals during the current Contract Year (including prior GLWB Payments).

If an Excess Withdrawal reduces the Contract Value to less than $2,000, the Guaranteed Lifetime Withdrawal Benefit will terminate and GLWB Payments will cease.

Examples of GLWB Benefit Base Calculation after an Excess Withdrawal:

Example 1. This example assumes the Contract Value is greater than the GLWB Benefit Base at the time of the withdrawal.

Assume the following information:
•	The GLWB Benefit Base prior to the withdrawal is $100,000.
•	The total withdrawal is $20,000.
•	The GLWB Percentage is 5.00% and the GLWB Payment is $5,000.
•	The Excess Withdrawal (including Surrender Charges and Market Value Adjustments) is $15,000.
•	The Contract Value at the time of the withdrawal is $110,000.

Step 1: Calculate the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal:
Ratio = Excess Withdrawal / (Contract Value immediately prior to the Excess Withdrawal) = $15,000 / $110,000 = 0.136364

Step 2: Calculate the reduction to GLWB Benefit Base:
Reduction to the GLWB Benefit Base = Ratio x GLWB Benefit Base prior to the withdrawal = 0.136364 x $100,000 = $13,636.40

Step 3: Calculate the GLWB Benefit Base adjusted for Excess Withdrawals:
GLWB Benefit Base adjusted for Excess Withdrawals = GLWB Benefit Base prior to withdrawal – Reduction to GLWB Benefit Base = $100,000 - $13,636.40 = $86,363.60. The new GLWB Payment would be GLWB Benefit Base x GLWB Percentage = $86,363.60 x 5.00% = $4,318.18.

Example 2. This example assumes the Contract Value is less than the GLWB Benefit Base at the time of the withdrawal.

Assume the following information:
•	The GLWB Benefit Base prior to the withdrawal is $100,000.
•	The total withdrawal is $20,000.
•	The GLWB Percentage is 5.00% and the GLWB Payment is $5,000.
•	The Excess Withdrawal (including Surrender Charges and Market Value Adjustments) is $15,000.
•	The Contract Value at the time of the withdrawal is $60,000.

Step 1: Calculate the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal:
Ratio = Excess Withdrawal / (Contract Value immediately prior to the Excess Withdrawal) = $15,000 / $60,000 = 0.25

Step 2: Calculate the reduction to GLWB Benefit Base:
Reduction to the GLWB Benefit Base = Ratio x GLWB Benefit Base prior to the withdrawal = 0.25 x $100,000 = $25,000.

Step 3: Calculate the GLWB Benefit Base adjusted for Excess Withdrawals:
GLWB Benefit Base adjusted for Excess Withdrawals = GLWB Benefit Base prior to withdrawal – Reduction to GLWB Benefit Base = $100,000 – 25,000 = $75,000. The new GLWB Payment would be GLWB Benefit Base x GLWB Percentage = $75,000 x 5.00% = $3,750.

As illustrated in Example 2, the GLWB Benefit Base calculation may result in a reduction in the GLWB Benefit Base that is significantly larger than the withdrawal amount.

GLWB Supplement Information

The Base Withdrawal Percentage and Annual Increase Percentage are stated in the GLWB Supplement you receive when you purchase your Contract and are in effect when your Contract is issued. We cannot change these terms for your Contract once they are established.

You should not purchase this Contract without first obtaining the applicable GLWB Supplement. Please contact us at 1-800-798-5500, or contact your financial professional, to obtain the current GLWB Supplement. We will also file any changes to the GLWB Supplement on EDGAR at www.sec.gov under file number 333-228894. No new GLWB Supplement that supersedes a prior GLWB Supplement will become effective unless written notice of effectiveness of the new GLWB Supplement is given at least seven calendar days in advance. In the future, we will include historical GLWB Supplement values in an appendix to this Prospectus.

Required Minimum Distribution Withdrawals

If the Contract is an Individual Retirement Annuity (IRA), GLWB Payments may be used to satisfy your Required Minimum Distribution (RMD) requirements. A withdrawal taken to satisfy RMD requirements prior to the GLWB Payment Start Date will be treated as Excess Withdrawals and will reduce the GLWB Benefit Base and GLWB Payment.

If the RMD associated with the Contract exceeds the GLWB Payment, the additional funds withdrawn to satisfy RMD requirements after the GLWB Payment Start Date will not be treated as an Excess Withdrawal and Surrender Charges and Market Value Adjustments will not apply. The additional funds taken to satisfy an RMD requirement will not reduce the GLWB Benefit Base or future GLWB Payments.

The RMD requirement for the Contract is calculated by the Company based on the calendar year taken. The portion of the withdrawal that is treated as an RMD may not be greater than the RMD of the current calendar year less any amount previously withdrawn. For calendar years after the Contract Value is reduced to zero, the GLWB Payments will be treated as the RMD payments with respect to the Contract.

Spousal Continuation of the Guaranteed Lifetime Withdrawal Benefit

If the sole primary Beneficiary is the surviving Spouse of the deceased Owner, the surviving Spouse may elect to continue the Contract as the new Owner. This benefit may only be exercised one time. If the Spouse elects to continue the Contract as the new Owner, the Guaranteed Lifetime Withdrawal Benefit will remain in effect if the surviving Spouse is a Covered Person. If this condition is not met, the Guaranteed Lifetime Withdrawal Benefit will terminate, and we will no longer assess the GLWB Rider Fee.

If the surviving Spouse elects to continue the Contract and the Guaranteed Lifetime Withdrawal Benefit remains in effect, the following will occur:
•	If the spousal continuation election is before the GLWB Payment Start Date, joint GLWB Payments will not be available to the surviving Spouse.
•	If the spousal continuation election is after the GLWB Payment Start Date, we will continue to pay joint GLWB Payments to the surviving Spouse as long as the surviving Spouse is living.

DEATH BENEFIT

Death of the Owner during the Accumulation Period

If the Owner dies during the Accumulation Period (if there are joint Owners, the Death Benefit will become payable after the first joint Owner dies), a Death Benefit will become payable to the Beneficiary. We will pay the Death Benefit after we receive the following at our Administrative Office in a form and manner satisfactory to us:

•	Proof of Death of the Owner while the Contract is in force;

•	Our claim form from each Beneficiary, properly completed; and

•	Any other documents we require.

If you die during the Accumulation Period, your Beneficiary is entitled to a Death Benefit. If you have a Joint Owner, the Death Benefit will be available when the first Joint Owner dies.

If there is a surviving Owner and that Owner is the Spouse of the deceased Owner, the surviving Spouse will be treated as the sole primary Beneficiary, and any other designated Beneficiary will be treated as a contingent Beneficiary.

The following Death Benefit options are available:

Option A: If the sole primary Beneficiary is the surviving Spouse of the deceased Owner, the surviving Spouse may elect to continue the Contract as the new Owner. An individual who does not meet the definition of Spouse may not be able to continue the Contract for that person’s lifetime. The individual must receive the proceeds of the Contract and any attached endorsements or riders within the time period specified in section 72(s) of the IRC.

Option B: If the Beneficiary is a natural person, the Death Benefit proceeds will be applied in accordance with IRC section 72(s) under one of the Income Payout Options. The income payments must be made for the Beneficiary’s life or a period not extending beyond the Beneficiary’s life expectancy. Payments must commence within one year of the date of the Owner’s death.

Option C: A Beneficiary may elect to receive, at any time, the Death Benefit proceeds in a single lump sum not to extend beyond five years from the date of the Owner’s death.

Unless Option A or B is elected within 60 days of the date we receive Proof of Death or within one year of the date of the Owner’s Death, whichever is earlier, the entire interest in the Contract will be paid under Option C. Until payment of the Death Benefit proceeds, the proceeds remain in the Contract. Death Benefit proceeds will be distributed 5 years from the Owner’s death or earlier if requested by the Beneficiary. Interest, if any, will be paid on the Death Benefit proceeds under Option C as required by applicable state law.

If there are multiple Beneficiaries, each Beneficiary will be able to elect to receive his or her share of the benefits under either Option B or Option C within 60 days of the date we receive Proof of Death or within one year of the Owner’s death, whichever is earlier. If a Beneficiary does not make such an election during that period, their share of the Death Benefit proceeds will be paid under Option C. Until payment of the Death Benefit proceeds, the proceeds remain in the Contract. Death Benefit proceeds will be distributed 5 years from the Owner’s death or earlier if requested by the Beneficiary. Interest, if any, will be paid on the Death Benefit proceeds under Option C as required by applicable state law.

Death of the Annuitant during the Accumulation Period

If an Annuitant dies during the Accumulation Period and there is a surviving Owner who is a natural person, the following will occur:
•	If there is a surviving Joint Annuitant, the surviving Joint Annuitant will become the Annuitant.
•	If there is no Joint Annuitant, the Owner(s) will become the Annuitant(s).

If an Annuitant dies during the Accumulation Period and the Owner is not a natural person, the following will occur:

•
If any Annuitant dies during the Accumulation Period, the death of any Annuitant will be treated as the death of the Owner and Death Benefit proceeds must be distributed as required by IRC Section 72(s). Beneficiaries may receive these distributions over time, as allowed by the IRC, by electing Option B.

•
Unless Option B is elected within 60 days of the date we receive Proof of Death or within one year of the date of the Owner’s Death, whichever is earlier, Death Benefit proceeds will be paid in accordance with Option C.

Death Benefit Proceeds

Death Benefit proceeds are payable upon our receipt of Proof of Death (Owner’s death or Annuitant’s death if the Owner is not a natural person), and proof of each Beneficiary’s interest, which includes required documentation and proper instructions from each Beneficiary. If we receive Proof of Death before 4:00 P.M. Eastern Time, we will determine the amount of the Death Benefit as of that day. If we receive Proof of Death at or after 4:00 P.M. Eastern Time, we will determine the amount of the Death Benefit as of the next Business Day. The Death Benefit proceeds will be paid within 7 days after our receipt of Proof of Death and proof of each Beneficiary’s interest.

The Death Benefit during the Accumulation Period is equal to the current Contract Value on the date Death Benefit proceeds are payable or the Purchase Payment adjusted for withdrawals, whichever is greater. The Death Benefit terminates on the earlier of the termination of the Contract or when the entire Contract is applied to an Income Payout Option. GLWB Payments will reduce the Death Benefit by the amount of the GLWB Payment. All other withdrawals will proportionally reduce the Death Benefit by the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal. Withdrawals include deductions for any applicable Surrender Charge and Market Value Adjustment which can result in decreasing the Death Benefit by more than the amount of the withdrawal and that decrease can be significant. Withdrawals not only affect the Death Benefit but can affect GLWB Payments if it is considered an Excess Withdrawal.

Examples of Death Benefit after a Withdrawal:

Example 1. This example assumes the Contract Value is greater than the Purchase Payment at the time of the withdrawal.

Assume the following information:
•	Purchase Payment = $100,000
•	Withdrawal (including Surrender Charges and Market Value Adjustments) = $20,000; no other withdrawals have been taken
•	Contract Value at the time of withdrawal = $115,000

Step 1: Calculate the Death Benefit that would be payable immediately prior to the withdrawal:
•	Death Benefit payable immediately prior to the withdrawal = The greater of Purchase Payment and Contract Value
•	Death Benefit payable immediately prior to the withdrawal = The greater of $100,000 and $115,000 = $115,000

Step 2: Calculate ratio of the withdrawal to the Contract Value immediately prior to the withdrawal:
•	Ratio = Withdrawal / (Contract Value immediately prior to the withdrawal)
•	Ratio = $20,000 /$115,000 = 0.173913

Step 3: Calculate reduction to Purchase Payment:
•	Reduction to Purchase Payment = Ratio x (Purchase Payment prior to withdrawal)
•	Reduction to Purchase Payment = 0.173913 x $100,000 = $17,391.30

Step 4: Calculate Purchase Payment adjusted for withdrawals:
•	Purchase Payment adjusted for withdrawals = Purchase Payment prior to withdrawal – Reduction to Purchase Payment
•	Purchase Payment adjusted for withdrawals = $100,000 – $17,391.30 = $82,608.70

Step 5: Calculate the Contract Value after the withdrawal:
•	Contract Value immediately after the withdrawal = Contract Value at the time of the withdrawal – withdrawal
•	Contract Value immediately after the withdrawal = $115,000 – $20,000 = $95,000

Step 6: Calculate the Death Benefit that would be payable immediately after the withdrawal
•	Death Benefit payable immediately after the withdrawal = The greater of Purchase Payment adjusted for withdrawals and Contract Value immediately after the withdrawal
•	Death Benefit payable immediately after the withdrawal = The greater of $82,608.70 and $95,000 = $95,000
•	The withdrawal of $20,000 reduced the Death Benefit payable by $20,000 (i.e. $115,000 - $95,000)

Example 2. This example assumes the Contract Value is less than the Purchase Payment at the time of the withdrawal.

Assume the following information:
•	Purchase Payment = $100,000
•	Withdrawal (including Surrender Charges and Market Value Adjustments) = $20,000; no other withdrawals have been taken
•	Contract Value at the time of withdrawal = $60,000

Step 1: Calculate the Death Benefit that would be payable immediately prior to the withdrawal:
•	Death Benefit payable immediately prior to the withdrawal = The greater of Purchase Payment and Contract Value
•	Death Benefit payable immediately prior to the withdrawal = The greater of $100,000 and $60,000 = $100,000

Step 2: Calculate ratio of the withdrawal to the Contract Value immediately prior to the withdrawal:
•	Ratio = Withdrawal / (Contract Value immediately prior to the withdrawal)
•	Ratio = $20,000 / $60,000 = 0.3333333

Step 3: Calculate reduction to Purchase Payment:
•	Reduction to Purchase Payment = Ratio x (Purchase Payment prior to withdrawal)
•	Reduction to Purchase Payment = 0.3333333 x $100,000 = $33,333.33

Step 4: Calculate Purchase Payment adjusted for withdrawals:
•	Purchase Payment adjusted for withdrawals = Purchase Payment prior to withdrawal – Reduction to Purchase Payment
•	Purchase Payment adjusted for withdrawals = $100,000 – $33,333.33 = $66,666.67

Step 5: Calculate the Contract Value after the withdrawal:
•	Contract Value immediately after the withdrawal = Contract Value at the time of the withdrawal – withdrawal
•	Contract Value immediately after the withdrawal = $60,000 – $20,000 = $40,000

Step 6: Calculate the Death Benefit that would be payable immediately after the withdrawal
•	Death Benefit payable immediately after the withdrawal = The greater of Purchase Payment adjusted for withdrawals and Contract Value immediately after the withdrawal
•	Death Benefit payable immediately after the withdrawal = The greater of $66,666.67 and $40,000 = $66,666.67
•	The withdrawal of $20,000 reduced the Death Benefit payable by $33,333.33 (i.e. $100,000 - $66,666.67)

As illustrated in Example 2, the Death Benefit calculation may result in a reduction in the Death Benefit that is significantly larger than the withdrawal amount.

A Surrender Charge and Market Value Adjustment will not apply to Death Benefit proceeds. The Death Benefit amount will not be less than the amount required by state law in which the Contract was delivered.

We will pay interest on lump sum Death Benefit proceeds if required by state law. Interest, if any, will be calculated at the rate and for the time period required by state law.

So far as permitted by law, the Death Benefit proceeds will not be subject to any claim of the Beneficiary’s creditors.

If an Owner is added or changed, except in the case of spousal continuation, the amount that will be paid upon the death of the new Owner is equal to the Contract Value on the date Death Benefit proceeds are payable. There is no impact on the Death Benefit if an Owner is removed.

Spousal Continuation

If the sole primary Beneficiary is the surviving Spouse of the deceased Owner, the surviving Spouse may elect to continue the Contract as the new Owner. This benefit may only be exercised one time.

Effective on the continuation date, we will set the Contract Value equal to the Death Benefit proceeds that would have been payable to the Spouse as the designated Beneficiary. This value is known as the spousal continuation amount. The date we receive notification that the surviving Spouse has elected to continue the Contract as the new Owner in Good Order is known as the continuation date.

Any addition to the Contract Value as a result of the Death Benefit proceeds will not be considered a Purchase Payment and will be allocated to the Contract Value on a Pro Rata basis.

On or after the continuation date, the amount that will be paid as Death Benefit proceeds is equal to the greater of:

•	The current Contract Value on the date the Death Benefit proceeds are payable; or
•	The spousal continuation amount adjusted for withdrawals since the continuation date.

Withdrawals will proportionally reduce the spousal continuation amount by the ratio of the withdrawal to the Contract Value immediately prior to the withdrawal. Withdrawals include deductions for any applicable Surrender Charge and Market Value Adjustment.

A Surrender Charge and Market Value Adjustment will not apply to Death Benefit proceeds. The Death Benefit proceeds will not be less than the amount required by state law in which the Contract was delivered.

See the “Guaranteed Lifetime Withdrawal Benefit” section in this Prospectus for impact of Spousal Continuation on the Covered Person(s) and the Guaranteed Lifetime Withdrawal Benefit.

Death of Owner or Annuitant After the Payout Date

We must be notified immediately of the death of an Annuitant or Owner. Proof of Death will be required upon the death of an Annuitant or Owner. We are not responsible for any misdirected payments that result from the failure to notify us of any such death.

If an Annuitant dies during the Payout Period, remaining income payments or Death Benefit proceeds, if any, will be distributed as provided by the Income Payout Option in effect. The Income Payout Option in effect will determine whether additional income payments or a Death Benefit apply.

If an Owner dies during the Payout Period, any remaining income payments will be distributed at least as rapidly as provided by the Income Payout Option in effect.

Interest on Death Benefit Proceeds

Interest will be paid on lump sum Death Benefit proceeds if required by state law. Interest, if any, will be calculated at the rate and for the time period required by state law.

Abandoned Property Requirements

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our books and records, or to our state of domicile. The “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. To make such changes, please contact us by writing to us or calling us at our Administrative Office.

INCOME PAYMENTS – THE PAYOUT PERIOD

Payout Date

When you purchase the Contract, we will set the Payout Date as the Contract Anniversary following the Annuitant’s 95th birthday. If there are Joint Annuitants, we will set the Payout Date based on the Age of the oldest Joint Annuitant.

You may change the Payout Date by sending an Authorized Request in Good Order to our Administrative Office provided: (i) the request is made while an Owner is living; (ii) the request is received at our Administrative Office at least 30 days before the anticipated Payout Date; (iii) the requested Payout Date is at least two years after the Contract Issue Date; and (iv) the requested Payout Date is no later than the anticipated Payout Date as shown on your Contract Data Page. Any such change is subject to any maximum maturity Age restrictions that may be imposed by law.

Payout Period

The Payout Period is the period of time that begins on the Payout Date and continues until we make the last payment as provided by the Income Payout Option chosen. On the first day of the Payout Period, the Contract Value will be applied to the Income Payout Option you selected. A Surrender Charge and Market Value Adjustment will not apply to proceeds applied to an Income Payout Option. You cannot change the Annuitant or Owner on or after the Payout Date for any reason.

Terms of Income Payments

We use fixed rates of interest to determine the amount of fixed income payments payable under the Income Payout Options. Fixed income payments are periodic payments from us to the Owner, the amount of which is fixed and guaranteed by us. The amount of each payment depends on the form and duration of the Income Payout Option chosen, the Age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the income payments and the applicable income purchase rates in the Contract. The income purchase rates in the Contract are based on a minimum guaranteed interest rate of 1%. We may, in our discretion and on a non-discriminatory basis, make income payments in an amount based on a higher interest rate. Once income payments begin, you cannot change the terms or method of those payments. We do not apply a Surrender Charge or Market Value Adjustment to income payments.

We will make the first income payment on the Payout Date. We may require proof of age and gender (if the Income Payout Option rate is based on gender) of the Annuitant/Joint Annuitants before making the first income payment. To receive income payments, the Annuitant/Joint Annuitant must be living on the Payout Date and on the date that each subsequent payment is due as required by the terms of the Income Payout Option. We may require proof from time to time that this condition has been met.

INCOME PAYOUT OPTIONS

Election of an Income Payout Option

You and/or the Beneficiary may elect to receive one of the Income Payout Options described under “Options” below. The Income Payout Option and distribution, however, must satisfy the applicable distribution requirements of Section 72(s) or 401(a)(9) of the Internal Revenue Code, as applicable.

The election of an Income Payout Option must be made by Authorized Request. The election is irrevocable after the payments commence. The Owner may not assign or transfer any future payments under any option.

We will make income payments monthly, quarterly, semiannually, or annually for the Installment Option. Life Income and Joint Survivor options allow monthly income payments. We will also furnish the amount of such payments on request. Payments that are less than $20 will only be made annually.

You may change your Income Payout Option any time before payments begin on the Payout Date.

Income Payout Options

We offer the following Income Payout Options described below. The frequency and duration of income payments will affect the amount you receive with each payment. In general, if income payments are expected to be made over a longer period of time, the amount of each income payment will be less than the amount of each income payment if income payments are expected to be made over a shorter period of time. Similarly, more frequent income payments will result in the amount of each income payment being lower than if income payments were made less frequently for the same period of time.

Option 1 – Installment Option. We will pay monthly income payments for a chosen number of years, not less than 10, nor more than 30. If the Annuitant dies before income payments have been made for the chosen number of years, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued for the remainder of the period to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 1 rates, will be paid to the Owner.

Option 2 – Life Income Option – Guaranteed Period Certain. We will pay monthly income payments for as long as the Annuitant lives. If the Annuitant dies before all of the income payments have been made for the guaranteed period certain, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued during the remainder of the guaranteed period certain to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 2 rates, will be paid to the Owner. If a Guaranteed Period of 0 years is selected and the Annuitant dies before the first income payment is made, no income payments will be made.

The Guaranteed Period Certain choices are:

•	0 years (life income only);
•	5 years;
•	10 years;
•	15 years; or
•	20 years.

Option 3 – Joint and Survivor Life Income Option – 10-Year Guaranteed Period Certain. We will pay monthly income payments for as long as either of the Annuitants is living. If at the death of the second surviving Annuitant, income payments have been made for less than 10 years, remaining guaranteed income payments will be treated as the death benefit and will be distributed in one of the following two ways: a.) income payments will be continued during the remainder of the guaranteed period certain to the Owner; or b.) the present value of the remaining income payments, computed at the interest rate used to create the Option 3 rates, will be paid to the Owner.

Income payment(s) will be made to the Beneficiary if there is no surviving Owner. If there is no surviving Owner or Beneficiary, income payment(s) will be made to the Owner’s estate.

If you do not select an Income Payout Option, we will make monthly payments on the following basis, (unless the Internal Revenue Code (“IRC”)requires that we pay in some other manner in order for the Contract to qualify as an annuity or to comply with Section 401(a)(9) of the IRC, in which case we will comply with those requirements):

•	If the Guaranteed Lifetime Withdrawal Benefit has not been terminated, the Covered Person(s) becomes the Annuitant(s). Income payments will be equal to the greater of (a) and (b):
	(a)	GLWB Payment; or
(b)
The Contract Value applied to the Life Income Option with 10-Year Guaranteed Period Certain for Contracts with one Annuitant or the Joint and Survivor Life Income Option with 10- Year Guaranteed Period Certain for Contracts with two Annuitants, as described in Income Payout Options 2 and 3 above.

•
If the income payment is equal to (a), upon the death of all Annuitants, we will pay the Beneficiary an amount equal to the Contract Value immediately prior to the annuitization less the total of the income payments paid. If the income payment is equal to (b), upon the death of all Annuitants, we will pay the Beneficiary as described in Income Payout Options 2 and 3 above.

•
If the Guaranteed Lifetime Withdrawal Benefit is terminated, income payments will be equal to the Contract Value applied to the Life Income Option with 10-Year Guaranteed Period Certain for Contracts with one Annuitant or the Joint and Survivor Life Income Option with 10-Year Guaranteed Period Certain for Contracts with two Annuitants, as described in Income Payout Options 2 and 3 above.

The minimum amount which can be applied under all income payout options is the greater of $2,500 or the amount required to provide an initial monthly income payment of $20. We do not allow partial annuitization. We may require due proof of age and gender of any Annuitant on whose life an income payout option is based.

The Income Payout Options described above may not be offered in all states. Any state variations are described in Appendix B to this Prospectus. Further, we may offer other Income Payout Options. More than one option may be elected. If your Contract is a Qualified Contract, not all options may satisfy required minimum distribution rules. You should consult a tax advisor.

FEDERAL INCOME TAX MATTERS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money—generally for retirement purposes. If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. See “Non-Natural Person” below for a discussion of Non-Qualified Contracts owned by persons such as corporations and trusts that are not natural persons.

Tax Status of the Contracts

Tax law imposes several requirements that annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Internal Revenue Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, Section 72(s) requires that (i) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (ii) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death unless distributions are made over life or life expectancy, beginning within one year of the death of the Owner. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Internal Revenue Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Taxation of Non-Qualified Contracts

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the Purchase Payment or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value, without adjustment for any applicable Surrender Charge, immediately before the distribution over the Owner’s investment in the Contract (generally, the Purchase Payment or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The Contract Value immediately before a withdrawal may have to be increased by any positive Market Value Adjustment that results from a withdrawal. There is, however, no definitive guidance on the proper tax treatment of Market Value Adjustments and you may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract. GLWB Payments will be taxed as withdrawals and are subject to federal income tax. GLWB Payments could also be subject to a penalty tax if elected prior to age 59½.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Penalty Tax on Certain Withdrawals.  In the case of a distribution from a Non-Qualified Contract and Qualified Contract, there may be an imposed federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions if they are:

•	made on or after the taxpayer reaches age 59½;
•	made on or after the death of an Owner;
•	attributable to the taxpayer’s becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Additional exceptions may apply to distributions from a Qualified Contract. You should consult a qualified tax adviser.

Income Payments.  Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as income payments.

Withholding.  Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Further Information. We believe that the Contracts will qualify as annuity contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. This Contract is available as a qualified contract as follows.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversation to Roth IRAs.

Roth IRAs, as described in Internal Revenue Code Section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (i) before age 59½ (subject to certain exceptions), or (ii) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules.

Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

Federal Estate Taxes, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the contingent Owner or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer (“GST”) tax” when all or part of an annuity contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS. For 2019, the federal estate tax, gift tax and GST tax exemptions and maximum rates are $__________ and __%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Same-Sex Spouses

The Contract provides that upon your death, a surviving Spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the Contract and do not intend the above discussion as tax advice.

Important Information about the Indices

S&P 500 Index. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the Owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to the Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Company or the Contract. S&P has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in determination or calculation of the equation by which the Contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Contract.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN, AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poors. The S&P 500 Index can go up or down based on the stock prices of the 500 companies that comprise the Index. The S&P 500 Index does not include dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying stocks.

The S&P 500 Index is a trademark of Standard & Poors or its affiliates and has been licensed for use by the Company.

Russell 2000 Index.  The Contract is not sponsored, endorsed, sold or promoted by Frank Russell Group (“Russell”). Russell makes no representation or warranty, express or implied, to the Owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the Russell 2000 Index to track general stock market performance. Russell only relationship to the Company is in the licensing of certain trademarks and trade names of Russell and Russell 2000 Index which is determined, composed and calculated by Russell without regard to the Company or the Contract. Russell has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the Russell 2000 Index. Russell is not responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in determination or calculation of the equation by which the Contract is to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Contract.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN, AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MSCI INDEX OR ANY DATA INCLUDED THEREIN. MSCI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Russell 2000® is a stock market index that measures performance of the 2,000 smallest companies in the Russell 3000® Index, which is made up of 3,000 of the largest U.S. stocks. The Russell 2000® Index is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index.

MSCI EAFE Index.  The Contract is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc. (“MSCI”). MSCI makes no representation or warranty, express or implied, to the Owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the MSCI EAFE Index to track general stock market performance. MSCI’s only relationship to the Company is in the licensing of certain trademarks and trade names of MSCI and of the MSCI EAFE Index which is determined, composed and calculated by MSCI without regard to the Company or the Contract. MSCI has no obligation to take the needs of the Company or the Owners of the Contract into consideration in determining, composing or calculating the MSCI EAFE Index. MSCI is not responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in determination or calculation of the equation by which the Contract is to be converted into cash. MSCI has no obligation or liability in connection with the administration, marketing or trading of the Contract.

MSCI DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN AND MSCI SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. MSCI MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE MSCI INDEX OR ANY DATA INCLUDED THEREIN. MSCI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MSCI EAFE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. With 912 constituents, the MSCI EAFE Index covers approximately 85% of the free float-adjusted market capitalization in each country.

The MSCI EAFE Index is a trademark of MSCI or its affiliates and has been licensed for use by the Company.

OTHER INFORMATION

Distribution of the Contract

We offer the Contract on a continuous basis. We have entered into a distribution agreement with our affiliate, CBSI, for the distribution of the Contract. MEMBERS Life Insurance Company and CBSI are both wholly-owned subsidiaries of CUNA Mutual Investment Corporation. The principal business address of CBSI is 2000 Heritage Way, Waverly, IA 50677. Contracts are sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of CBSI or other affiliated and unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and who have entered into the Company’s selling agreements with us and the principal underwriter, CBSI.

We pay CBSI and/or our affiliates pay the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to CBSI and the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and the Selling Agent. The Selling Agents are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of the Company. Selling Agents who are registered representatives of CBSI or our affiliates are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash items that we may jointly provide with CBSI or our affiliates. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. Sales of the Contracts may help registered representatives of CBSI qualify for such benefits.

The amount and timing of commissions we may pay to Selling Broker-Dealers may vary depending on the selling agreement and the Contract sold but is not expected to be more than 7.25% of each Purchase Payment. We may also pay asset-based commission (sometimes called trail commissions) in addition to the Purchase Payment-based commission. We may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

We also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of each Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the Selling Broker-Dealers’ preferred or recommended list, increased access to the Selling Broker-Dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Selling Agents, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer’s actual or expected aggregate sales of our annuity contracts (including the Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Selling Agent.

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contract.

Business Disruption and Cyber-Security Risks

We rely heavily on interconnected computer systems and digital data to conduct our variable and index-linked product business activities. Because our variable and index-linked product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential Owner information. Such systems failures and cyber-attacks affecting us, CBSI and intermediaries may adversely affect us and your Contract

Value. For instance, systems failures and cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders, impact our ability to calculate Contract Value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or CBSI and intermediaries to regulatory fines and financial losses and/or cause reputational damage. There can be no assurance that we, CBSI or intermediaries will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

Authority to Change

Only the President or Secretary of the Company may change or waive any of the terms of your Contract. Any change must be in writing and signed by the President or Secretary of the Company. You will be notified of any such change, as required by law.

Incontestability

We consider all statements in your application (in the absence of fraud) to be representations and not warranties. We will not contest your Contract.

Misstatement of Age or Gender

If an Annuitant’s or Covered Person(s) date of birth is misstated, we will adjust the income Payments or GLWB Payments under the Contract to be equal to the payout amount the Contract Value would have purchased based on the individuals correct date of birth. If an Annuitant’s gender has been misstated, and the life income rate type is based on gender, we will adjust the income payments under the Contract to be equal to the payout amount the Contract Value would have purchased based on the Annuitant’s correct gender. We will add any underpayments to the next payment. We will subtract any overpayment from future payments. We will not credit or charge any interest to any underpayment or overpayment.

Conformity with Applicable Laws

The provisions of the Contract conform to the minimum requirements of the state in which the Contract is delivered (i.e., the “state of issue”). The laws of the state of issue control any conflicting laws of any other state in which the Owner may live on or after the Contract Issue Date. If any provision of your Contract is determined not to provide the minimum benefits required by the state in which the Contract is issued, such provision will be deemed to be amended to conform or comply with such laws or regulations. Further, the Company will amend the Contract to comply with any changes in law governing the Contract or the taxation of benefits under the Contract.

Reports to Owners

At least annually, we will mail a report to you at your last known address of record, a report that will state the beginning and end dates for the current report period; your Contract Value at the beginning and end of the current report period; the amounts that have been credited and debited to your Contract Value during the current report period, identified by the type of activity the amount represents; the Surrender Value at the end of the current report period; and any other information required by any applicable law or regulation.

You also will receive confirmations of each financial transaction, such as transfers, withdrawals, and surrenders.

Change of Address

You may change your address by writing to us at our Administrative Office. If you change your address, we will send a confirmation of the address change to both your old and new addresses.

Inquiries

You may make inquiries regarding your Contract by writing to us or calling us at our Administrative Office.

CORPORATE HISTORY OF THE COMPANY

[To be updated by amendment]

We are a wholly-owned indirect subsidiary of CMFG Life Insurance Company (“CMFG Life”) and a direct wholly-owned subsidiary of CUNA Mutual Investment Corporation (“CMIC”). We were formed by CMFG Life on February 27, 1976, as a stock life insurance company under the laws of the State of Wisconsin for the purpose of writing credit disability insurance. The original name of the Company was CUDIS Insurance Society, Inc. On August 3, 1989, the Company’s name changed to CUMIS Life Insurance, Inc., and was subsequently changed to its current name on January 1, 1993. League Life Insurance Company (Michigan) merged into the Company on January 1, 1992 in connection with the concurrent merger of MEMBERS Life Insurance Company (Texas) into the Company. We re-domiciled from Wisconsin to Iowa on May 3, 2007. On February 17, 2012, we amended and restated our Articles of Incorporation to change our purpose to be the writing of any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 and any other line of insurance or annuity business authorized by the laws of the State of Iowa. Currently, we have no employees.

CMFG Life is a stock insurance company organized on May 20, 1935 and domiciled in Iowa. CMFG Life is one of the world’s largest direct underwriters of credit life and disability insurance and is a major provider of qualified pension products to credit unions. Further, CMFG Life and its affiliated companies currently offer deferred and immediate annuities, individual term and permanent life insurance, and accident and health insurance. In 2012, CMFG Life was reorganized as a wholly-owned subsidiary of CUNA Mutual Financial Group, Inc., which is a wholly-owned subsidiary of CUNA Mutual Holding Company, a mutual holding company organized under the laws of the State of Iowa.

In August 2013, the Company began issuing an Index-Linked Annuity Contract under the name “MEMBERS® Zone Annuity”. In July 2016, the Company began issuing a flexible premium variable and index-linked deferred annuity contract under “MEMBERS® Horizon Variable Annuity”. In December 2018, the Company began issuing a flexible premium variable and index-linked deferred annuity contract under “MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity”. These annuity contracts account for all the new product sales of the Company. The Company also serves previously existing blocks of individual and group life policies.

CMFG Life provides significant services required in the conduct of the Company’s operations. We have entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement for the administration of our business pursuant to which CMFG Life performs certain administrative functions related to agent licensing, payment of commissions, actuarial services, annuity policy issuance and service, accounting and financial compliance, market conduct, general and informational services and marketing as well as share certain resources and personnel with us; and pursuant to which CMFG Life provides us with certain procurement, disbursement, billing and collection services.

You may write us at 2000 Heritage Way, Waverly, Iowa 50677- 9202, or call us at 1-800-798-5500.

We share office space with our indirect parent, CMFG Life. CMFG Life occupies office space in Madison, Wisconsin and Waverly, Iowa that is owned by CMFG Life. Expenses associated with the facilities are allocated to us through the Amended and Restated Expense Sharing Agreement that we entered into with CMFG Life on January 1, 2015.

Financial Information

Our financial statements have been prepared in accordance with U.S. GAAP.

Investments

Our investment portfolio consists primarily of fixed income securities.

Reinsurance

We reinsure our life insurance exposure with an affiliated insurance company under a traditional indemnity reinsurance arrangement. We entered into a Coinsurance Agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force as of October 31, 2012 to CMFG Life. On September 30, 2015, we amended the Coinsurance Agreement with CMFG Life and now cede 100% of our insurance policies in force to CMFG Life. In 2013, we entered into a second agreement to cede 100% of the business related to MEMBERS® Zone Annuity contracts to CMFG Life. On November 1, 2015, we entered into a Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity contracts. On October 15, 2018, we amended the Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity contracts. On ______, we amended the Coinsurance Agreement with CMFG Life to cede 100% of the business related to CUNA Mutual Group Zone Income Annuity contracts. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer all of the Company’s underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for all of its liabilities.

Policy Liabilities and Accruals

The applicable accounting standards and state insurance laws under which we operate require that we record policy liabilities to meet the future obligations associated with all of our outstanding policies.

POTENTIAL RISK FACTORS THAT MAY AFFECT OUR BUSINESS AND OUR FUTURE RESULTS

Although economic conditions both domestically and globally have continued to improve since the financial crisis in 2008, we remain vulnerable to market uncertainty and continued financial instability of national, state and local governments. Continued difficult conditions in the global capital markets and economy could deteriorate in the near future and affect our financial position and our level of earnings from our operations.

Markets in the United States and elsewhere experienced extreme volatility and disruption since the second half of 2007, due in part to the financial stresses affecting the liquidity of the banking system and the financial markets. This volatility and disruption reached unprecedented levels in late 2008 and early 2009. The United States entered a severe recession and recovery was slow with long-term high unemployment rates and lower average household income levels. One of the strategies used by the U.S. government to stimulate the economy has been to keep interest rates low and increase the supply of United States dollars. While these strategies have appeared to have had positive effects, any future economic downturn or market disruption could negatively impact our ability to invest our funds.

Specifically, if market conditions deteriorate in 2018 or beyond:

•	our investment portfolio could incur other-than-temporary impairments;

•
due to potential downgrades in our investment portfolio, we could be required to raise additional capital to sustain our current business and new sales of our annuity products, which may be difficult in a distressed market. If capital would be available, it may be at terms that are not favorable to us; or

•
our liquidity could be negatively affected, and we could be forced to further limit our operations and our business could suffer, as we need liquidity to pay our policyholder benefits and operating expenses.

The principal sources of our liquidity are monthly settlements under the coinsurance agreements with CMFG Life, annuity deposits, investment income, proceeds from the sale, maturity and call of and capital contributions from CMFG Life.

Governmental initiatives intended to improve global and local economies that have been adopted may not be effective and, in any event, may be accompanied by other initiatives, including new capital requirements or other regulations that could materially affect our results of operations, financial condition and liquidity in ways that we cannot predict.

We are subject to extensive laws and regulations that are administered and enforced by a number of different regulatory authorities including state insurance regulators, the National Association of Insurance Commissioners (“NAIC”) and the SEC. Some of these authorities are or may in the future consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which in turn could materially affect our results of operations, financial condition and liquidity.

We face potential competition from companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance, which may impair our ability to attract new customers and maintain our profitability and financial strength. It may also impair our ability to retain customers which could increase surrenders and impact profitability and financial strength.

We operate in a highly competitive industry. Many of our competitors are substantially larger and enjoy substantially greater financial resources, claims-paying ability and financial strength, broader and more diversified product lines and more widespread distribution relationships. Our annuity products compete with fixed indexed, traditional fixed rate and variable annuities (and combinations thereof) sold by other insurance companies and with mutual fund products, traditional bank and other investment and retirement funding alternatives offered by asset managers, banks and broker-dealers. Our annuity products also compete with products of other insurance companies, financial intermediaries and other institutions based on a number of factors, including crediting rates, policy terms and conditions, services provided to distribution channels and policyholders, ratings, reputation and distribution compensation.

Our ability to compete will depend in part on the performance of our products. We will not be able to accumulate and retain assets under management for our products if our products underperform the market or the competition, since such underperformance likely would result in asset withdrawals and reduced sales.

We compete for distribution sources for our products. We believe that our success in competing for distributors will depend on factors such as our financial strength, the services we provide to, and the relationships we develop with these distributors and offering competitive commission structures. Our distributors will generally be free to sell products from whichever providers they wish, which makes it important for us to continually offer distributors products and services they find attractive. If our products or services fall short of distributors’ needs, we may not be able to establish and maintain satisfactory relationships with distributors of our annuity products. Our ability to compete will also depend in part on our ability to develop innovative new products and bring them to market more quickly than our competitors. In order for us to compete in the future, we will need to continue to bring innovative products to market in a timely fashion. Otherwise, our revenues and profitability could suffer.

The loss of key executives could disrupt our operations.

Our success depends in part on the continued service of key executives within our Company and CMFG Life’s ability to attract and retain additional executives and employees. The loss of key executives or CMFG Life’s inability to recruit and retain additional qualified personnel could cause disruption in our business and prevent us from fully implementing our business strategies, which could materially and adversely affect our business, growth and profitability.

Changes in state and federal regulation may affect our profitability.

We are subject to regulation under applicable insurance statutes, including insurance holding company statutes, in the various states in which we transact business. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies. As increased scrutiny has been placed upon the insurance regulatory framework, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems.

Regulators oversee matters relating to trade practices, policy forms, claims practices, guaranty funds, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, transactions with related parties, changes in control and payment of dividends.

State insurance regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future.

We are subject to the NAIC’s risk-based capital requirements which are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. We also may be required, under solvency or guaranty laws of most states in which we do business, to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities for insolvent insurance companies.

Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, anti-discrimination regulation, financial services regulation, securities regulation and federal taxation, can significantly affect the insurance business. In addition, legislation has been enacted that could result in the federal government assuming some role in the regulation of the insurance industry.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) enacted in July 2010 made sweeping changes to the regulation of financial services entities, products and markets. The Dodd-Frank Act directed existing and newly-created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, a process that has substantially advanced but is not yet complete. While a number of studies and much of the rule-making process has already been completed, there continues to be uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. Although the new presidential administration has indicated a desire to revise or reverse some of its provisions, the fate of these proposals is unclear, and we cannot predict with certainty how the Dodd-Frank Act will continue to affect the financial markets generally, or impact our business, ratings, results of operations, financial condition or liquidity.

Among other things, the Dodd-Frank Act imposes a comprehensive new regulatory regime on the over-the-counter (“OTC”) derivatives marketplace and grants new joint regulatory authority to the United States Securities and Exchange Commission (the “SEC”) and the U.S. Commodity Futures Trading Commission (“CFTC”) over OTC derivatives. While the SEC and CFTC continue to promulgate rules required by the Dodd-Frank Act, most rules have been finalized and, as a result, certain of the Company’s derivatives operations are subject to, among other things, new recordkeeping, reporting and documentation requirements and new clearing requirements for certain swap transactions (currently, certain interest rate swaps and index-based credit default swaps; cleared swaps require the posting of margin to a clearinghouse via a futures commission merchant and, in some case, to the futures commission merchant as well).

In addition, in the latter part of 2015, U.S. federal banking regulators and the CFTC adopted regulations that will require swap dealers, security-based swap dealers, major swap participants and major security-based swap participants (“Swap Entities”) to post margin to, and collect margin from, their OTC swap counterparties (the “Margin Rules”). Pursuant to the Margin Rules, the Company is required to exchange variation margin with its derivatives counterparties that are Swap Entities and it may be required to exchange initial margin with such counterparties beginning in September 2020.

Other regulatory requirements may indirectly impact us. For example, non-U.S. counterparties of the Company may also be subject to non-U.S. regulation of their derivatives transactions with the Company. In addition, counterparties regulated by the Prudential Regulators (which consist of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the FDIC, the Farm Credit Administration, and the Federal Housing Finance Agency) are subject to liquidity, leverage and capital requirements that impact their derivatives transactions with the Company. Collectively, these new requirements have increased the direct and indirect costs of our derivatives activities and may further increase them in the future.

The Dodd-Frank Act also established a Federal Insurance Office (“FIO”) under the U.S. Treasury Department. Although the Federal Insurance Office was not granted general supervisory authority over the insurance industry, it is authorized to, among other things, (1) monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance and (2) recommend changes to the state system of insurance regulation to the U.S. Congress. The FIO was required to issue several reports to Congress on the insurance industry, most notably, (i) a report on “how to modernize and improve the system of insurance regulation in the United States”, and (ii) a report on “the breadth and scope of the global reinsurance market and the critical role such market plays in supporting insurance in the United States.” The FIO has completed such reports and it remains to be seen whether either of the FIO’s reports will affect the manner in which insurance and reinsurance are regulated in the U.S. and, thereby, the Company’s business.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”), which is charged with identifying risks to the financial stability of the U.S. financial markets, promoting market discipline, and responding to emerging threats to the stability of the U.S. financial markets. The FSOC is empowered to make recommendations to primary financial regulatory agencies regarding the application of new or heightened standards and safeguards for financial activities or practices, and certain participation in such activities, that threaten the stability of the U.S. financial markets. In addition, the FSOC is authorized to determine whether an insurance company is systematically significant and to recommend that it should be subject to enhanced prudential standards and to supervision by the Board of Governors of the Federal Reserve System. In April 2012, the FSOC approved its final rule for designating non-bank financial companies as systemically important financial institutions (“SIFI”). Under the final rule, the Company’s assets, liabilities and operations do not currently satisfy the financial thresholds that serve as the first step of the three-stage process to designate a non-bank financial company as a SIFI. While recent developments suggest that it is unlikely that FSOC will be designating additional non-bank financial companies as systematically significant, there can be no assurance of that unless and until FSOC’s authority to do so has been rescinded.

Separate from any SIFI designation, the Company could potentially be subject to the orderly liquidation authority of the Federal Deposit Insurance Corporation (“FDIC”), in accordance with Title II of the Dodd-Frank Act. Title II of the Dodd-Frank Act provides that the FDIC, under certain circumstances, may be appointed receiver of a “covered financial company,” which could include an insurance company, for purposes of liquidating such company. This would apply to insurance companies in a limited context, where the relevant state insurance regulator has failed to act within 60 days after a determination has been made to subject the insurance company to the FDIC’s orderly liquidation authority, and resolution by the FDIC would be in accordance with state insurance law. The uncertainty about regulatory requirements could influence the Company’s product line or other business decisions with respect to some product lines.

Additionally, Dodd-Frank created the Consumer Financial Protection Bureau (“CFPB”), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, but excluding investment products already regulated by the SEC or the CFTC. The CFPB has supervisory authority over certain non-banks whose activities or products it determines pose risks to consumers.

In addition to promulgating rules that could impose compliance obligations on the Company, the CFPB continues to bring enforcement actions involving a growing number of issues, including actions brought jointly with state Attorneys General, which could directly or indirectly affect the Company. Additionally, the CFPB is exploring the possibility of helping Americans manage their retirement savings and is considering the extent of its authority in that area. The Company is unable at this time to predict the impact of the CFPB’s activities on the Company.

Although the full impact of the Dodd-Frank Act cannot be determined until all of the various studies mandated by the law are conducted and all implementing regulations are adopted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for the Company. The Dodd-Frank Act could make it more expensive for the Company to conduct business, require the Company to make changes to its business model, or satisfy increased capital requirements. Additionally, there is substantial uncertainty as to whether aspects of the Dodd-Frank Act or regulatory bodies established thereunder will be impacted by regulatory or legislative changes made by the Trump administration or Congress.

Regulation of Broker-Dealers and Sales of Insurance Products

The sales of our insurance products could also be adversely affected to the extent that some or all of the third-party firms that distribute our products face heightened regulatory scrutiny, increased regulation and potentially heightened litigation risks that cause them to de-emphasize sales of the types of products issued by us.

For example, the Dodd-Frank Act provides that the SEC may promulgate rules to provide that the standard of conduct for all broker-dealers, when providing personalized investment advice about securities to retail customers (and any other customers as the SEC may by rule provide), will be the same as the standard of conduct applicable to an investment adviser under the Investment Advisers Act of 1940. Although the full impact of such a provision can only be measured when the implementing regulations are adopted, the intent of this provision is to authorize the SEC to impose a heightened standard of care owed by broker-dealers to their customers, similar to the duties applicable to investment advisers under existing law. On April 18, 2018, the SEC published a series of proposed rules related to the standard of care owed by a broker-dealer to its customers (“Regulation BI”), and the creation of a Form CRS Relationship Summary. Among other things, Regulation BI would impose a “best interest” standard of care on broker-dealers making recommendation to their customers. Broker-dealers and investment advisers would be required to provide the Form CRS Relationship Summary to their customers. The Form is designed to provide information about the broker-dealer or investment adviser to their customers. The SEC requested comments on the newly proposed regulations by August 7, 2018. We cannot predict whether any such proposal will be adopted and, if so, what impact it could have on our business, consolidated results of operations and financial condition.

There is also a possibility that the various states may develop rules raising the standard of care owed by insurance agents to their customers that may be in harmony or conflict with the Regulation BI, if adopted, or other requirements. For example, the NAIC annuity suitability working group is working on a proposal to add an enhanced standard to the NAIC’s Suitability in Annuity Transactions Model Regulation. As a result, as this or similar changes are adopted by our state insurance regulator(s) and made applicable to us or the third-party firms that distribute our products, they could have an adverse impact on our business. Whether other proposals, or the proposed amendments to the NAIC’s Suitability in Annuity Transactions Model Regulation, will be adopted is uncertain.

Changes in federal income taxation laws may affect sales of our products and profitability.

The annuity products that we market generally provide the policyholder with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e., the “inside build-up”) is deferred until it is received by the policyholder. With other savings and investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is earned.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, including the elimination of all or a portion of the income tax advantages for annuities. If legislation were enacted to eliminate the tax deferral for annuities, such a change may have an adverse effect on our ability to sell non-qualified annuities. Non-qualified annuities are annuities that are not sold to a qualified retirement plan.

Distributions from non-qualified annuity policies have been considered “investment income” for purposes of the Medicare tax on investment income contained in the Health Care and Education Reconciliation Act of 2010. As a result, in certain circumstances, a 3.8% tax (“Medicare Tax”) may be applied to some or all of the taxable portion of distributions from non-qualified annuities to individuals whose income exceeds certain threshold amounts. This new tax may have an adverse effect on our ability to sell non-qualified annuities to individuals whose income exceeds these threshold amounts and could accelerate withdrawals due to this additional tax. The constitutionality of the Health Care and Education Reconciliation Act of 2010 is currently the subject of multiple litigation actions initiated by various state attorneys general, and the Act is also the subject of several proposals in the U.S. Congress for amendment and/or repeal. The outcome of such litigation and legislative action as it relates to the 3.8% Medicare Tax is unknown at this time.

We face risks relating to litigation, including the costs of such litigation, management distraction and the potential for damage awards, which may adversely impact our business.

We may become involved in litigation, both as a defendant and as a plaintiff, relating to claims arising out of our operations in the normal course of business. In addition, state regulatory bodies, such as state insurance departments, the SEC, FINRA, the Department of Labor, and other regulatory bodies regularly make inquiries and conduct examinations or investigations of companies in the annuity business concerning compliance with, among other things, insurance laws, securities laws, the Employee Retirement Income Security Act of 1974, as amended, and laws governing the activities of broker-dealers. Companies in the annuity business have faced litigation, including class action lawsuits, alleging improper product design, improper sales practices and similar claims. There can be no assurance that any future litigation will not have a material adverse effect on our business, financial condition or results of operations through distraction of our management or otherwise.

SELECTED FINANCIAL DATA

[To be updated by amendment]

The following selected financial data is derived from the Company’s financial statements and should be read in conjunction with the discussion under Management’s Discussion and Analysis of Financial Condition and Results of Operations. The results of operations data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 should be read in conjunction with our financial statements and related notes appearing elsewhere in this Prospectus. The results for the past periods are not necessarily indicative of results that may be achieved for future periods. The Company entered into reinsurance agreements in 2015, 2013 and 2012 which impact the Company’s financial results. See Note 7 of the Notes to Financial Statements appearing elsewhere in this Prospectus for additional information on these agreements.

	2018	2017	2016	2015	2014

	(Dollars in thousands)

Revenues
Life and health premiums, net	$-	$-	$(21)	$(1,175)	$127
Contract charges, net	-	-	-	18	24
Net investment income	762	517	376	366	278
Net realized investment gains	(17)	-	-	117	-
Other income	18	3,996	3,415	5,336	-

Total revenues	763	4,513	3,770	4,662	429

Benefits and expenses
Life and health insurance
claims and benefits, net	-	2	(1)	(1,204)	112
Interest credited to policyholder
account balances, net	(15)	-	-	4	8
Operating and other expenses	151	1,709	1,049	1,633	137

Total benefits and expenses	136	1,711	1,048	433	257

Income before income taxes	627	2,802	2,722	4,229	172
Income tax expense (benefit)	(182)	723	887	1,449	11

Net income	$809	$2,079	$1,835	$2,780	$161

	For the year ended December 31,

Balance Sheet Data	2018	2017	2016	2015	2014

	(Dollars in thousands)

Assets
Debt securities, available for sale, at
fair value	$29,569	$10,667	$10,539	$12,351	$13,313
Cash and cash equivalents	24,912	18,440	18,732	17,093	5,602
Reinsurance recoverable from affiliate	24,034	23,973	23,687	24,628	25,199
Assets on deposit	3,138,096	2,453,033	1,619,113	947,595	349,937
Separate account assets	103,205	69,005	20,221	-	-
Other assets	9,427	11,299	14,138	6,144	5,330

Total assets	$3,329,243	$2,586,417	$1,706,430	$1,007,811	$399,381

Liabilities and stockholder’s equity
Claim and policy benefit reserves – life
and health	$26,836	$23,052	$21,506	$21,537	$22,368
Policyholder account balances	3,142,077	2,456,634	1,622,448	951,068	353,549
Separate account liabilities	103,205	69,005	20,221	-	-
Other liabilities	17,205	19,028	18,970	13,658	4,249

Total liabilities	3,289,323	2,567,719	1,683,145	986,263	380,166
Total stockholder’s equity	39,920	18,698	23,285	21,548	19,215

Total liabilities and stockholder’s equity	$3,329,243	$2,586,417	$1,706,430	$1,007,811	$399,381

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations reviews our financial condition at December 31, 2018 and December 31, 2017; our results of operations for the years ended December 31, 2018, 2017 and 2016; and where appropriate, factors that may affect future financial performance. This discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Prospectus. The dollar amounts disclosed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are “in thousands.”

Cautionary Statement Regarding Forward-Looking Information

All statements, trend analyses and other information contained in this Prospectus and elsewhere (such as in press releases, presentations by us, our immediate parent CMIC, or CUNA Mutual Holding Company (“CM Holding”), our management or oral statements) relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, and other similar expressions, constitute forward-looking statements. We caution that these statements may vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. Factors that could contribute to these differences include, among other things:

•
general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance which may affect (among other things) our ability to sell our products, our ability to access capital resources and the costs associated therewith, the fair value of our investments, which could result in other than temporary impairments, and certain liabilities, and the lapse rate and profitability of policies;

•	customer response to new products and marketing initiatives;

•	changes in the Federal income tax laws and regulations which may affect the relative income tax advantages of our products;

•	increasing competition in the sale of annuities;

•
regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank and credit union sales and underwriting of insurance products and regulation of the sale, underwriting and pricing of products; and

•	the risk factors or uncertainties disclosed in this Prospectus.

For a detailed discussion of these and other factors that might affect our performance see the section entitled “Potential Risk Factors That May Affect Our Business and Our Future Results.”

Overview

We are a wholly-owned indirect subsidiary of CMFG Life Insurance Company (“CMFG Life”) and a direct wholly-owned subsidiary of CMIC. Our ultimate parent is CM Holding, a mutual insurance holding company organized under the laws of Iowa. On May 3, 2007, the Company re-domiciled from Wisconsin to Iowa. On February 17, 2012, we amended and restated our Articles of Incorporation to change our purpose to be the writing of any and all of the lines of insurance and annuity business authorized by Iowa Code Chapter 508 as authorized by the laws of the State of Iowa.

The Company is authorized to sell life, health and annuity policies in all states in the U.S. and the District of Columbia, except New York. The following table identifies states with premiums greater than 5% of total direct premium and states with deposits on annuity contracts greater than 5% of total deposits. Results associated with deposits on annuity contracts include MEMBERS® Zone Annuity and MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity.

	Direct Life and Health Premium			Deposits on Annuity Contracts

	2018	2017	2016	2018	2017	2016

Michigan	62%	62%	63%	7%	9%	6%
Texas	24	24	23	*	5	8
California	5	5	6	*	6	7
Pennsylvania	*	*	*	8	8	6
Iowa	*	*	*	6	7	6
Indiana	*	*	*	5	6	7
Wisconsin	*	*	*	5	6	6
Washington	*	*	*	*	*	5
Florida	*	*	*	6	*	*

*Less than 5%

No other state represents more than 5% of the Company’s premiums or deposits for any year in the three years ended December 31, 2018.

As of December 31, 2018 and 2017, the Company had more than $3,329 million and $2,586 million in assets and more than $80 million and $86 million of life insurance in force, respectively.

The Company services existing closed blocks of individual and group life policies. In August 2013, the Company began issuing a single premium deferred index annuity contract under the name “MEMBERS® Zone Annuity”. In July 2016, the Company began issuing a flexible premium variable and index-linked deferred annuity contract under the name “MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity”. In December 2018, the Company began issuing a flexible premium variable and index-linked deferred annuity contract under the name “MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity”. These annuity contracts account for all the new sales of the Company. We distribute the annuity contracts through multiple face-to-face distribution channels, including:

•	Managed Agents: employees of CMFG Life who sell insurance and investment products to members of credit unions that have contracted with the Company and its affiliates to provide these services;

•
Dual Employee Agents: employees of credit unions who sell insurance and investment products to members of credit unions that have contracted with the Company and its affiliates to provide these services. These agents are registered representatives of the Company’s affiliated broker dealer, CBSI; and

•
Independent Agents: agents who also represent other insurance companies and, along with or through an unaffiliated broker-dealer, contract with the Company to offer its annuity products that are made available for distribution through this channel.

We entered into a Coinsurance Agreement with CMFG Life in 2012. Under this agreement, we agreed to cede 95% of all insurance in force as of October 31, 2012 to CMFG Life. On September 30, 2015, we amended the Coinsurance Agreement with CMFG Life and now cede 100% of our insurance policies in force to CMFG Life. In 2013, we entered into a second agreement to cede 100% of the business related to MEMBERS® Zone Annuity contracts to CMFG Life. On November 1, 2015, we entered into a Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity contracts. On October 15, 2018, we amended the Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity contracts. On ______, we amended the Coinsurance Agreement with CMFG Life to cede 100% of the business related to CUNA Mutual Group Zone Income Annuity contracts. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer all of the Company’s underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for all of its liabilities. As a result, the Company believes its profitability from insurance operations going forward will be minimal.

CMFG Life provides significant services required in the conduct of the Company’s operations pursuant to a Cost Sharing, Procurement, Disbursement and Billing and Collection Agreement. CMFG Life allocates expenses to us on the basis of estimated time spent by employees of CMFG Life on Company matters and the use of operational resources. Management believes the allocations of expenses are reasonable and that the results of the Company’s operations may have materially differed in a negative manner from the results reflected in the accompanying financial statements if the Company did not have this relationship.

Critical Accounting Policies

The complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. The following summary of our critical accounting policies is intended to enhance your ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and in some cases the difference could be material. Investment valuations, embedded derivatives, claim and policyholder benefit reserves and deferred tax asset valuation reserves are most affected by the use of estimates and assumptions.

Investments – Investments in debt securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on investments in debt securities, net of federal income taxes, are included in accumulated other comprehensive income (loss) as a separate component of stockholder’s equity.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets and liabilities into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

•	Level 1: Inputs are directly observable and represent quoted prices for identical assets or liabilities in active markets the Company has the ability to access at the measurement date.

•
Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset or liability. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3: One or more significant inputs are unobservable and reflect the Company’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

For purposes of determining the fair value of the Company’s investments, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The hierarchy requires the use of market observable information when available for assessing fair value. The Company has no Level 3 investments with unrealized gains or losses included in other comprehensive income (loss).

Our assets which are measured at fair value on a recurring basis as of December 31, 2017 are presented below based on the fair value hierarchy levels.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total

Cash equivalents	$21,630	$-	$-	$21,630
Debt securities:
U.S. government and agencies	-	8, 223	-	8,223
Domestic corporate securities	-	16,655	-	16,655
Residential mortgage-backed securities	-	653	-	653
Foreign corporate securities	-	4,038		4,038

Total debt securities	-	29,569	-	29,569
Derivatives embedded in assets on deposit	-	-	524,178	589,215
Separate account assets	-	103,205	-	103,205

Total assets	$21,630	$132,774	$524,178	$678,582

Liabilities, at Fair Value	Level 1	Level 2	Level 3	Total

Derivatives embedded in annuity contracts	$-	$-	$524,178	$524,178

Total liabilities	$-	$-	$524,178	$524,178

Our assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2016 are presented below based on the fair value hierarchy levels.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total

Cash equivalents	$16,607	$-	$-	$16,607
Debt securities:
U.S. government and agencies	-	8,954	-	8,954
Residential mortgage-backed securities	-	1,713	-	1,713

Total debt securities	-	10,667	-	10,667
Derivatives embedded in assets on deposit	-	-	471,192	471,192
Separate account assets	-	69,005	-	69,005

Total assets	$16,607	$79,672	$471,192	$567,471

Liabilities, at Fair Value	Level 1	Level 2	Level 3	Total

Derivatives embedded in annuity contracts	$-	$-	$471,192	$471,192

Total liabilities	$-	$-	$471,192	$471,192

Other-Than-Temporary Investment Impairments - Investment securities are reviewed for other than temporary impairment (“OTTI”) on an ongoing basis. The Company creates a watchlist of securities based largely on the fair value of an investment security relative to its cost basis. When the fair value drops below the Company’s cost, the Company monitors the security for OTTI. The determination of OTTI requires significant judgment on the part of the Company and depends on several factors, including:

•	the existence of any plans to sell the investment security;

•	the extent to which fair value is less than book value;

•	the underlying reason for the decline in fair value (credit concerns, interest rates, etc.);

•	the financial condition and near-term prospects of the issuer/borrower, including the ability to meet contractual obligations, relevant industry trends and conditions;

•	the Company’s intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in fair value;

•	the Company’s ability to recover all amounts due according to the contractual terms of the agreements; and

•	the Company’s collateral position in the case of bankruptcy or restructuring.
A debt security is considered other-than-temporarily impaired when the fair value is less than the amortized cost basis and its value is not expected to recover through the Company’s holding period of the security. If a credit loss exists, but the Company does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, it is required to bifurcate the impairment into the loss that is attributable to credit and non-credit related risk. The credit portion of the OTTI is the difference between the present value of the expected future cash flows and amortized cost. Only the estimated credit loss amount is recognized in earnings, with the remainder of the loss amount recognized in other comprehensive income (loss). If the Company intends to sell, at the time this determination is made, the Company records a realized loss equal to the difference between the amortized cost and fair value. The fair value of the other-than-temporarily impaired security becomes its new cost basis. In determining whether an unrealized loss is expected to be other than temporary, the Company considers, among other factors, any plans to sell the security, the severity of impairment, financial position of the issuer, recent events affecting the issuer’s business and industry sector, credit ratings, and the ability of the Company to hold the investment until the fair value has recovered at least its original cost basis.

For securitized debt securities, the Company considers factors including residential property changes in value that vary by property type and location and average cumulative collateral loss rates that vary by vintage year. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries. In addition, projections of expected future debt security cash flows may change based upon new information regarding the performance of the issuer and/or underlying collateral.

For certain securitized financial assets with contractual cash flows, the Company is required to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an OTTI charge is recognized. The Company also considers its intent and ability to retain a temporarily impaired security until recovery. Estimating future cash flows involves judgment and includes both quantitative and qualitative factors. Such determinations incorporate various information and assessments regarding the future performance of the underlying collateral. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

Management has completed a review for other-than-temporarily impaired securities at December 31, 2018, 2017 and 2016 and recorded no OTTI. As a result of the subjective nature of these estimates, however, provisions may subsequently be determined to be necessary as new facts emerge and a greater understanding of economic trends develops. Consistent with the Company’s practices, OTTI will be recorded as appropriate and as determined by the Company’s regular monitoring procedures of additional facts.

Assets on Deposit - Assets on deposit represent the amount of policyholder account balances related to reinsurance of the single premium deferred index annuity and risk control accounts of the flexible premium deferred variable and index linked annuity contracts. Assets on deposit are accounted for on a basis consistent with accounting for the underlying investment type contracts; therefore, the Company accounts for the reinsurance of these contracts using the deposit method of accounting consistent with the terms of the reinsurance agreement with CMFG Life. The related contract charges and interest credited to policyholder account balances in the statements of operations and comprehensive income (loss) are reported net of the amounts ceded under the agreement. See Note 7 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for a further discussion of the ceding agreement.

Derivative Financial Instruments - The Company issues single premium deferred index annuity and flexible premium deferred variable and index linked annuity contracts that contain embedded derivatives. Derivatives embedded within non-derivative host contracts are separated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. Such embedded derivatives are recorded at fair value, and they are reported as part of assets on deposit and policyholder account balances in the balance sheets, with the change in the value being recorded in net realized investment losses.

Changes in the fair value of the embedded derivative in assets on deposit offset changes in the fair value of the embedded derivative in policyholder account balances; both of these changes are included in net realized investment gains. Accretion of the interest on assets on deposit offsets accretion of the interest on the host contract; both of these activities are included in interest credited on policyholder account balances and are ceded as part of the ceding and reinsurance agreements.

Reinsurance - Reinsurance premiums, claims and benefits, commission expense reimbursements, and reserves related to reinsured business ceded are accounted for on a basis consistent with the accounting for the underlying direct policies that have been ceded and the terms of the reinsurance contracts. Premiums and insurance claims and benefits in the statements of operations and comprehensive income (loss) are reported net of the amounts ceded to other companies under such reinsurance contracts. Ceded insurance reserves and ceded benefits paid are included in reinsurance recoverables along with certain ceded policyholder account balances which include mortality risk. A prepaid reinsurance asset is also recorded for the portion of unearned premiums related to ceded policies.

The Company entered into a Coinsurance Agreement with CMFG Life, as described previously in the Overview of this Management’s Discussion and Analysis of Financial Condition and Results of Operations. As consideration for the reinsurance provided under this agreement, the Company transfers all of its revenues to CMFG Life. Specifically, CMFG Life receives 100% of all premiums and insurance claims and benefits received on account of our existing business.

The Company entered into a second agreement with CMFG Life, as described previously in the Overview of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, to cede 100% of its MEMBERS® Zone Annuity investment-type Contracts, which are accounted for using the deposit method of accounting. The Company amended this agreement on ________ and will cede 100% of new business related to the Contract in this Prospectus, which will be accounted for using the deposit method of accounting.

The Company entered into a third agreement with CMFG Life, as described previously in the Overview of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, to cede 100% of its MEMBERS® Horizon Variable Annuity investment-type Contracts. Accordingly, the agreement is accounted for using the deposit method of accounting. The Company amended this agreement and will cede 100% of new business related to its MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity investment-type Contracts, which will be accounted for using the deposit method of accounting.

Separate Accounts - Separate accounts represent customer accounts related to the variable annuity component of the flexible premium variable and index linked deferred annuity contracts issued by the Company, where investment income and investment gains and losses accrue directly to the contract holders who bear the investment risk.

Contract holders are able to invest in investment funds managed for their benefit. All of the separate account assets are invested in unit investment trusts that are registered with the SEC as of December 31, 2018 and 2017.

Separate account assets are legally segregated and may only be used to settle separate account liabilities. Separate account assets are carried at fair value, which is based on daily quoted net asset values at which the Company could transact on behalf of the contract holder. Separate account liabilities are equal to the separate account assets and represent contract holders’ claims to the related assets. Contract holder deposits to and withdrawals from the separate accounts are recorded directly to the separate account assets and liabilities and are not included in the Company’s statements of operations and comprehensive income (loss).

Charges made by the Company to the contract holders’ balances include fees for maintenance, administration, cost of insurance, and surrenders of contracts prior to the contractually specified dates. Because the Company has entered into agreements with CMFG Life to cede 100% of this business, these revenues are ceded and do not impact the statements of operations and comprehensive income (loss). See Note 7 of the Notes to Financial Statements appearing elsewhere in this prospectus for additional information on these agreements.

Recognition of Insurance Revenue and Related Benefits - Term-life and whole-life insurance premiums are recognized as premium income when due. Policy benefits for these products are recognized in relation to the premiums so as to result in the recognition of profits over the expected lives of the policies and contracts.

Policies not subject to significant mortality or longevity risk, such as the Company’s single premium deferred annuity and flexible premium deferred variable and index linked annuity contracts, are considered investment-type Contracts. Amounts collected on these products, with the exception of the variable annuity component of the flexible premium deferred variable and index linked annuity, are recorded as increases in policyholder account balances. The variable annuity component of the flexible premium deferred variable and index linked annuity meets criteria for separate account reporting and therefore is recorded in separate account assets and liabilities. Revenues from investment-type Contracts principally consist of net investment income and contract charges such as expense and Surrender Charges. Expenses for investment-type Contracts consist of interest credited to Contracts, benefits incurred in excess of related policyholder account balances and policy maintenance costs. Because the Company has entered into an agreement with CMFG Life to cede 100% of this business, these revenues and expenses are ceded and do not impact the statement of operations and comprehensive income (loss). See Note 7, Reinsurance for additional information on this agreement.

Claim and Policy Benefit Reserves - Life and Health - Life and health claim and policy benefit reserves consist principally of future policy benefit reserves and reserves for estimates of future payments on incurred claims reported but not yet paid and unreported incurred claims. Estimates for future payments on incurred claims are developed using actuarial principles and assumptions based on past experience adjusted for current trends. Any change in the probable ultimate liabilities is reflected in net income in the period in which the change is determined.

When actual experience indicates that existing contract liabilities, together with the present value of future gross premiums, will not be sufficient to recover the present value of future benefits or recover unamortized deferred acquisition costs, a premium deficiency will be recognized by either a reduction in unamortized acquisition costs or an increase in liability of future benefits.

Additionally, the liability for future policy benefits may not be deficient in the aggregate to trigger a premium deficiency, but the pattern of earnings may be such that profits are expected to be recognized in early years followed by losses in later years. In those situations, the liability for future benefits will be increased to offset losses that would be recognized in later years. The Company recorded a liability of $138 in 2018 for the three and nine months ended September 30, 2018 for the profits that are expected to be followed by losses in the future. There was no liability recorded for the year ended December 31, 2017.

The Company entered into three agreements with CMFG Life, as described previously in the Overview of this Management’s Discussion and Analysis of Financial Condition and Results of Operations to mitigate the Company’s risks. These agreements do not relieve the Company of its obligations to our policyholders under contracts covered by these agreements. However, they do transfer all of the Company’s underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for all of its liabilities.

Policyholder Account Balances - The single premium deferred annuities and risk control accounts of the flexible premium deferred variable annuities, are included in policyholder account balances. These products have two risk control accounts, referred to as the Secure and Growth Accounts; the Secure Account has an annual credited interest rate floor of 0% and the annual Growth Account floor is -10%. The Secure and Growth Accounts both have credited interest rate caps that vary based on Contract Issue Date. Interest is credited at the end of each Contract Year during the selected index term based on the allocation between risk control accounts and the performance of an external index during that Contract Year. Each risk control account has a reference index. For the single premium deferred annuity, the Company offers one reference index, which is the S&P 500 Index. For the flexible premium deferred variable annuity, the Company offers two reference indices, which are the S&P 500 Index and the MSCI EAFE Index. Policyholders are able to allocate funds in both the Secure and Growth Accounts for the available indices. At the end of the initial index term only the Secure Account will be available as an option to the policyholder. The average annualized credited rate for the single premium deferred annuity was 1.50%, 1.44% and 1.63% in 2018, 2017 and 2016, respectively. The average annualized credited rate for the risk control accounts of the flexible premium deferred variable annuity 1.20%, 1,59% and 1.12% in 2018, 2017 and 2016, respectively.

The Company recognizes a liability at the stated account value for policyholder deposits that are not subject to significant policyholder mortality or longevity risk and for universal life-type policies. The account value equals the sum of the original deposit and accumulated interest, less any withdrawals and expense charges. The average credited rate of interest applied to the account values was 4.5% for each of the three and nine months ending September 30, 2018 and 2017 and for the years ending December 31, 2017, 2016 and 2015. The minimum guaranteed rate of interest that must be credited to such account values for the life of those contracts is 4.5%.

Income Taxes  - The Company recognizes taxes payable or refundable and deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized, and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. Deferred income tax assets can be realized through future earnings, including, but not limited to the generation of future income, reversal of existing temporary differences and available tax planning strategies.

The Company is subject to tax-related audits. These audits may result in additional tax assets or liabilities. In establishing tax liabilities, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the financial statements within net deferred tax assets or liabilities or federal income taxes recoverable or payable.

As a result of the comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which was enacted by the U.S. federal government on December 22, 2017, the Company remeasured its deferred tax assets and liabilities as of December 22, 2017 and included the results of remeasurement in its December 31, 2017 financial results. See Note 5 of the Notes to Financial Statements appearing elsewhere in this Prospectus for additional information on the impact of the remeasurement and further discussion on the Tax Act.

The Company is included in the consolidated federal income tax return of CM Holding, the Company’s ultimate parent. The Company has entered into a tax sharing agreement with CM Holding and its subsidiaries. The agreement provides for the allocation of tax expenses based on each subsidiary’s contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year. Federal income taxes recoverable reported on the balance sheet are due from affiliates.

Executive Summary

The Company provides life and health insurance throughout the United States servicing its existing blocks of individual and group life policies, and began marketing the MEMBERS® Zone Annuity contract in August 2013, the MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity Contract in 2016, the MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity Contract in 2018, and the Contract offered by this Prospectus as of the date of this Prospectus. The Company is managed as two reportable business segments, (1) life and health, and (2) annuities. See Note 10 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for information related to the two business segments.

The Company began distributing the MEMBERS® Zone Annuity, an individual or joint owned, single premium deferred index annuity contract, in 2013 which became the Company’s second reportable business segment. The Company began distributing the MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity Contract, an individual or joint owned, flexible premium deferred variable annuity contract in 2016. The Company began distributing the MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity contract, an individual or joint owned, flexible premium deferred variable annuity contract in 2018. The results of the Company’s annuities segment, which includes the MEMBERS® Zone Annuity and the MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity contracts, are ceded 100% to CMFG Life under the 2013 and 2015 ceding agreements and accordingly does not impact the results of operations.

In 2012, the Company entered into a Coinsurance Agreement with CMFG Life to cede 95% of its business inforce as of October 31, 2012. On September 30, 2015, the Company amended its Coinsurance Agreement with CMFG Life and now cedes 100% of its insurance policies in force to CMFG Life. In 2013, it entered into a second agreement with CMFG Life to cede 100% of the business related to the MEMBERS® Zone Annuity contract. On November 1, 2015, the Company entered into a Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to the MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity Contract. On October 15, 2018, the Company amended its Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity Contracts. On ______, we amended the Coinsurance Agreement with CMFG Life to cede 100% of the business related to CUNA Mutual Group Zone Income Annuity contracts. See Note 7 of the Notes to the Financial Statements appearing elsewhere in this Prospectus for information on the 2012, 2013 and 2015 agreements.

Results of Operations for the Years ended December 31, 2018, 2017 and 2016

Total revenues, which consisted mainly of net premiums, net realized investment gains, investment income and other income, were $763, $4,513 and $3,770 for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease in total revenues in 2018 as compared to 2017 was primarily due to an decrease in other income from a litigation settlement received on structured security investments that had previously been sold. The increase in total revenues in 2017 as compared to 2016 was primarily due to an increase in other income from a litigation settlement received on structured security investments that had previously been sold. Effective September 30, 2015, all premiums are 100% ceded to CMFG Life, resulting in no net premium in 2018 or 2017 due to the reinsurance agreements. Net premium revenue was ($21) for the year ended December 31, 2016 and consists of a life and health direct (and ceded) written renewal premium. Total net investment income was $762, $517 and $376 for the years ended December 31, 2018, 2017 and 2016, respectively, which represents an average yield earned of 1.8%, 1.8% and 1.2% for the same periods, respectively. In 2018 the Company had net realized losses on sales of securities of $17. There were no sales of investments in 2017 or 2016 that resulted in a realized gain or loss.

Total benefits and expenses were $136, $1,711 and $1,048 for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease in benefits and expenses in 2018 as compared to 2017 was primarily due to decreased legal expenses related to the settlement received on structured security investments that had previously been sold. The increase in benefits and expenses in 2017 as compared to 2016 was primarily due to increased legal expenses related to the settlement received on structured security investments that had previously been sold. Effective September 30, 2015, all benefits are ceded to CMFG Life, resulting in no net benefits in 2018. Life and health benefits totaled $2 and ($1) for the years ended December 31, 2018, 2017 and 2016, respectively. The increase in total benefits and expenses in 2017 as compared to 2016 was due to a true up of a ceded benefit. Operating expenses totaled $151, $1,709 and $1,049 for the years ended December 31, 2018, 2017 and 2016, respectively. CMFG Life provides significant services required in the conduct of the Company’s operations. Operating expenses incurred by the Company that are specifically identifiable are borne by the Company; other operating expenses are allocated from CMFG Life on the basis of estimated time and usage studies. Operating expenses are primarily related to and include employee costs such as wages and benefits, legal expenses and other operating expenses such as rent, insurance and utilities. The decrease in operating expenses in 2018 as compared to 2017 was primarily due to a decrease in legal fees related to a litigation settlement received on structured security investments that had previously been sold. The increase in operating expenses in 2017 as compared to 2016 was primarily due to an increase in legal fees related to litigation settlements received on structured security investments that had previously been sold.

Income tax expense is recorded at 21% for the year ended December 31, 2018 and 35% for the years ended December 31, 2017 and 2016 and is offset by prior year tax expense or benefits primarily related to interest on accrued refunds, resulting in an effective tax rate of (29.0%), 25.8% and 32.5% for the years ended December 31, 2018, 2017 and 2016, respectively.

Net income was $809, $2,079 and $1,835 for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease in 2018 net income as compared to 2017 and the increase in 2017 net income as compared to 2016 was primarily due to increased litigation settlements received in 2017 and decreased settlements received in 2018 and 2016 related to structured security investments that had previously been sold.

Tax Reform - The Tax Act made changes to the U.S. tax code, including, but not limited to reducing the U.S. federal corporate tax rate to 21% effective January 1, 2018.

The Company completed its initial evaluation of the impacts of the Tax Act and recorded a net tax expense of $49 for the year ended December 31, 2017 due to the remeasurement of deferred tax assets and liabilities.

The Company has made no adjustments to the impacts initially recorded for the year ended December 31, 2018. The Company’s accounting for the impacts of the Tax Act is now complete with no material changes to the amount recorded at December 31, 2017.

Financial Condition

The Company’s investment strategy is based upon a strategic asset allocation framework that considers the need to manage our General Account investment portfolio on a risk-adjusted spread basis for the underwriting of contract liabilities and to maximize return on retained capital. The Company’s investment in debt securities consists of residential mortgage-backed securities, U.S. Treasury securities, domestic corporate securities and foreign corporate securities. While the are categorized as available-for-sale, the Company generally holds our bond portfolio to maturity.

Insurance statutes regulate the type of investments that the Company is permitted to purchase and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations and our business and investment strategy, the Company generally seeks to invest in United States government and government-sponsored agency securities and debt securities rated investment grade by established nationally recognized rating organizations or in securities of comparable investment quality, if not rated.

The Company’s investment portfolio is comprised solely of debt securities at December 31, 2018 and December 31, 2017. The table below presents our total debt securities by type at December 31, 2018 and December 31, 2017.

	December 31,

	2018	%	2017	%

U.S. government and agencies	$8,223	29.3%	$8,954	83.9%
Domestic corporate securities	16,655	55.2	-	-
Residential mortgage-backed securities:	653	2.1	1,713	16.1
Foreign corporate securities	4,038	13.4	-	-

Total debt securities	$29,569	100.0%	$10,667	100.0%

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below at December 31, 2018. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value

Due in one year or less	$12,491	$12,648
Due after five years through ten years	7,982	8,045
Due after ten years	8,744	8,223
Residential mortgage-backed securities:	639	653

Total debt securities	$29,856	$29,569

The Company has classified its debt securities as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses, if any, on these securities (net of income taxes) are included as a separate component of stockholder’s equity, thereby exposing stockholder’s equity to volatility for changes in the reported fair value of securities classified as available-for-sale.

At December 31, 2018, the Company owned three debt securities with a fair value of $10,209 in an unrealized loss position of $521 for more than twelve months. At December 31, 2017, the Company owned one debt security with a fair value of $8,207 in an unrealized loss position of $103 for less than twelve months. At December 31, 2016, the Company owned one debt security with a fair value of $8,115 in an unrealized loss position of $638 for less than twelve months.

Liquidity and Capital Resources

On September 30, 2015, the Company amended its Coinsurance Agreement with CMFG Life and now cedes 100% of its insurance policies in force to CMFG Life. In 2013, the Company entered into an agreement to cede 100% of the business related to MEMBERS® Zone Annuity contracts to CMFG Life. On November 1, 2015, the Company entered into a Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon Flexible Premium Deferred Variable and Index Linked Annuity contracts. On October 15, 2018, the Company amended its Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to MEMBERS® Horizon II Flexible Premium Deferred Variable and Index Linked Annuity contracts. On _______, we amended the Coinsurance Agreement with CMFG Life to cede 100% of the business related to CUNA Mutual Group Zone Income Annuity contracts. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer all of the Company’s underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for all of its liabilities.

As consideration for the reinsurance provided under these agreements, and as of November 1, 2015, the Company transfers all of our revenues to CMFG Life. Specifically, CMFG Life receives 100% of all premiums and other amounts received on account of our existing business and new business. CMFG Life pays us a monthly expense allowance to reimburse the Company for expenses and costs incurred on account of its insurance business.

While the reinsurance transactions have a minimal impact on our stockholder’s equity, they substantially diminish our net liabilities and greatly decrease the amount of capital and liquidity needed within the Company.

Operating activities provided $4,538 and $5,773 of net operating cash flow for the years ended December 31, 2018 and 2017, respectively, and used net operating cash flow of $41 for the year ended December 31, 2016 and provided $10,987 in net cash flow for the year ended December 31, 2015. The Company’s primary use of funds includes the payment of benefits and related operating expenses as well as settlements related to the reinsurance agreements with CMFG Life. The Company issues the single premium deferred index annuity contracts on the 10th and 25th of each month. The Company recognizes a liability on contracts for which it has received cash but has not issued a contract. The decrease in operating cash flow in 2018 as compared to 2017 was primarily due to an increase in the payment of intercompany expenses in 2018. The increase in operating cash flow in 2017 as compared to 2016 was primarily due to an increase in cash received for contracts not yet issued. The Company’s sources of funds include renewal premiums, sales of investment-type contracts and investment income.

Investing activities provided $1,268, $367 and $1,628 of net cash flow for the years ended December 31, 2018, 2017 and 2016, respectively. The Company’s main investing activities include the purchase and sale or maturity of debt securities. The Company had maturities on debt securities which provided cash of $1,268, $367 and $1,628 in 2018, 2017 and 2016, respectively, contributing to the net increase of cash from investing activities.

The Company’s financing activities provided $666, used $6,432 and provided $52 of net cash flow for the years ended December 31, 2018, 2017 and 2016, respectively. The Company’s main financing activities include the collection of deposits and payment of withdrawals from policyholder’s accounts. The increase in financing activities in 2018 was due to the Company’s increased deposits on policyholder accounts in 2018 as compared to 2017. The decrease in financing cash flow in 2017 as compared to 2016 is primarily due to the payment of a $7,000 dividend to the Company’s parent. Effective for all of 2016, 100% of the insurance business was ceded to CMFG Life which resulted in a decrease in the cash provided by financing activities.

Liquidity requirements are met primarily through quarterly settlements under the coinsurance and modified coinsurance agreements with CMFG Life. The Company anticipates receiving adequate cash flow from these settlements and investment income to meet its obligations. However, a primary liquidity concern going forward is the risk of an extraordinary level of early policyholder withdrawals. The Company includes provisions within its policies, such as Surrender Charges, that help limit and discourage early withdrawals.

The Company believes that cash flows generated from sources above will be sufficient to satisfy the near term liquidity requirements of its operations, including reasonable foreseeable contingencies. However, the Company cannot predict future experience regarding benefits and surrenders since benefit and surrender levels are influenced by such factors as the interest rate environment, the Company’s claims paying ability and the Company’s financial credit ratings.

Most annuity deposits the Company will receive going forward will be invested in high quality investments, those identified by the Company as investment grade, to fund future commitments. The Company believes that the settlement it receives under the reinsurance agreements with CMFG Life, the diversity of its investment portfolio and a concentration of investments in high quality securities should provide sufficient liquidity to meet foreseeable cash requirements. Although there is no present need or intent to dispose of our investments, the Company could readily liquidate portions of our investments, if such a need arose. Sales of available-for-sale securities in an unrealized loss position are subject to other-than-temporary impairment considerations including our intent to sell.

Statutory Financial Data and Dividend Restrictions

The Company is a life and health insurer domiciled in Iowa. The Company files statutory basis financial statements with regulatory authorities. Our statutory capital and surplus was $39,447 and $18,601 as of December 31, 2018 and 2017, respectively. Our statutory basis net income was $419, $1,914 and $1,051 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company is subject to statutory regulations as to maintenance of equity and the payment of dividends. Generally, ordinary dividends from an insurance subsidiary to its parent company must meet notice requirements promulgated by the regulator of the subsidiary’s state of domicile (“Insurance Department”). Extraordinary dividends, as defined by state statutes, must be approved by the Insurance Department. Based on Iowa statutory regulations, the Company could pay dividends of up to $3,945 during 2019 without prior approval of the Iowa Insurance Department.

Risk-based capital requirements promulgated by the NAIC require U.S. insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk, and general business risk. At December 31, 2018 and 2017, the Company’s adjusted capital exceeded the minimum capitalization requirements.

Contractual Obligations

In December 2007, the Company entered into a Procurement and Disbursement and Billing and Collection Services Agreement with CMFG Life and certain other affiliated companies whereby CMFG Life has agreed to provide certain of our operational requirements. In January 2008, the Company entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement with CMFG Life and certain other affiliated companies. Pursuant to this agreement, CMFG Life has agreed to provide the Company with certain office and market services and personnel services. On January 1, 2015, the Company entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement which replaced all prior agreements. Additionally, the Company has allocated a certain portion of the total compensation of each of our executive officers and directors, based on various factors, the primary being the estimated time allocated to providing services to the Company. In exchange for providing these administrative functions and use of shared resources and personnel, the Company reimburses CMFG Life for the cost of providing such administrative functions, resources and personnel. The Company reimbursed CMFG Life $30,131, $20,808 and $15,349 for these expenses for the years ended December 31, 2018, 2017 and 2016, respectively.

For detailed discussion of the management services agreement, the investment advisory agreement and the coinsurance agreements, see “Management – Transactions with Related Persons, Promoters and Certain Control Persons.”

Going forward, we may enter into financing transactions, lease agreements, or other commitments in the normal course of our business.

The Company has the following future minimum estimated claim and benefit payments that are 100% reinsured as of December 31, 2018.

Estimated Future Claim
and Benefit Payments

Due in one year or less	$2,575
Due after one year through three years	4,588
Due after three years through five years	3,947
Due after five years	24,563

Total estimated payments	$35,673

Quantitative and Qualitative Disclosures about Market Risk and Cyber Security

We have exposure to market risk through both our insurance operations and investment activities, although a significant portion of this risk is reinsured by CMFG Life pursuant to the coinsurance and modified coinsurance agreements discussed above. In addition, many of the measures described herein to offset these market risks are taken by CMFG Life because it holds all assets related to our insurance business as a result of the coinsurance agreements.

Interest rate risk is our primary market risk exposure. Substantial and sustained increases and decreases in market interest rates will affect the profitability of our annuity products and the fair value of our investments. Most of the interest rate risk is absorbed by CMFG Life under the coinsurance and modified coinsurance agreements. The profitability of most of our annuity products will depend on the spreads between interest yield on investments and rates credited on the annuity products. We have the ability to adjust crediting rates (caps, participation rates or asset fee rates for indexed annuities) on substantially all of our annuity products at least annually (subject to minimum guaranteed values). In addition, substantially all of our annuity products have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit our ability to adjust or maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

A major component of our interest rate risk management program is structuring the General Account investment portfolio with cash flow characteristics consistent with the cash flow characteristics of our annuity products. We use computer models to simulate cash flows expected from our existing business under various interest rate scenarios. These simulations enable us to measure the potential gain or loss in fair value of our interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from our assets to meet the expected cash requirements of our annuity products and to determine if it is necessary to lengthen or shorten the average life and duration of our investment portfolio. The “duration” of a security is the time weighted present value of the security’s expected cash flows and is used to measure a security’s sensitivity to changes in interest rates. When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in value of assets should be largely offset by a change in the value of liabilities. As of December 31, 2018, the Company’s fixed debt securities investment portfolio consisted of U.S. government and agency securities and residential mortgage-backed securities, domestic corporate securities, foreign corporate securities with fair values of $8,223, $16,655, $653 and $4,038, respectively, and has an average duration of 16 years.

Our business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting the Company may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, cause the release and possible destruction of confidential Owner or business information, impede order processing, subject the Company to regulatory fines and financial losses and/or cause reputational damage. There can be no assurance that we will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

MANAGEMENT

[To be updated by amendment]

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position

David L. Sweitzer	55	President and Director
Paul D. Barbato	42	Secretary and Director
Brian J. Borakove	40	Treasurer
Michael F. Anderson	51	Director
Michael T. Defnet	59	Director
Williams Karls	48	Director

All executive officers and directors are elected annually.

David L. Sweitzer has served as President and as director of the Company since October 31, 2016. He also serves as the Senior Vice President of Wealth Management for CMFG Life where he leads overall business strategy and product management for CBSI and CMFG Life’s and affiliates family of annuity products. Mr. Sweitzer has held various positions in CMFG Life for 26 years. He brings more than 26 years of progressive experience in sales and marketing, sales operations and sales strategy.

Paul D. Barbato has served as Secretary and as director of the Company since December 28, 2018. As of January 7, 2019, he also serves as Vice President, Associate General Counsel for CMFG Life. Mr. Barbato re-joined CMFG Life in May 2017 after spending two years as corporate counsel with Epic Systems Corporation (March 2015-May 2017). He originally joined CMFG Life in January 2009 as a Lead Counsel and later held roles as Associate General Counsel and Director of Corporate Governance. Before joining CMFG Life, Mr. Barbato spent two years at Michael Best & Friedrich, LLP, in Madison, Wisconsin, where he was an Associate Attorney.

Brian J. Borakove has served as our Treasurer since November 9, 2012 and Vice President, Corporate Treasurer since November 19, 2012 at CMFG Life. He served as Director of Investment Finance from 2007 to 2011 and was promoted to Associate Treasurer in 2011. Prior to joining CMFG Life, he was a Senior Manager, Investment Finance at Liberty Mutual Insurance in Boston, Massachusetts from 2005 to 2007. Prior to joining Liberty Mutual Insurance, Mr. Borakove served as a Senior Analyst, Treasury at FM Global in Johnston, Rhode Island from 2003-2005. Mr. Borakove held various positions at State Street Bank in Boston, Massachusetts from 2001-2003.

Michael F. Anderson has been a director of the Company since December 15, 2015. He also serves as the Senior Vice President, Chief Legal Officer for CMFG Life where he has been responsible for all legal matters across CMFG Life’s business entities since 2011. He served as Managing Associate General Counsel from 2008 to 2009, was promoted to Vice President in 2009 and in 2011 was promoted to Senior Vice President. Before joining the Company, Mr. Anderson spent 15 years in private practice, most recently as a partner in the New York office of Morgan, Lewis & Bockius.

Michael T. Defnet has been a director of the Company since December 15, 2015 and Senior Vice President of Sales & Marketing for CMFG Life. Mr. Defnet previously served as Senior Vice President of Sales Distribution Support and various positions in CMFG Life’s Sales Department for 25 years. He brings more than 25 years of progressive experience in sales and marketing leadership, sales operations and sales strategy.

William Karls has been director of the Company since August 4, 2017 and has served as Controller for CMFG Life since 2012. Prior to joining CMFG Life in 2004, Mr. Karls was a Senior Manager with Strohm Ballweg, LLP, which provides audit and consulting services to insurance companies.

Transactions with Related Persons, Promoters and Certain Control Persons

Policy Regarding Related Person Transactions. It is our policy to enter into or ratify related person transactions only when our Board of Directors determines that the transaction either is in, or is not inconsistent with, our best interests, including but not limited to situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related persons on an arm’s length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

Therefore, we have adopted the following written procedures for the review, approval or ratification of related person transactions. For purposes of the related person transaction policy, a related person transaction is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which (i) we were, are or will be a participant, (ii) the amount of the transaction, arrangement or relationship exceeds $120,000, and (iii) in which a related person had, has or will have a direct or indirect material interest in the transaction.

A related person means:

•	any person who is, or at any time since the beginning of our last fiscal year was, a member of our Board of Directors or an executive officer or a nominee to become a member of our Board of Directors;
•	any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;
•	any immediate family member of any of the foregoing persons; or
•
any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Any proposed transaction with a related person will be consummated or amended only if the following steps are taken:

•	Counsel (either inside or outside) will assess whether the proposed transaction is a related person transaction for purposes of this policy.
•
If counsel determines that the proposed transaction is a related person transaction, the proposed transaction will be submitted to the Board of Directors for consideration at the next meeting or, in those instances in which counsel, in consultation with the President or the Treasurer, determines that it is not practicable or desirable for us to wait until the next Board of Directors meeting, to the President of the Company (who has been delegated authority to act between meetings).

•
The Board of Directors shall consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) the benefits to the Company; (ii) the impact on a director’s independence in the event the related person is a director, an immediate family member of a director, or an entity in which a director is a partner, shareholder, or executive officer; (iii) the availability of other suppliers or customers for comparable products or services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties or to employees generally.

•
The Board of Directors shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Board of Directors determines in good faith. The Board of Directors shall convey the decision to counsel, who shall convey the decision to the appropriate persons within the Company.

At the Board of Director’s first meeting of each fiscal year, it shall review any previously approved related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000. Based on all relevant facts and circumstances, taking into consideration the Company’s contractual obligations, the Board of Directors shall determine if it is in the best interests of the Company and its shareholders to continue, modify, or terminate the related person transaction.

No member of the Board of Directors shall participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

Certain Relationships and Related Person Transactions. Except for the agreements noted below, there have been no transactions between the Company and any related person since January 1, 2011, nor are any such related person transactions currently being contemplated for which disclosure would be required.

On September 30, 2015, the Company amended its coinsurance agreement with CMFG Life and now cedes 100% of its insurance policies in force to CMFG Life. In 2013, we entered into a second coinsurance agreement to cede 100% of all insurance issued on and after January 1, 2013 to CMFG Life. On November 1, 2015, we entered into a Coinsurance and Modified Coinsurance Agreement with CMFG Life to cede 100% of the business related to the Contract, and other investment type contracts similar to the Contract. These agreements do not relieve us of our obligations to our policyholders under contracts covered by these agreements. However, they do transfer nearly all of the Company’s underwriting profits and losses to CMFG Life and require CMFG Life to indemnify the Company for nearly all of its liabilities.

On January 1, 2015, the Company entered into a Cost Sharing, Procurement, Disbursement, Billing and Collection Agreement with CMFG Life and certain other affiliated companies and on that same day, January 1, 2015, the Company entered into an Amended and Restated Expense Sharing Agreement with CMFG Life. See “Contractual Obligations” for more information about each of these agreements.

The Company has hired MEMBERS Capital Advisors, Inc. (“MCA”) to provide investment advisory services with respect to the Company’s General Account assets. MCA, which is 100% owned by CMIC, manages substantially all of the Company’s invested assets in accordance with policies, directives and guidelines established by the Company.

Committees of the Board of Directors

Our Board of Directors of the Company has not established any committees. The Board relies upon the committees of the CM Holding to oversee actions over the subsidiary companies. For example, the CM Holding Audit Committee will assist with oversight of the company’s external auditors, performance of internal audit functions and legal and regulatory compliance requirements.

Compensation Committee Interlocks and Insider Participation

Our Board of Directors has not established a compensation committee. None of our current executive officers serves on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Board of Directors. Mr. Sweitzer is on the Board of Directors for CBSI whose Board of Directors include Messrs. Anderson, Defnet, Karls and Barbato, the other Directors of the Company.

Executive Compensation. We do not have any employees but rather are provided personnel, including our named executive officers, by our parent company, CMFG Life, pursuant to the Amended and Restated Expense Sharing Agreement between CMFG Life and us. As a result, we do not determine or pay any compensation to our named executive officers or additional personnel provided by CMFG Life for our operations. CMFG Life determines and pays the salaries, bonuses and other wages earned by our named executive officers and by additional personnel provided to us by CMFG Life. CMFG Life also determines whether and to what extent our named executive officers and additional personnel from CMFG Life may participate in any with employee benefit plans. We do not have employment agreements with our named executive officers and do not provide pension or retirement benefits, perquisites or other personal benefits to our named executive officers. We do not have arrangements to make payments to our named executive officers upon their termination or in the event of a change in control of the

Company. See “Contractual Obligations” for more information about the Amended and Restated Expense Sharing Agreement between CMFG Life and us.

Director Compensation

The directors of the Company are also officers of CMFG Life. The Company’s directors receive no compensation for their service as directors of the Company but are compensated by CMFG Life for their services as officers of CMFG Life. Accordingly, no costs were allocated to the Company for services of following persons in their role as current directors: Michael F. Anderson, Michael T. Defnet, William Karls, Paul D. Barbato and David L. Sweitzer.

Legal Proceedings

Like other insurance companies, we routinely are involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of our business. In recent years, the life insurance and annuity industry, including us and our affiliated companies, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance and annuity purchasers, questioning the conduct of insurance companies and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by us and others with applicable insurance and other laws.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company has established procedures and policies to facilitate compliance with laws and regulations and to support financial reporting. These actions are based on a variety of issues and involve a range of the Company’s practices. We respond to such inquiries and cooperate with regulatory examinations in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial statements of the Company, nor the Company’s ability to meet its obligations under the Contracts.

* * *

We do not file reports under the 1934 Act in reliance on Rule 12h-7 under the 1934 Act, which provides an exemption from the reporting requirements of Sections 13 and 15 of the 1934 Act.

FINANCIAL STATEMENTS

[To be updated by amendment]

APPENDIX A: EXAMPLES OF PARTIAL WITHDRAWALS AND FULL SURRENDER WITH APPLICATION OF SURRENDER CHARGE AND MARKET VALUE ADJUSTMENT

Example 1: Partial Withdrawal with a Negative Market Value Adjustment (MVA)

Assume the following information as it relates to the Contract:

•	The Contract was issued on 06/10/2017 with an initial deposit of $100,000.00.
•	The Contract Fee is 0.75%, only applied to Risk Control Accounts.
•	Money is allocated to the Declared Rate Account and S&P 500 Risk Control Accounts.
•	An Excess Withdrawal of $20,000.00 is taken on 12/10/2018. No other withdrawals have been previously taken.
•	Contract Value as of the last Contract Anniversary 6/10/2018:
	o	Declared Rate Account value equals $10,300.00.
	o	The S&P 500 Secure Risk Control Account value equals $59,999.96.
	o	The S&P 500 Growth Risk Control Account value equals $40,000.01.

Assume the following information as it relates to the Declared Rate Account:
•	As of the withdrawal date, the Declared Rate Account balance was $ 10,453.78.

Assume the following information as it relates to the Risk Control Accounts:
•	The Allocation Option Start Date is 06/10/2017 and the Allocation Option Maturity Date is 06/10/2023.
•	The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 6.00% Index Rate Cap.
•	The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 15.00% Index Rate Cap.
•	As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
•	As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.10.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.25.
•	The S&P 500 Index value at the start of Contract Year immediately preceding the withdrawal is 1000.00.
•	The S&P 500 Index value at the time of the withdrawal is 1200.00.
•	On the Allocation Option Start Date, the interpolated 6-year Constant Maturity Treasury Rate (I) was 2.50% and the ICE BofAML Index (K) was 1.00%.
•	At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.90% and the ICE BofAML Index (L) is 1.10%.
•	At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N).

We take the following steps to determine the net partial withdrawal amount (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the withdrawal.

Account	(1) Accumulation Credits	(2) Accumulation Credit Factor	(3) Contract Value at time of Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	5,940.59 3,902.44	$10.668021 $11.748957	$10,453.78 $63,374.34 $45,849.60
Total			$119,677.72

(1), (2), (3)
 The current Declared Rate Value equals $ 10,453.78.

The return of the Index is equal to the Closing Index Value divided by the Initial Index Value. The return of the S&P 500 Index is calculated to be 1.2 (1,200.00 / 1,000.00 - 1). This is greater than the (1 + Index Rate Cap) and above (1 + the Index Rate Floor) for both the S&P 500 Secure and Growth Accounts. Therefore, the Index Rate of Return is set to (1 + the Index Rate Cap) which equals 1.06 for the S&P 500 Secure Risk Control Account and 1.15 for the S&P 500 Growth Risk Control Account.

The Contract Fee is calculated as 0.75% divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year (0.75% / 365 x 10.10 for the S&P 500 Secure Risk Control Account and 0.75% / 365 x 10.25 for the S&P 500 Growth Risk Control Account).

The Accumulation Credit Factor is then calculated as (a) the Accumulation Credit Factor at the start of the Contract Year multiplied by (b) the Index Rate of Return less (c) the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary (i.e. a x b – c).

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.10 x 1.06 – ((0.75% / 365 x 10.10) x 183) which equals $10.668021. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.668021 which equals $63,374.34.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.25 x 1.15 – ((0.75% / 365 x $10.25) x 183) which equals $11.748957. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.748957 which equals $45,849.60.

Next, we calculate the gross withdrawal from each account.

Account	(4) Gross Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$1,746.99 $10,590.83 $7,662.18
Total	$20,000.00

(4)
Withdrawal is taken Pro Rata from each Allocation Option at the time of the Withdrawal.

The Pro Rata withdrawal from the Declared Rate Account is the Contract Value in this account divided by the total Contract Value multiplied by the withdrawal amount. This is calculated as $10,453.78 / $119,677.72 x $20,000 which equals $1,746.99. The Pro Rata withdrawal from the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 / $119,677.72 x $20,000 which equals $10,590.83. The Pro Rata withdrawal from the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 / $119,677.72 x $20,000 which equals $7,662.28.

Next, we calculate the net withdrawal from each account.

Account	(5) Withdrawal Subject to Surrender Charge and MVA	(6) MVA	(7) Surrender Charge	(8) Net Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$783.52 $4,749.99 $3,436.49	($16.81) ($101.93) ($73.75)	$70.52 $427.50 $309.28	$1,659.66 $10,061.40 $7,279.15
Total	$8,970.00	($192.49)	$807.30	$19,000.21

(5)
The Annual Free Withdrawal Amount based on beginning of Contract Year Contract Value is first calculated to determine the withdrawal subject to a Surrender Charge and Market Value Adjustment (MVA). The beginning of Contract Year Contract Value equals $59,999.96 + $40,000.01 + $10,300.00 = $110,299.97. The total Annual Free Withdrawal Amount is calculated as 10% x $110,299.97 = $11,030.00. This Annual Free Withdrawal Amount is applied Pro Rata at the time of the withdrawal then subtracted from the Gross Withdrawal Amount (4) to determine the withdrawal subject to Surrender Charge and MVA (5). For the Declared Rate Account, it is calculated as $1,746.99 – ($10,453.78 / $119,677.72 x $11,030) which equals $783.52. For the S&P 500 Secure Risk Control Account is calculated the same way to be $10,590.83 – ($63,374.34 / $119,677.72 x $11,030)

which equals $4,749.99. For the S&P 500 Growth Risk Control Account is calculated the same way to be $7,662.18 – ($45,849.60 / $119,677.72 x $11,030) which equals $3,436.49.

(6)
The MVA equals W x (MVAF - 1) and is calculated separately for each Allocation Option, where W is the amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year. At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J + L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.90% + 1.10%))^4.50137 = 0.9785402.

For the Declared Rate Account, the MVA is $783.52 x (0.9785402 - 1) which equals - $16.81. For the S&P 500 Secure Risk Control Account, the MVA is $4,749.99 x (0.9785402 - 1) which equals - $101.93. For the S&P 500 Growth Risk Control Account, the MVA is $3,436.49 x (0.9785402 - 1) which equals - $73.75.

(7)
It has been more than one year but less than two years since the Contract Issue Date so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Declared Rate Account, the Surrender Charge is calculated as $783.52 x 9.00% which equals $70.52. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $4,749.99 x 9.00% which equals $427.50. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $3,436.49 x 9.00% which equals $309.28.

(8)
The net withdrawal is equal to the gross withdrawal plus the Market Value Adjustment less the Surrender Charge. For the Declared Rate Account, the net withdrawal is calculated as $1,746.99 + - $16.81 - $70.52 which equals $1,659.66. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $10,590.83 + - $101.93 - $427.50 which equals $10,061.40. For the S&P 500 Growth Risk Control Account, the net withdrawal is calculated as $7,662.28 + - $73.75 - $309.28 which equals $7,279.15. The total net withdrawal is the sum of the three accounts, $19,000.21.

Next, we calculate the Accumulation Credits and Contract Value remaining after the withdrawal.

Account	(9) Accumulation Credits After Withdrawal	(10) Contract Value after Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	4,947.83 3,250.28	$8,706.79 $52,783.51 $38,187.42
Total		$99,677.72

(9)
The number of Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Credit Factor as of the withdrawal date. For the Declared Rate

Account there are no Accumulation Credits so this calculation does not apply, see (10) below. For the S&P 500 Secure Risk Control Account, this is calculated as 5,940.59 - ($10,590.83 / $10.668021) which equals 4,947.83. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($7,662.18/ $11.748957) which equals 3,250.28.

(10)
The Contract Value remaining after the withdrawal for the Declared Rate Account is equal to the Declared Rate Account value prior to the withdrawal less the Gross Withdrawal. For the Declared Rate Account this is equal to $10,453.78 - $1,746.99 which equals $8,706.79. For the Risk Control Accounts the Contract Value remaining after the withdrawal is equal the Accumulation Credit Factor as of the withdrawal date multiplied by the number of Accumulation Credits after the withdrawal. For the S&P 500 Secure Risk Control Account, this is calculated as $10.668021 x 4,947.83 which equals $52,783.51. For the S&P 500 Growth Risk Control Account, this is calculated as $11.748957 x 3,250.28 which equals $38,187.42. The total Contract Value after the withdrawal is the sum of the three accounts, $99,677.72.

Example 2: Partial Withdrawal with a Positive MVA
Assume the following information as it relates to the Contract:

•	The Contract was issued on 06/10/2017 with an initial deposit of $100,000.00.
•	The Contract Fee is 0.75%, only applied to Risk Control Accounts.
•	Money is allocated to the Declared Rate Account and S&P 500 Risk Control Accounts.
•	An Excess Withdrawal of $20,000.00 is taken on 12/10/2018. No other withdrawals have been previously taken.
•	Contract Value as of the last Contract Anniversary 6/10/2018:
	o	Declared Rate Account value equals $10,300.00.
	o	The S&P 500 Secure Risk Control Account value equals $59,999.96.
	o	The S&P 500 Growth Risk Control Account value equals $40,000.01.

Assume the following information as it relates to the Declared Rate Account:
•	As of the withdrawal date, the Declared Rate Account balance was $10,453.78.

Assume the following information as it relates to the Risk Control Accounts:
•	The Allocation Option Start Date is 06/10/2017 and the Allocation Option Maturity Date is 06/10/2023.
•	The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 6.00% Index Rate Cap.
•	The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 15.00% Index Rate Cap.
•	As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
•	As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.1.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.25.
•	The S&P 500 Index value at the start of Contract Year immediately preceding the withdrawal is 1000.00.
•	The S&P 500 Index value at the time of the withdrawal is 1200.00.
•	On the Allocation Option Start Date, the interpolated 6-year Constant Maturity Treasury Rate (I) was 2.50% and the ICE BofAML Index (K) was 1.00%.
•	At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.10% and the ICE BofAML Index (L) is 0.90%.
•	At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N).

We take the following steps to determine the net partial withdrawal amount (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the withdrawal.

Account	(1) Accumulation Credits	(2) Accumulation Credit Factor	(3) Contract Value at time of Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	5,940.59 3,902.44	$10.668021 $11.748957	$10,453.78 $63,374.34 $45,849.60
Total			$119,677.72

(1), (2), (3)
 The current Declared Rate Value equals $10,453.78.

The return of the Index is equal to the Closing Index Value divided by the Initial Index Value. The return of the S&P 500 Index is calculated to be 1.2 (1,200.00 / 1,000.00 - 1). This is greater than the (1 + Index Rate Cap) and above (1 + the Index Rate Floor) for both the S&P 500 Secure and Growth Accounts. Therefore, the Index Rate of Return is set to (1 + the Index Rate Cap) which equals 1.06 for the S&P 500 Secure Risk Control Account and 1.15 for the S&P 500 Growth Risk Control Account.

The Contract Fee is calculated as 0.75% divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year (0.75% / 365 x 10.1 for the S&P 500 Secure Risk Control Account and 0.75% / 365 x 10.25 for the S&P 500 Growth Risk Control Account).

The Accumulation Credit Factor is then calculated as (a) the Accumulation Credit Factor at the start of the Contract Year multiplied by (b) the Index Rate of Return less (c) the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary (i.e. a x b – c).

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.1 x 1.06 – ((0.75% / 365 x 10.1) x 183) which equals $10.668021. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.668021 which equals $63,374.34.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.25 x 1.15 – ((0.75% / 365 x $10.25) x 183) which equals $11.748957. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.915414 which equals $45,849.60.

Next, we calculate the gross withdrawal from each account.

Account	(4) Gross Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$1,746.99 $10,590.83 $7,662.18
Total	$20,000.00

(4)
Withdrawal is taken Pro Rata from each Allocation Option at the time of the Withdrawal.

The Pro Rata withdrawal from the Declared Rate Account is the Contract Value in this account divided by the total Contract Value multiplied by the withdrawal amount. This is calculated as $10,453.78 / $119,677.72 x $20,000 which equals $1,746.99. The Pro Rata withdrawal from the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 / $119,677.72 x $20,000 which equals $10,590.83. The Pro Rata withdrawal from the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 / $119,677.72 x $20,000 which equals $7,662.28.

Next, we calculate the net withdrawal from each account.

Account	(5) Withdrawal Subject to Surrender Charge and MVA	(6) MVA	(7) Surrender Charge	(8) Net Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$783.52 $4,749.99 $3,436.49	$17.27 $104.68 $75.73	$70.52 $427.50 $309.28	$1,693.74 $10,268.01 $7,428.63
Total	$8,970.00	$197.68	$807.30	$19,390.38

(5)
The Annual Free Withdrawal Amount based on beginning of Contract Year Contract Value is first calculated to determine the withdrawal subject to a Surrender Charge and Market Value Adjustment (MVA). The beginning of Contract Year Contract Value equals $59,999.96 + $40,000.01 + $10,300.00 = $110,299.97. The total Annual Free Withdrawal Amount is calculated as 10% x $110,299.97 = $11,030.00. This Annual Free Withdrawal Amount is applied Pro Rata at the time of the withdrawal then subtracted from the Gross Withdrawal Amount (4) to determine the withdrawal subject to Surrender Charge and MVA (5). For the Declared Rate Account, it is calculated as $1,746.99 – ($10,453.78 / $119,677.72 x $11,030) which equals $783.52. For the S&P 500 Secure Risk Control Account is calculated the same way to be $10,590.83 – ($63,374.34 / $119,677.72 x $11,030) which equals $4,749.99. For the S&P 500 Growth Risk Control Account is calculated the same way to be $7,662.28 – ($45,849.60 / $119,677.72 x $11,030) which equals $3,436.49.

(6)
The MVA equals W x (MVAF - 1) and is calculated separately for each Allocation Option, where W is the amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year. At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J + L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.10% + 0.90%))^4.50137 = 1.0220378.

For the Declared Rate Account, the MVA is $783.52 x (1.0220378 - 1) which equals $17.27. For the S&P 500 Secure Risk Control Account, the MVA is $4,749.99 x (1.0220378 - 1) which equals $104.68. For the S&P 500 Growth Risk Control Account, the MVA is $3,436.49 x (1.0220378 - 1) which equals $75.73.

(7)
It has been more than one year but less than two years since the Contract Issue Date so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Declared Rate Account, the Surrender Charge is calculated as $783.52 x 9.00% which equals $70.52. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $4,749.99 x 9.00% which equals $427.50. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $3,436.49 x 9.00% which equals $309.28.

(8)
The net withdrawal is equal to the gross withdrawal plus the Market Value Adjustment less the Surrender Charge. For the Declared Rate Account, the net withdrawal is calculated as $1,746.99 + $17.27 - $70.52 which equals $1,693.74. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $10,590.83 + $104.68 - $427.50 which equals $10,268.01. For the S&P 500 Growth Risk Control Account, the net withdrawal is calculated as $7,662.28 + $75.73 - $309.28 which equals $7,428.63. The total net withdrawal is the sum of the three accounts, $19,390.38.

Next, we calculate the Accumulation Credits and Contract Value remaining after the withdrawal.

Account	(9) Accumulation Credits After Withdrawal	(10) Contract Value after Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	4,947.83 3,250.28	$8,706.79 $52,783.51 $38,187.42
Total		$99,677.72

(9)
The number of Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Credit Factor as of the withdrawal date. For the Declared Rate

Account there are no Accumulation Credits, so this calculation does not apply, see (10) below. For the S&P 500 Secure Risk Control Account, this is calculated as 5,940.59 - ($10,590.83 / $10.668021) which equals 4,947.83. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($7,662.18/ $11.748957) which equals 3,250.28.

(10)
The Contract Value remaining after the withdrawal for the Declared Rate Account is equal to the Declared Rate Account value prior to the withdrawal less the Gross Withdrawal. For the Declared Rate Account this is equal to $10,453.78 - $1,746.99 which equals $8,706.79. For the Risk Control Accounts the Contract Value remaining after the withdrawal is equal the Accumulation Credit Factor as of the withdrawal date multiplied by the number of Accumulation Credits after the withdrawal. For the S&P 500 Secure Risk Control Account, this is calculated as $10.668021 x 4,947.83 which equals $52,783.51. For the S&P 500 Growth Risk Control Account, this is calculated as $11.748957 x 3,250.28 which equals $38,187.42. The total Contract Value after the withdrawal is the sum of the three accounts, $99,677.72.

Example 3: Full Surrender of Contract with a Negative MVA

Assume the following information as it relates to the Contract:

•	The Contract was issued on 06/10/2017 with an initial deposit of $100,000.00.
•	The Contract Fee is 0.75%, only applied to Risk Control Accounts.
•	The GLWB Rider Fee is 0.50% applied to GLWB Benefit Base.
•	The average daily GLWB Benefit Base is $120,000 in the current Contract Year prior to the surrender.
•	Money is allocated to the Declared Rate Account and S&P 500 Risk Control Accounts.
•	A full Surrender is taken on 12/10/2018. No other withdrawals have been previously taken.
•	Contract Value as of the last Contract Anniversary 6/10/2018:
	o	Declared Rate Account value equals $10,300.00.
	o	The S&P 500 Secure Risk Control Account value equals $59,999.96.
	o	The S&P 500 Growth Risk Control Account value equals $40,000.01.

Assume the following information as it relates to the Declared Rate Account:
•	As of the withdrawal date, the Declared Rate Account balance was $10,453.78.

Assume the following information as it relates to the Risk Control Accounts:
•	The Allocation Option Start Date is 06/10/2017 and the Allocation Option Maturity Date is 06/10/2023.
•	The S&P 500 Secure Risk Control Account has a 0.00% Index Rate Floor and a 6.00% Index Rate Cap.
•	The S&P 500 Growth Risk Control Account has a -10.00% Index Rate Floor and a 15.00% Index Rate Cap.
•	As of the withdrawal date, there are 5,940.59 S&P 500 Secure Risk Control Account Accumulation Credits.
•	As of the withdrawal date, there are 3,902.44 S&P 500 Growth Risk Control Account Accumulation Credits.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Secure Risk Control Account is $10.10.
•	The Accumulation Credit Factor (P) at the start of the Contract Year immediately preceding the withdrawal for the S&P 500 Growth Risk Control Account is $10.25.
•	The S&P 500 Index value at the start of Contract Year immediately preceding the withdrawal is 1000.00.
•	The S&P 500 Index value at the time of the withdrawal is 1200.00.
•	On the Allocation Option Start Date, the interpolated 6-year Constant Maturity Treasury Rate (I) was 2.50% and the ICE BofAML Index (K) was 1.00%.
•	At the time of the withdrawal the Constant Maturity Treasury Rate for the remaining Index period (J) is 2.90% and the ICE BofAML Index (L) is 1.10%.
•	At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N).

We take the following steps to determine the Surrender amount (excluding taxes) payable to the Owner:

First, we calculate the Contract Value at the time of the Surrender.

Account	(1) Accumulation Credits	(2) Accumulation Credit Factor	(3) Contract Value at time of Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	5,940.59 3,902.44	$10.668021 $11.748957	$10,453.78 $63,374.34 $45,849.60
Total			$119,677.72

(1), (2), (3)
 The current Declared Rate Value equals $10,453.78.

The return of the Index is equal to the Closing Index Value divided by the Initial Index Value. The return of the S&P 500 Index is calculated to be 1.2 (1,200.00 / 1,000.00 - 1). This is greater than the (1 + Index Rate Cap) and above (1 + the Index Rate Floor) for both the S&P 500 Secure and Growth Accounts. Therefore, the Index Rate of Return is set to (1 + the Index Rate Cap) which equals 1.06 for the S&P 500 Secure Risk Control Account and 1.15 for the S&P 500 Growth Risk Control Account.

The Contract Fee is calculated as 0.75% divided by the number of days in the Contract Year multiplied by the Accumulation Credit Factor at the start of the Contract Year (0.75% / 365 x 10.1 for the S&P 500 Secure Risk Control Account and 0.75% / 365 x 10.25 for the S&P 500 Growth Risk Control Account).

The Accumulation Credit Factor is then calculated as (a) the Accumulation Credit Factor at the start of the Contract Year multiplied by (b) the Index Rate of Return less (c) the Risk Control Account Daily Contract Fee multiplied by the number of days that have passed since the last Contract Anniversary (i.e. a x b – c).

For the S&P 500 Secure Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.1 x 1.06 – ((0.75% / 365 x 10.1) x 183) which equals $10.668021. The current S&P 500 Secure Risk Control Account Contract Value is then calculated as 5,940.59 x $10.668021 which equals $63,374.34.

For the S&P 500 Growth Risk Control Account, this results in an Accumulation Credit Factor at the time of the withdrawal of $10.25 x 1.15 – ((0.75% / 365 x $10.25) x 183) which equals $11.748957. The current S&P 500 Growth Risk Control Account Contract Value is then calculated as 3,902.44 x $11.915414 which equals $45,849.60.

Next, we calculate the gross withdrawal from each account.

Account	(4) Gross Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$10,453.78 $63,374.34 $45,849.60
Total	$119,677.72

(4)
Because this is a full surrender, the entire Contract Value will be withdrawn from each account.

Next, we calculate the net withdrawal from each account.

Account	(5) GLWB Rider Fee	(6) Withdrawal Subject to Surrender Charge and MVA	(7) MVA	(8) Surrender Charge	(9) Net Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	$26.27 $159.30 $115.25	$9,464.05 $57,374.20 $41,508.66	($203.10) ($1,231.24) ($890.77)	$851.76 $5,163.68 $3,735.78	$9,372.65 $56,820.12 $41,107.80
Total	$300.82	$108,346.91	($2,325.11)	$9,751.22	$107,300.57

(5)
The GLWB Rider Fee is calculated as 0.50% divided by the number of days in the Contract Year multiplied by the number of days elapsed since the start of the Contract Year multiplied by the average daily GLWB Benefit Base in the current Contract Year. The total GLWB Rider Fee equals (0.50% / 365) x 183 x $120,000 = $300.82. This total GLWB Rider Fee is taken Pro Rata at the time of the Surrender from each allocation option. For the Declared Rate Account it is calculated as $10,453.78 / $119,677.72 x $300.82 which equals $26.27. For the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 / $119,677.72 x $300.82 which equals $159.30. For the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 / $119,677.72 x $300.82 which equals $115.25.

(6)
The Annual Free Withdrawal Amount based on beginning of Contract Year Contract Value is first calculated to determine the withdrawal subject to a Surrender Charge and Market Value Adjustment (MVA). The beginning of Contract Year Contract Value equals $59,999.96 + $40,000.01 + $10,300.00 = $110,299.97. The total Annual Free Withdrawal Amount is calculated as 10% x $110,299.97 = $11,030.00. This Annual Free Withdrawal Amount is applied Pro Rata at the time of the withdrawal then subtracted from the Gross Withdrawal Amount (4) less GLWB Rider Fee

(5) to determine the withdrawal subject to Surrender Charge and MVA (6). For the Declared Rate Account it is calculated as $10,453.78 - $26.27 – ($10,453.78 / $119,677.72 x $11,030) which equals $9,464.05. For the S&P 500 Secure Risk Control Account is calculated the same way to be $63,374.34 – $159.30 - ($63,374.34 / $119,677.72 x $11,030) which equals $57,374.20. For the S&P 500 Growth Risk Control Account is calculated the same way to be $45,849.60 - $115.25 – ($45,849.60 / $119,677.72 x $11,030) which equals $41,508.66.

(7)
The MVA equals W x (MVAF - 1) and is calculated separately for each Allocation Option, where W is the amount of withdrawal that is in excess of the Annual Free Withdrawal Amount for that Contract Year. At the time of the withdrawal there are 4.50137 years remaining in the Allocation Option Period (N). Therefore, MVAF = ((1 + I + K)/(1 + J + L))^N = ((1 + 2.50% + 1.00%)/(1 + 2.90% + 1.10%))^4.50137 = 0.9785402.

For the Declared Rate Account, the MVA is $9,464.05 x (0.9785402 - 1) which equals - $203.10. For the S&P 500 Secure Risk Control Account, the MVA is $57,374.20 x (0.9785402 - 1) which equals - $1,231.24. For the S&P 500 Growth Risk Control Account, the MVA is $41,508.79 x (0.9785402 - 1) which equals - $890.77.

(8)
It has been more than one year but less than two years since the Contract Issue Date so the applicable Surrender Charge percentage is 9.00%. This is multiplied by the amount of the withdrawal subject to a Surrender Charge to determine the Surrender Charge. For the Declared Rate Account, the Surrender Charge is calculated as $9,464.05 x 9.00% which equals $851.76. For the S&P 500 Secure Risk Control Account, the Surrender Charge is calculated as $57,374.20 x 9.00% which equals $5,163.68. For the S&P 500 Growth Risk Control Account, the Surrender Charge is calculated as $41,508.79 x 9.00% which equals $3,735.78.

(9)
The net withdrawal is equal to the gross withdrawal less GLWB Rider Fee plus the Market Value Adjustment less the Surrender Charge. For the Declared Rate Account, the net withdrawal is calculated as $10,453.78 - $26.27 + - $203.10 - $851.76 which equals $9,372.65. For the S&P 500 Secure Risk Control Account, the net withdrawal is calculated as $63,374.34 - $159.30 + - $1,231.24 - $5,163.68 which equals $56,820.12. For the S&P 500 Growth Risk Control Account, the net withdrawal is calculated as $45,849.60 - $115.25 + - $890.77 - $3,735.78 which equals $41,107.80. The total net withdrawal is the sum of the three accounts, $107,300.57.

Next, we calculate the Accumulation Credits and Contract Value remaining after the withdrawal.

Account	(10) Accumulation Credits After Withdrawal	(11) Contract Value after Withdrawal
Declared Rate Account S&P 500 Secure Risk Control Account S&P 500 Growth Risk Control Account	0.00 0.00	$0.00 $0.00 $0.00
Total		$0.00

(10)
The number of Accumulation Credits remaining after the withdrawal is equal to the number of Accumulation Credits prior to the withdrawal minus the result of the gross withdrawal from the account divided by the Accumulation Credit Factor as of the withdrawal date. For the Declared Rate Account there are no Accumulation Credits, so this calculation does not apply, see (11) below. For the S&P 500 Secure Risk Control Account, this is calculated as 5,940.59 - ($63,374.34 / $10.668021) which equals 0.00. For the S&P 500 Growth Risk Control Account, this is calculated as 3,902.44 - ($45,849.60/ $11.748957) which equals 0.00.

(11)
Following the surrender of the Contract, there is no Contract Value remaining because there are no Declared Rate Account Value and no Accumulation Credits remaining. Following the surrender of the Contract, the GLWB Rider terminates and the Guaranteed Lifetime Withdrawal Benefit ends.

APPENDIX B: STATE VARIATIONS OF CERTAIN FEATURES AND BENEFITS

[To be updated by amendment]

The following information is a summary of certain features or benefits of the CUNA Mutual Group Zone Income Annuity Contracts that vary from the features and benefits previously described in this Prospectus as a result of requirements imposed by states. Please contact your financial professional for more information about Contract variations and availability in your state.

States where certain CUNA Mutual Group Zone Income Annuity features or benefits vary:

State	Feature or Benefit	Variation

Arizona	See “Right to Examine” under “Getting Started – The Accumulation Period”	If your age as of the Contract Issue Date is at least 65 years old, you must return your Contract within 30 days of receipt.

California	All references to “Allocation Options”	The Declared Rate Account is not available as an Allocation Option.

	See “Owner” under “Getting Started – The Accumulation Period”	The Owner has the right to assign the Contract.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if your age as of the Contract Issue Date is at least 60 years old and you only allocated your Purchase Payment to the money market fund option.

If your age as of the Contract Issue Date is at least 60 years old, you must return your Contract within 30 days of receipt.

	See “Waiver of Surrender Charges” under “Access to Your Money”	“Nursing Home or Hospital” is replaced with “Facility Care, Home Care, or Community-Based Services”. There is no minimum confinement period to utilize this waiver. The Facility Care or Home Care and Terminal Illness waivers apply to full surrenders only, not partial withdrawals.

Connecticut	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

You must return your Contract within 10 days of receipt, including replacement contracts.

	See “Waiver of Surrender Charges” under “Access to Your Money”	There is a one-year wait before the waiver of surrender charge provisions may be exercised.

Delaware	See “Right to Examine” under “Getting Started – The Accumulation Period”	You must return your Contract within 10 days of receipt (20 days if it is a replacement contract).

State	Feature or Benefit	Variation

Florida	See “Owner” under “Getting Started – The Accumulation Period”	The Owner has the right to assign the Contract.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	You must return your Contract within 21 days of receipt (30 days if it is a replacement contract).

	See “Payout Date” under “Income Payments – The Payout Period”	The requested Payout Date must be at least one year after the Contract Issue Date.

Georgia	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

Hawaii	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Idaho	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

You must return your Contract within 20 days of receipt, including replacement contracts.

Illinois	All references to “Allocation Options”	The Declared Rate Account is not available as an Allocation Option.

	See definition of Terminally Ill and Terminal Illness in “Glossary”	Terminally Ill, Terminal Illness – A life expectancy of 24 months or less due to any illness or accident.

Indiana	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was a replacement, not new money.

You must return your Contract within 10 days of receipt (20 days if it is a replacement contract).

Kansas	See definition of Terminally Ill and Terminal Illness in “Glossary”	Terminally Ill, Terminal Illness – A life expectancy of 24 months or less due to any illness or accident.

Louisiana	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

State	Feature or Benefit	Variation
Maryland	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Massachusetts	See definition of Terminally Ill and Terminal Illness in “Glossary”	Terminally Ill, Terminal Illness – A life expectancy of 24 months or less due to any illness or accident.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

You must return your Contract within 10 days of receipt (20 days if it is a replacement contract).

	See “Waiver of Surrender Charges” under “Access to Your Money”	There is no Nursing Home or Hospital waiver. The Terminal Illness waiver applies to full surrenders only, not partial withdrawals.

	See “Terms of Income Payments” under “Income Payments – The Payout Period”	Income Options are not based on gender. The amount of each payment depends on all the items listed other than gender.

	See “Misstatement of Age or Gender” under “Other Information”	Income Options are not based on gender. Only proof of age is required for misstatement; proof of gender is not.

Minnesota	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was a replacement, not new money.

Mississippi	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Montana	See “Terms of Income Payments” under “Income Payments – The Payout Period”	Income Options are not based on gender. The amount of each payment depends on all the items listed other than gender.

	See “Misstatement of Age or Gender” under “Other Information”	Income Options are not based on gender. Only proof of age is required for misstatement; proof of gender is not.

State	Feature or Benefit	Variation

Nebraska	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Nevada	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

New Jersey	All references to “Allocation Options”	The Declared Rate Account is not available as an Allocation Option.
	See “Waiver of Surrender Charges” under “Access to Your Money”	There is no Terminal Illness waiver.

New Hampshire	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

North Carolina	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

North Dakota	See “Right to Examine” under “Getting Started – The Accumulation Period”	You must return your Contract within 20 days of receipt (30 days if it is a replacement contract).

Oklahoma	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

You must return your Contract within 10 days of receipt (20 days if it is a replacement contract).

Pennsylvania	See “Right to Examine” under “Getting Started – The Accumulation Period”	You must return your Contract within 10 days of receipt (30 days if it is an external replacement contract and 45 days if it is an internal replacement contract).

	See “Waiver of Surrender Charges” under “Access to Your Money”	“Terminal Illness” is replaced with “Terminal Condition”. The minimum consecutive day confinement is 90 days for a Nursing Home and 30 days for a Hospital.

State	Feature or Benefit	Variation

Rhode Island	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

You must return your Contract within 20 days of receipt (30 days if it is a replacement contract).

South Carolina	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Tennessee	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was a replacement, not new money.

Texas	See “Owner” under “Getting Started – The Accumulation Period”	The Owner has the right to assign the Contract.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	You must return your Contract within 20 days of receipt (30 days if it is a replacement contract).

	See “Waiver of Surrender Charges” under “Access to Your Money”	“Terminal Illness” is replaced with “Terminal Disability”.

Utah	See “Owner” under “Getting Started – The Accumulation Period”	The Owner has the right to assign the Contract.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

Vermont	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals if the source of your initial Purchase Payment was new money, not a replacement.

Washington	All references to “Allocation Options”	The Declared Rate Account is not available as an Allocation Option.

	See “Right to Examine” under “Getting Started – The Accumulation Period”	If the Purchase Payment exceeds the Contract Value, the refund will be your Purchase Payment less withdrawals.

You must return your Contract within 10 days of receipt (20 days if it is a replacement contract).

	See “Waiver of Surrender Charges” under “Access to Your Money”	The life expectancy to utilize the Terminal Illness waiver is 24 months.

Wisconsin	See “Owner” under “Getting Started – The Accumulation Period”	The Owner has the right to assign the Contract.

MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, IA 50677
1-800-798-5500

Dealer Prospectus Delivery Obligations

All dealers that effect transactions in these securities are required to deliver a Prospectus.

GLWB Supplement Dated May 1, 2019
to the
Prospectus Dated May 1, 2019

This GLWB Supplement should be read and retained with the prospectus for the CUNA Mutual Group Zone Income Annuity.

Guaranteed Lifetime Withdrawal Benefit terms reflected in this GLWB Supplement shall remain in effect and will not be superseded until after an updated GLWB Supplement is filed with the SEC. Your application and Purchase Payment for the Contract must be received in Good Order while the GLWB Supplement is in effect. We will provide notice of effectiveness of a new GLWB Supplement at least seven calendar days in advance. If we issue your Contract on or after the effective date of a new GLWB Supplement, your Contract will receive the terms of the new GLWB Supplement currently in effect. We will publish any changes to this GLWB Supplement for any future periods at least seven calendar days before they take effect on EDGAR at www.sec.gov under file number 333-XXXXXX. Please contact your financial professional or visit https://cmannuities.com/products/registered-index-linked-annuities/zone-income for the most current supplement and Guaranteed Lifetime Withdrawal Benefit terms.

Age of Covered Person as of the Contract Issue Date	Base Withdrawal Percentage		Annual Increase Percentage
	Single Life	Joint Life	Single Life	Joint Life
21 - 54	2.50%	2.00%	0.40%	0.40%
55 - 59	3.50%	3.00%	0.40%	0.40%
60 - 64	4.50%	4.00%	0.40%	0.40%
65 - 69	5.50%	5.00%	0.40%	0.40%
70 - 74	6.00%	5.50%	0.40%	0.40%
75 - 79	6.50%	.6.00%	0.40%	0.40%
80+	7.50%	7.00%	0.40%	0.40%

On the Contract Issue Date both the Base Withdrawal Percentage and Annual Increase Percentage are determined based on the election of single life or joint life option rates using the age of the younger Covered Person(s).

•	We cannot change the Guaranteed Lifetime Withdrawal Benefit terms for your Contract once they are established. If the Guaranteed Lifetime Withdrawal Benefit terms you receive are unacceptable, you can cancel your Contract during the right to examine period.
•	The Guaranteed Lifetime Withdrawal Benefit cannot provide a GLWB Payment until the Contract Anniversary following the 50th birthday of the younger Covered Person or the first Contract Anniversary, whichever is later.
•	If you begin GLWB Payments before age 59½, the payments may be subject to an additional 10% federal tax penalty.